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As filed with the Securities and Exchange Commission on August 7, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VYSIS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	36-3803405
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

3100 Woodcreek Drive
Downers Grove, Illinois 60515
(630) 271-7000
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

John L. Bishop
President and Chief Executive Officer
VYSIS, INC.
3100 Woodcreek Drive, Downers Grove, Illinois 60515
(630) 271-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

DAVID A. SCHUETTE	DONALD J. MURRAY
MAYER, BROWN & PLATT	DEWEY BALLANTINE LLP
190 SOUTH LASALLE STREET	1301 AVENUE OF THE AMERICAS
CHICAGO, IL 60603-3441	NEW YORK, NY 10019-6092
(312) 782-0600	(212) 259-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Registration Fee

Common Stock, $.001 par value per share	4,600,000(2)	$23.78	$109,388,000	$27,347

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), on the basis of the average high and low sales prices of the Common Stock on July 31, 2001, as reported by the Nasdaq National Market.
(2)
Includes 600,000 shares issuable upon exercise of the underwriters' over-allotment option.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS	Subject to completion	August 7, 2001

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

4,000,000 Shares

Common Stock

Of the 4,000,000 shares of our common stock offered by this prospectus, we are selling 1,000,000 shares and the selling stockholder is selling 3,000,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Our common stock is quoted on the Nasdaq National Market under the ticker symbol "VYSI." On August 6, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $25.99 per share.

Investing in our common stock involves certain risks. See "Risk factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discount and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholder	$	$

The underwriters may also purchase up to an additional 600,000 shares of our common stock from the selling stockholder at the public offering price, less the underwriting discount, to cover over-allotments, if any, within 30 days of the date of this prospectus.

The underwriters are offering the shares of common stock as described under the heading "Underwriting." Delivery of the shares will be made on or about      , 2001.

UBS Warburg
First Union Securities, Inc.
Pacific Growth Equities, Inc.

You should rely only on the information contained in this prospectus, including information incorporated by reference. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

1

Prospectus summary

You should read the following summary together with the more detailed information appearing elsewhere in or incorporated by reference into this prospectus, including the consolidated financial statements and related notes.

VYSIS, INC.

We are a genomic disease management company that develops, commercializes and markets DNA-based products that provide information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases. Our tests are performed using DNA probes, which specifically identify chromosomal and gene abnormalities that are the fundamental source of many diseases. Our marketed products include tests for breast cancer, bladder cancer and leukemia, as well as prenatal tests which detect the primary chromosomal abnormalities associated with Down's syndrome and other birth defects. We are currently seeking FDA approval of an additional claim for our currently marketed breast cancer test. Products currently in research and development include tests for breast cancer, bladder cancer, lung cancer, cervical cancer and colorectal cancer, as well as for the detection of chromosomal abnormalities in fetal cells present in maternal blood. We currently market seven U.S. FDA or foreign approved clinical products and over 300 analyte specific reagent and research products through our direct sales operations in the United States and Europe which, together with our exclusive distributors, reach 59 countries. Our worldwide distribution network is supplemented by collaborations with Abbott Laboratories and Fujisawa Pharmaceuticals. Market acceptance of our higher margin core DNA probe products and the adherence to our efficient business model allowed us to achieve operating profitability in the fourth quarter of 2000.

We possess a group of proven technologies that can assess the entire breadth of potential genetic aberrations, including abnormalities associated with chromosomes, individual genes and specific DNA sequences within genes. We have the capabilities to perform a broad spectrum of clinical applications including the detection of genetic irregularities for predictive purposes, early detection of disease, as well as therapeutic selection. Preclinical trials with our bladder cancer test at the Mayo Clinic have suggested that our genetic tests can detect bladder cancer earlier than existing methodologies, in some cases before presentation of the tumor becomes evident. We are now applying this technology to the early detection of other cancers.

It has been demonstrated that gene abnormalities directly correlate with patient response to certain therapeutics. We aim to be the partner of choice for pharmaceutical companies for analyzing the correlation of genomic data with therapeutic selection, referred to as pharmacogenomics. An example of this is our test for the HER-2 gene. We cooperated closely with Genentech in making submissions to the FDA for the use of our PathVysion HER-2 test to select patients that are likely to respond to Genentech's breast cancer therapy, Herceptin®. We believe strategic partnerships of this nature should aid in the introduction of future tests that are specifically tailored to new therapies.

We have three technology platforms for the analysis of genetic abnormalities.

•
Our cellular genomics platform enables the detection of larger chromosomal and gene abnormalities in intact cells, utilizing fluorescence in situ hybridization, or FISH, technology. This platform underlies our seven approved clinical products for the detection of certain cancers and prenatal disorders and the majority of our ASR/Research products.

•
Our genomic microarray platform enables the detection of gene abnormalities such as gene amplifications, which are multiple copies of the same gene, and gene deletions, which are missing genes. We are currently marketing research products based on this platform and are developing clinical applications in cancer and prenatal testing.

•
Our Molecular Lawn™ platform enables the detection of specific gene mutations, such as single nucleotide polymorphisms. We foresee application of this early stage technology in predictive testing for diseases such as cancer and cardiovascular disease and intend to resume development once we determine that sufficient profit opportunities exist.

OUR STRATEGY

Our goal is to strengthen our position as a leading genomic disease management company providing products for the clinical assessment and management of cancer, prenatal disorders and other genetic diseases. The key elements of our strategy are as follows:

High value products

We believe our products provide the most clinically relevant data for many diseases, enabling more efficient disease diagnosis, monitoring and therapeutic selection. We plan to strengthen our broad platform in genomic disease management to test for the full range of genomic abnormalities. We intend to develop products providing the highest near-term medical value and significant revenue potential based on our cellular genomics and genomic microarray platforms for early detection and therapeutic selection. We intend to accomplish this through the successful application of our ASR/Research products towards development of additional clinical genomic disease management products.

Sales and marketing

We have established and plan to build on our sales and marketing infrastructure in order to maximize market penetration of our products. We intend to supplement our sales capabilities with collaborative arrangements with market leaders, such as our distribution collaborations with Abbott and Fujisawa. In addition to extending our distribution capabilities, we believe these collaborations will allow us to establish new customer relationships to facilitate sales of all of our products.

Partner of choice for biotechnology and pharmaceutical companies

By providing the most clinically relevant data for many genetic diseases, we offer biotechnology and pharmaceutical companies validated tools for selecting those patients most likely to respond to specific therapeutics. Our collaborations with teaching, academic and research centers allow us, in certain cases, to obtain rights to high-value genetic targets that provide the opportunity for complementary early detection and therapeutic response product development. In addition, where there are common genetic causes among multiple diseases, we can work with our pharmaceutical collaborators to seek supplemental FDA approvals to use existing therapies and our companion tests to treat these other diseases.

Worldwide presence

We intend to market our products worldwide and to maximize our revenue by introducing products selectively into those geographic markets with the greatest potential for early market adoption.

Intellectual property

We have pursued a strategy of creating a broad patent position with respect to our technology platforms. We believe we have developed a strong patent position in our markets and we intend to expand and strengthen our intellectual property position. We also intend to generate incremental revenue by licensing our proprietary technology to third parties.

Regulatory and reimbursement

We intend to continue to seek regulatory approval for our products in the United States and other major markets. In addition, we intend to continue to seek reimbursement by governmental and third-party payors for our products as they gain regulatory approvals.

SELLING STOCKHOLDER

BP p.l.c., formerly BP Amoco p.l.c., is selling 3,000,000 shares in this offering. BP is one of the world's leading oil companies on the basis of market capitalization and proved reserves. Its main businesses are exploration and production, refining and marketing, and chemicals, with operations in Europe, the United States, Canada, South America, Australia, Asia and parts of Africa. Prior to this offering, BP owned, through its wholly owned indirect subsidiary, Amoco Technology Company, approximately 65% of our outstanding common stock. In July 2001, BP announced that it was evaluating alternatives for divestment of all or a portion of its holdings in us, having determined that such holdings were no longer strategic. Assuming no exercise of the underwriters' over-allotment option, after this offering BP will beneficially own approximately 33% of our outstanding common stock.

The offering

Common stock offered by Vysis	1,000,000 shares
Common stock offered by the selling stockholder	3,000,000 shares
Total	4,000,000 shares
Common stock to be outstanding after this offering	11,241,438 shares
Use of proceeds
We intend to use the net proceeds from this offering for working capital, general corporate purposes and to acquire and develop complementary technologies and intellectual property rights as opportunities arise.
We will not receive any proceeds from the sale of the shares by the selling stockholder. See "Use of proceeds."
Nasdaq National Market symbol	VYSI

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' option to purchase up to 600,000 shares of our common stock from the selling stockholder to cover over-allotments.

The number of shares to be outstanding after this offering is based on 10,241,438 shares outstanding as of June 30, 2001, and does not take into account 2,022,777 shares issuable upon exercise of outstanding stock options as of June 30, 2001 with a weighted average exercise price of $4.89 per share.

Our principal executive offices are located at 3100 Woodcreek Drive, Downers Grove, Illinois 60515 and our telephone number is (630) 271-7000. Our internet website address is www.vysis.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information on our website as part of this prospectus.

Summary consolidated financial data
 (in thousands, except per share data)

	Year ended December 31,			Three months ended March 31,
Statement of operations data:(1)	1998	1999	2000	2000	2001

Revenues:
FDA/AFSSAPS approved clinical genetic testing products	$2,616	$4,116	$5,927	$1,297	$2,013
ASR/Research products	8,463	9,506	11,176	2,642	3,536
Genetic instrument products	6,650	3,268	1,906	292	742
Distributed laboratory products	1,175	1,079	—	—	—

Total product revenue	18,904	17,969	19,009	4,231	6,291
License and other revenue	1,444	749	2,138	181	242
Legal settlement	384	—	—	—	—

Total revenues	20,732	18,718	21,147	4,412	6,533
Cost of goods sold	8,444	6,492	4,059	927	1,253

Gross profit	12,288	12,226	17,088	3,485	5,280
Operating expenses:
Research and development	11,358	8,942	7,326	1,766	1,479
Selling, general and administrative	18,217	14,871	11,983	3,167	3,028
Restructuring expense	—	918	—	—	—

Income (loss) from operations	(17,287)	(12,505)	(2,221)	(1,448)	773
Gain on sale of imaging business	—	1,700	—	—	—
Gain on sale of French distributor	—	166	—	—	—
Gain on sale of marketable securities	—	357	1,190	—	—
Interest income net of expense	958	580	569	109	177

Income (loss) from continuing operations	(16,329)	(9,702)	(462)	(1,339)	950
Income (loss) from discontinued operations	(426)	(140)	2	20	135

Net income (loss)	$(16,755)	$(9,842)	$(460)	$(1,319)	$1,085

Net income (loss) from continuing operations per share:
Basic	$(1.87)	$(0.98)	$(0.05)	$(0.13)	$0.09

Diluted	$(1.87)	$(0.98)	$(0.05)	$(0.13)	$0.08

Net income (loss) per share:
Basic	$(1.91)	$(1.00)	$(0.05)	$(0.13)	$0.11

Diluted	$(1.91)	$(1.00)	$(0.05)	$(0.13)	$0.10

Shares used in computing income (loss) from continuing operations and net income (loss) per share:
Basic	8,753	9,859	10,087	10,007	10,154
Diluted	8,753	9,859	10,087	10,007	11,180
	March 31, 2001
Balance sheet data:(1)	Actual	As adjusted(2)

	(in thousands)
Cash and cash equivalents	$3,904	$27,610
Short-term investments	6,907	6,907
Working capital, including discontinued operations	11,803	35,509
Total assets, including discontinued operations	22,636	46,342
Long-term debt	—	—
Total stockholders' equity	14,239	37,945

(1)
As restated for discontinued operations as discussed under "Management's discussion and analysis of financial condition and results of operations—Overview."
(2)
As adjusted to give effect to our sale of 1,000,000 shares of common stock in this offering at an assumed public offering price of $25.99 per share, and receipt of the net proceeds therefrom.

Risk factors

You should carefully consider the following risk factors and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. Investing in our common stock involves a significant degree of risk. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS IN GENERAL

If our genetic testing products do not gain market acceptance, our business may be harmed.

Acceptance of our genetic testing products by clinical laboratories and geneticists, clinicians, pathologists, oncologists and other physicians for use in clinical markets and the rate of acceptance, if any, is uncertain and will depend upon, among other things, our ability to:

•
increase the level of awareness of our cellular genomics, genomic microarray and other technologies among the clinical laboratories and physicians who are expected to order our tests;

•
educate the medical community regarding the benefits of managing disease with genomic testing products;

•
provide data demonstrating the effectiveness of our products; and

•
obtain third-party payors' approval of our products.

If we fail to gain acceptance of our genetic testing products in the clinical market or experience any significant delay in such acceptance, our business may be harmed.

If Medicare and other third-party payors, including managed care organizations, do not provide adequate reimbursement for our products, most clinical reference laboratories will not use our products, which would have a material adverse effect on our business.

The success of our diagnostic products in the clinical market will depend, in part, on the availability of adequate reimbursement from third-party payors such as United States or foreign government entities, managed care organizations and private insurance plans. Significant uncertainty exists concerning third-party reimbursement for the use of medical tests incorporating new technology. Reimbursement by a third-party payor generally depends on factors such as the payor's determination that the product:

•
is clinically useful and cost-effective;

•
is not experimental or investigational; and

•
is medically necessary and appropriate for the specific patient.

Since reimbursement approval is required from each individual payor, seeking such approvals is a time consuming and costly process which requires us to provide scientific and clinical support for the use of our products for their approved indications to each payor separately. Additionally, third-party payors are increasingly challenging the price of medical products and services. We cannot assure you that third-party reimbursement will be consistently available for our products or that such third-party reimbursement will be adequate. In addition, health care reimbursement systems vary from country to country and, accordingly, we cannot assure you that third-party reimbursement will be available for our products in any particular country in which we market our products.

If our customers are unable to obtain adequate reimbursements for our products, they may forego or reduce their use and our ability to generate revenue and earnings from the sale of our products will be limited. For example, we believe the adoption in France of our prenatal clinical products has been adversely affected by the French government's 1998 decision to delay action on a recommendation that it approve reimbursement for FISH prenatal tests. The French government has still taken no action on this recommendation, and we do not know when or if the French government will approve reimbursement.

If we do not obtain the regulatory approvals required to market and sell our products, then our business will be unsuccessful and the market price of our stock will substantially decline.

We are subject to regulation by government agencies in the United States and abroad with respect to the manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products. For example, our products for diagnostic use are subject to approval or clearance by the FDA prior to marketing in the United States. Similar regulations exist in most major foreign markets, including the European Union and Japan. The process of obtaining the necessary regulatory approvals and clearances can be time-consuming and expensive. If we do not receive the required regulatory approvals or clearances, we will not be able to commercialize additional products, which would adversely affect our profitability and the value of our common stock.

We are generally prohibited from marketing our diagnostic products in the United States unless we obtain either 510(k) clearance or premarket application approval from the FDA. We believe that it usually takes from four to 12 months from submission to obtain 510(k) clearance, but it can take longer. The process of obtaining premarket application approval is generally much more costly, lengthy and uncertain. In any event, we cannot assure you that we will obtain 510(k) clearances or premarket application approvals in a timely fashion or at all.

If the FDA or other regulatory agencies place restrictions on, or impose additional approval requirements with respect to, products we market, we may incur substantial additional costs and experience delays or difficulties in continuing to market and sell these products.

Even if the FDA grants to us approval or clearance with respect to any of our products, it may place substantial restrictions on the indications for which we may market the product, which could result in fewer sales and lower revenues.

We may make modifications to cleared or approved products in the future, and when doing so make the determination that the modifications do not necessitate the filing of a new 510(k) notification or premarket approval application. However, if the FDA does not agree with our determination, it will require us to make additional filings for the modification, and we may be prohibited from marketing the modified product until we obtain FDA clearance or approval, which could delay our ability to introduce product modifications or claims into the market. We may not be able to make product or labeling changes until we get FDA approval of these changes.

Our products will be subject to continuing FDA requirements relating to quality control, quality assurance, maintenance of records, documentation, manufacturing, labeling and promotion. We are also required to submit medical device reports to the FDA to report device-related deaths or serious injuries, as well as malfunctions, the recurrence of which would be likely to cause or contribute to a death or serious injury. These reports are publicly available.

If we fail to comply with regulatory laws and regulations, we will be subject to enforcement actions, which will affect our ability to market and sell our products and may harm our reputation.

If we fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell our products successfully and could harm our reputation and lead to less acceptance of our products by the market. These enforcement actions could include any or all of the following:

•
product seizures;

•
voluntary or mandatory recalls and patient or physician notification;

•
withdrawal of investigational or marketing approvals;

•
restrictions on, or prohibitions against, marketing or importation of our products; and

•
fines, injunctions and other civil and criminal penalties.

Our intellectual property rights may not provide meaningful commercial protection for our products. This could enable third parties to use our technology, or very similar technology, and could reduce our ability to compete in the market.

We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology. However, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage. Our patents may be challenged, invalidated or designed around by third parties. Our patent applications may not issue as patents in a form that will be advantageous to us or may not issue at all. If our intellectual property does not provide sufficient protection against competition, our competitors could compete more directly with us. Moreover, patents do not guarantee the right to practice the technology, and the existence of patents held by third parties could preclude the practice of our patented technology. Also, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology.

Our success will depend partly on our ability to operate without infringing the proprietary rights of others. If we infringe others' rights, we could incur substantial liability for damages or be required to stop our product development and commercialization efforts.

Third parties have numerous U.S. and foreign issued patents and pending patent applications in the general fields of nucleic acid technology and clinical diagnostic technology, and we expect more to be issued in the future. Third parties may claim that our products infringe their patents or other intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. We are aware of several issued U.S. patents and foreign counterparts relating generally to compositions, methods of use, and instrumentation relating to significant elements of our cellular genomic and genomic microarray applications and direct labeling technologies, or to significant elements of our anticipated use of our Q-beta replicase amplification technologies, or to reagents useful in the performance of comparative genomic hybridization or microarray-based comparative genomic hybridization assays. We do not license or have other rights to these patents. We believe that certain of these patents are controlled by our competitors. In addition, because patent applications are maintained under conditions of confidentiality while pending in the U.S. Patent and Trademark Office and can take many years to issue, there may be currently pending applications, of which we are unaware, which may later result in issued patents which our products infringe. There could also be existing patents of which we are not aware that our products infringe.

If we are found to infringe the patent or other intellectual property rights of others, we could be required to pay damages, stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be prevented from selling some of our products, which could decrease our revenue.

If we become involved in patent litigation or other proceedings to enforce our patent rights, we could incur substantial costs and suffer from diversion of management time and attention.

The patent position of companies like ours is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. In order to protect or enforce our patent rights, we may have to initiate legal proceedings against third parties, such as infringement suits or interference proceedings. By initiating legal proceedings to enforce our intellectual property rights, we may also provoke these third parties to assert claims against us. Similarly, others may sue us. Intellectual property litigation is costly, and, even if we prevail, could divert management attention and resources away from our business.

Our rights to the use of technologies licensed to us by third parties are not within our control, and without these technologies, our products and programs may not be successful and our business prospects could be harmed.

We rely on licenses to use various technologies that are material to our business. We do not own the patents that underlie these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our abiding by the terms of those licenses and our licensors' not terminating them. In most cases, we do not control the prosecution or filing of the patents to which we hold licenses. We also rely upon our licensors to prevent infringement of those patents. Some of the licenses under which we have rights provide us with exclusive rights in specified fields, but we cannot assure you that the scope of our rights under these and other licenses will not be subject to dispute by our licensors or third parties. Certain of our other licenses contain due diligence obligations as well as provisions that allow the licensor to terminate the license upon specific conditions.

The failure to obtain, on commercially reasonable terms, the rights to genes or correlations of genetic abnormalities to disease necessary for marketing our clinical products may limit our ability to grow our business.

Our future prospects are dependent upon the rate at which particular genes or genetic abnormalities are discovered and are correlated with disease. These discoveries often result in patents being issued to third parties. Therefore, in order to commercialize products based on these discoveries, we may need to obtain a license to these patents. Our ability to obtain such rights depends in part upon our research collaborations and our ability to maintain and expand such collaborations. We cannot assure you that we will be able to obtain, on commercially reasonable terms, the rights to genes or correlations of genetic abnormalities to disease necessary for marketing our clinical products. If we fail to obtain these rights, we will not be able to commercialize new related products that will affect our profitability.

If we are unable to maintain our relationships with our research partners or enter into successful research collaborations in the future, we may not be able to develop our products or sell our products commercially.

We rely on our relationships with collaborators at academic and other institutions that conduct research in areas of interest to us. These collaborators are not our employees. As a result, we have limited control over their activities and, except as otherwise required by our collaboration agreements, can expect only limited amounts of their time to be dedicated to our activities. In addition, our collaborators may not perform as we expect. Our collaborations with third parties are an important element of our strategy to obtain rights to significant new genomic disease management targets. We cannot assure you that we will be able to negotiate additional collaboration arrangements with others or that our existing or future collaborations will be successful.

If we lose our collaborative partners, or if they do not apply adequate resources to our collaborations, we may not be able to develop or profitability market our products.

Our business strategy includes entering into collaborations with corporate partners for one or more of the research, development, manufacturing, marketing and other commercialization activities relating to certain of our products. If we lose our collaborative partners, or if they do not apply adequate resources to our collaborations, our profitability and product development may suffer.

The amount and timing of resources dedicated by our collaborators to their collaborations with us is not within our control. If any collaborator breaches or terminates its agreement with us, or fails to conduct its collaborative activities in a timely manner, the commercialization of our products could be slowed down or blocked completely. We cannot assure you that our collaborative partners will not change their strategic focus or pursue alternative technologies or seek to market alternative products, either on their own or in collaboration with others. Our revenues and earnings may be affected by the effectiveness of our corporate partners in marketing any products.

We cannot assure you that our collaborations will continue or be successful. If our partners do not market or develop products, as the case may be, under these collaborations, we cannot assure you that we would be able to do so on our own. Disputes may arise between us and our collaborators as to a variety of matters, including financial or other obligations under our contracts, the most promising scientific or regulatory route to pursue or ownership of intellectual property rights. These disputes may be both expensive and time-consuming and may result in delays in the development and commercialization of products.

If our development or regulatory activities are not completed as and when planned, our commercialization activities will be delayed.

Although for planning purposes we forecast the timing of completion of development activities and regulatory submissions and approvals, the actual timing can vary dramatically due to factors such as delays, scheduling conflicts with our collaborators and the uncertainties inherent in product development and regulatory approval processes. In addition, we may rely on third parties to gather information for regulatory submissions or for development activities involving our products. Accordingly, we may have less control over the timing and other aspects of these development and regulatory activities than if we conducted them entirely on our own. If we or third parties experience delays in any of our planned development or regulatory activities, then we are likely to incur additional costs and delays in our product development programs relative to our expectations and business plan.

Competing technologies may adversely affect us.

Genetic research and testing has undergone, and is expected to continue to undergo, rapid and significant technological change. New developments in recombinant DNA, monoclonal antibody and other biotechnological processes are expected to continue at a rapid pace in both industry and academia, and these developments are likely to result in commercial applications competitive with our current products and products under development. We expect to encounter intense competition from a number of genetic research and testing companies that offer products in our targeted application areas. Our competitors include:

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health care companies;

•
diagnostic and biopharmaceutical companies;

•
companies developing drug discovery technologies; and

•
chemical companies.

In many instances our competitors have substantially greater financial, technical, research and other resources and larger and more established marketing, sales, distribution and service organizations than we do. Moreover, these competitors may offer broader product lines and have greater name recognition than we do.

Our competitors may succeed in developing, obtaining FDA approval for, or marketing technologies, products or services that are more effective or commercially attractive than those we offer or are developing, or that render our products or services obsolete. As these companies develop their technologies, they might develop proprietary positions, which might prevent us from successfully commercializing products. Also, we may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. Moreover, we may not be able to improve our products or develop new products or technologies quickly enough to maintain a competitive position in our market and grow our business. These competitive factors may affect our future revenues and profitability.

We may not achieve sustained profitability.

Since our inception, we have never recorded a profit for an entire fiscal year. As of March 31, 2001 we have an accumulated deficit of $57,843,000. We cannot assure you that we will achieve short-term or sustained profitability.

The failure by us to obtain sufficient quantities of the key components of our products could have a material adverse effect on our business.

Key components of our products are currently provided by single sources. We do not have long-term supply contracts with any these suppliers, and we have not arranged alternative supply sources. If we are unable to obtain sufficient quantities of such components on commercially reasonable terms, or in a timely manner, we will not be able to manufacture our products on a timely and cost-competitive basis, which could have a material adverse effect on our business.

The loss of key members of our senior management team could adversely affect our business.

Our success depends largely on the skills, experience and performance of key members of our senior management team. We do not have any employment agreements with any of our officers other than the President of our European operations, nor do we maintain any "key-man" life insurance policies. If we were to lose the services of one or more of these key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies.

We might have significant product liability and other liabilities exposure.

We face an inherent business risk of exposure to product liability and other claims in the event that our products are alleged to have given inaccurate results. We might be unable to obtain adequate coverage for such product liability on acceptable terms or at reasonable costs. Any potential product or other liability claims could exceed the amount of our insurance coverage or could be excluded from coverage under the terms of the policy. Our insurance, after it is obtained, might not be renewed at a cost and level of coverage comparable to that then in effect.

We use hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.

We store, handle and dispose of controlled hazardous, radioactive and biological materials in our business. We incur costs to manage these materials, and if we fail to comply with applicable requirements, we could be subject to substantial fines and other sanctions, delays in research and production, and increased operating costs. In addition, if regulated materials were improperly released at our current or former facilities or at locations to which we send materials for disposal, we could be strictly liable for substantial damages and costs, including cleanup costs and personal injury or property damages, and incur delays in research and production and increased operating costs.

RISKS RELATING TO OUR COMMON STOCK

Our principal stockholder, BP p.l.c., will continue to own after this offering a significant percentage of our company and could exert significant influence over matters requiring stockholder approval.

Prior to this offering, BP owned, through a subsidiary, approximately 65% of our outstanding common stock. In July 2001, BP announced that it was evaluating alternatives for divestment of all or a portion of its holdings in us, having determined that such holdings were no longer strategic. After this offering, BP will control approximately 33% of our outstanding common stock, without giving effect to any exercise of the underwriters' over-allotment option. In addition, a majority of our board of directors are employees of BP. As a result, BP will have significant influence over matters requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. This concentration of ownership could disadvantage other stockholders with interests different than those of our principal stockholder. For example, our principal stockholder could delay, prevent or deter a change in control, could deprive you of the opportunity to receive a premium for your common stock as part of a sale and could adversely affect the market price of our common stock. We cannot assure you when, if at all, future sales of our common stock by BP will occur or the effect that such sales will have on the market price of our common stock.

Certain provisions of our charter and Delaware law may make it difficult for you to change our management and may also make a takeover difficult.

Our certificate of incorporation and Delaware law contain provisions that limit the ability of stockholders to change our management and may also enable our management to resist a takeover. Our certificate of incorporation allows the board of directors, without stockholder approval, to issue additional shares of common stock or establish one or more series of preferred stock with such preferences and rights as the board of directors may determine. This provision may have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. In addition, we are subject to Section 203 of the Delaware General Corporation Law which restricts the ability of certain of our stockholders to enter into a merger or other business combination with us. This provision, together with Delaware law, might hinder or delay an attempted takeover other than through negotiations with our board of directors.

Our stock price may be volatile, which could cause you to lose a significant portion of your investment.

The market price of our stock is likely to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including:

•
technological innovations or new products and services by us or our competitors;

•
clinical trial results relating to our tests or those of our competitors;

•
reimbursement decisions by Medicare and other third-party payors;

•
FDA regulation of our products;

•
health care legislation;

•
intellectual property disputes;

•
additions or departures of key personnel; and

•
additional sales of our common stock by BP or our other stockholders.

In addition, the stock market often has experienced significant price and volume fluctuations that affect the market price of many genomics companies and that have often been unrelated or disproportionate to the performance of those companies.

Special note regarding forward-looking statements

This prospectus, including documents incorporated herein by reference, contains certain statements which describe our beliefs concerning future business conditions and the outlook for us based on currently available information. Whenever possible, we have identified these "forward-looking" statements by words such as "anticipates", "believes", "estimates", "expects", and similar expressions. These forward-looking statements are subject to risks and uncertainties which could cause our actual results, performance and achievements to differ materially from those expressed in or implied by these statements. Such risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements, include:

•
the market acceptance of our clinical products;

•
the extent to which the clinicians or laboratories performing procedures with our products are able to obtain third-party reimbursement;

•
our ability to successfully market and sell our clinical products, other products and equipment;

•
competition;

•
compliance with regulatory requirements and the timely receipt of necessary governmental approvals;

•
our ability to manufacture products in sufficient quantities;

•
our ability to maintain intellectual property protection for our proprietary products, to defend our existing intellectual property rights from challenges by third parties and to avoid infringing intellectual property rights of third parties;

•
product liability claims;

•
the success of our collaborators and licensees; and

•
our cost control efforts.

In addition, a detailed discussion of risks and uncertainties that could significantly impact expected results may be found in our periodic filings with the Securities and Exchange Commission, and in this prospectus under "Risk factors."

Use of proceeds

Assuming a public offering price of $25.99, we estimate that the net proceeds from the sale of 1,000,000 shares of the common stock we are offering will be approximately $23.7 million, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds from this offering for working capital, general corporate purposes and to acquire and develop complementary technologies and intellectual property rights as opportunities arise. Pending their application as described above, the net proceeds of this offering will be invested in short-term, investment grade, interest bearing securities.

We will not receive any of the proceeds from the sale of our common stock by the selling stockholder.

Price range of common stock

Our common stock is quoted on the Nasdaq National Market under the symbol "VYSI." The following table sets forth, for the periods indicated, the high and low sales prices for the common stock as reported on the Nasdaq National Market.

Quarter ended	High	Low

1999
March 31	$6.813	$3.000
June 30	4.125	2.625
September 30	6.000	2.875
December 31	3.938	2.438
2000
March 31	20.000	3.218
June 30	12.000	4.187
September 30	11.750	5.875
December 31	9.625	5.218
2001
March 31	11.375	5.750
June 30	29.500	6.438
September 30 (through August 6)	28.440	19.050

On August 6, 2001, the closing price of our common stock on the Nasdaq National Market was $25.99. As of June 30, 2001, there were approximately 107 holders of record of our common stock.

Dividend policy

We have never paid any cash dividends and we do not anticipate paying any cash dividends for the foreseeable future. It is our current intention to retain earnings to finance future growth and develop our business. Any determination as to the payment of dividends will depend upon future results of operations, capital requirements and the financial condition of us and our subsidiaries and such other facts as the board of directors may consider, including any contractual or statutory restrictions on our ability to pay dividends.

Capitalization

The following table sets forth our capitalization as of March 31, 2001:

•
on an actual basis; and

•
on an as adjusted basis giving effect to the issuance and sale by us of 1,000,000 shares of our common stock offered in this offering, at an assumed public offering price of $25.99 per share, and receipt of the net proceeds therefrom.

	March 31, 2001
	Actual	As adjusted

	(in thousands)
Total long-term debt	$—	$—
Stockholders' equity:
Convertible preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value; 35,000,000 shares authorized; 10,169,242 issued and outstanding, actual; and 11,169,242 shares issued and outstanding, as adjusted	10	11
Additional paid-in capital	72,714	96,419
Accumulated deficit	(57,843)	(57,843)
Cumulative translation adjustment	(642)	(642)

Total stockholders' equity	14,239	37,945

Total capitalization	$14,239	$37,945

The above data excludes 2,057,504 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2001 with a weighted-average exercise price of $4.62 per share.

Dilution

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the public offering price. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding.

•
Our net tangible book value as of March 31, 2001 was approximately $12,790,000 or $1.26 per share.

•
At March 31, 2001, after giving effect to the sale by us of 1,000,000 shares of our common stock in this offering at an assumed offering price of $25.99 per share, after deducting underwriting discounts and commissions and estimated offering expenses, our net tangible book value would have been approximately $36,495,600, or $3.27 per share.

This represents an immediate increase in net tangible book value of $2.01 per share to existing stockholders and an immediate dilution of $22.72 per share to new investors in this offering, as illustrated by the following table:

Assumed public offering price per share		$25.99

Net tangible book value per share as of March 31, 2001	$1.26
Increase per share attributable to new investors	2.01

Pro forma net tangible book value per share after this offering		3.27

Net tangible book value dilution per share to new investors		$22.72

These calculations assume no exercise of stock options outstanding as of March 31, 2001. As of March 31, 2001, there were outstanding options to purchase an aggregate of 2,057,504 shares of our common stock at a weighted average exercise price of $4.62 per share. To the extent any of these options are exercised, there would be further dilution to investors.

Selected financial information

The statements of operations data presented below, as restated for discontinued operations as discussed below under "Management's discussion and analysis of financial condition and results of operations—Overview," for the years ended December 31, 2000, 1999 and 1998 and the balance sheet data presented, as restated, at December 31, 2000, 1999 and 1998 have been derived from our financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The statements of operations data for the years ended December 31, 1997 and 1996, and the balance sheet data presented at December 31, 1997 and 1996, as restated by us, have been derived from our financial statements which have been audited by other independent accountants. The information presented for the three-months ended March 31, 2001 and 2000, as restated, is derived from unaudited financial statements and includes, in the opinion of management, all adjustments necessary to present fairly the information for the periods indicated. The results of operations for the three-months ended March 31, 2001 are not necessarily indicative of the results to be expected for the entire year. This information should be read in conjunction with the Consolidated financial statements and Notes thereto and other financial information appearing elsewhere in this prospectus.

	Year ended December 31,					Three months ended March 31,
Statement of operations data:
	1996	1997	1998	1999	2000	2000	2001

	(In thousands, except per share data)
Revenues:
FDA/AFSSAPS approved clinical genetic testing products	$—	$406	$2,616	$4,116	$5,927	$1,297	$2,013
ASR/Research products	2,786	4,611	8,463	9,506	11,176	2,642	3,536
Genetic instrument products	4,602	7,232	6,650	3,268	1,906	292	742
Distributed laboratory products	1,113	1,246	1,175	1,079	—	—	—

Total product revenue	8,501	13,495	18,904	17,969	19,009	4,231	6,291
License and other revenue	2,216	2,209	1,444	749	2,138	181	242
Legal settlement	—	—	384	—	—	—	—

Total revenues	10,717	15,704	20,732	18,718	21,147	4,412	6,533
Cost of goods sold	4,744	6,658	8,444	6,492	4,059	927	1,253

Gross profit	5,973	9,046	12,288	12,226	17,088	3,485	5,280
Operating expenses:
Research and development	9,292	10,409	11,358	8,942	7,326	1,766	1,479
Selling, general and administrative	14,809	14,922	18,217	14,871	11,983	3,167	3,028
Restructuring expense	—	—	—	918	—	—	—

Income (loss) from operations	(18,128)	(16,285)	(17,287)	(12,505)	(2,221)	(1,448)	773
Gain on sale of imaging business	—	—	—	1,700	—	—	—
Gain on sale of French distributor	—	—	—	166	—	—	—
Gain on sale of marketable securities	—	—	—	357	1,190	—	—
Interest income (expense), net	(148)	(636)	958	580	569	109	177

Income (loss) from continuing operations	(18,276)	(16,921)	(16,329)	(9,702)	(462)	(1,339)	950
Income (loss) from discontinued operations	95	45	(426)	(140)	2	20	135

Net income (loss)	$(18,181)	$(16,876)	$(16,755)	$(9,842)	$(460)	$(1,319)	$1,085

Income (loss) from continuing operations per share:
Basic	$(17.27)	$(15.93)	$(1.87)	$(0.98)	$(0.05)	$(0.13)	$0.09

Diluted	$(17.27)	$(15.93)	$(1.87)	$(0.98)	$(0.05)	$(0.13)	$0.08

Net income (loss) per share:
Basic	$(17.18)	$(15.89)	$(1.91)	$(1.00)	$(0.05)	$(0.13)	$0.11

Diluted	$(17.18)	$(15.89)	$(1.91)	$(1.00)	$(0.05)	$(0.13)	$0.10

Shares used in computing income (loss) from continuing operations and net income (loss) per share:
Basic	1,058	1,062	8,753	9,859	10,087	10,007	10,154
Diluted	1,058	1,062	8,753	9,859	10,087	10,007	11,180

	December 31,
						March 31, 2001
Balance sheet data:	1996	1997	1998	1999	2000
	(in thousands)

Cash and cash equivalents	$48	$669	$4,517	$4,818	$715	$3,904
Short-term investments	—	—	13,822	3,597	10,673	6,907
Marketable securities	—	—	—	622	—	—
Working capital, including discontinued operations	(6,622)	(9,138)	17,353	10,219	10,442	11,803
Total assets, including discontinued operations	15,115	16,940	35,043	21,035	21,490	22,636
Note payable—BP	5,106	9,202	—	—	—	—
Long-term debt	—	—	523	—	—	—
Total stockholders' equity (deficit)	2,493	(1,337)	23,526	13,491	13,243	14,239

Management's discussion and analysis of financial
condition and results of operations

The following discussion of our financial condition and results of operation should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in the forward-looking statements.

OVERVIEW

We are a genomic disease management company that develops, commercializes and markets clinical products that provide information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases. We market our clinical products and distribute over 300 analyte specific reagent and research products, referred to as ASR/Research products, through our direct sales operations in the United States and Europe and a worldwide distribution network covering 59 countries. Our wholly owned subsidiary, Gene-Trak Systems Industrial Diagnostics Corporation, manufactured and marketed food testing kits based on DNA probes. On August 4, 2001, we sold substantially all of the assets, while retaining substantially all of the liabilities, of our food testing business for approximately $3.5 million, resulting in a gain of approximately $1.5 million. Our financial statements have been restated to reflect the food testing business as a discontinued operation for all periods presented. Our former wholly owned subsidiary, Vysis Sarl, marketed a line of laboratory products on a distributor basis primarily in France. These products included laboratory ventilation systems, growth media and humidifier cabinets. Sales of these products were approximately $1.1 million in 1999 and $1.2 million in 1998. We sold Vysis Sarl and the rights to this product line to Applied Genetics Services, Ltd. in December 1999.

RESULTS OF OPERATIONS

Three-months ended March 31, 2001 and 2000

For the three-months ended March 31, 2001, total revenues were $6.5 million, an increase of $2.1 million, or 48%, from the prior year. For the three-months ended March 31, 2001, product revenues increased $2.1 million, or 49%, to $6.3 million, from 2000 while grant and other revenue of $0.2 million was slightly improved from the prior year quarter. The increase in 2001 product revenue was primarily attributable to a $0.7 million, or 55%, increase in clinical product sales, a $0.9 million, or 34%, increase in ASR/Research product sales, and a $0.5 million, or 154%, increase in genetic instrument product sales, referred to as instrument sales. The increase in clinical sales was primarily due to growth in the U.S. adoption rate of our PathVysion™ breast cancer product and worldwide growth of the AneuVysion® prenatal product. The increase in ASR/Research sales was primarily attributable to the worldwide increase in shipments of previously developed ASR/Research products, as well as the worldwide sales of 19 new ASR/Research products introduced within the last year. The increase in instrument revenue was primarily related to an increase in U.S. shipments of our VP2000 Processor, a high throughput instrument that automates the specimen preparation steps of FISH assays, and the worldwide increase in shipments of our GenoSensor™ Reader, a proprietary reader designed to quickly capture fluorescent image data from our microarray product.

Cost of goods sold were $1.3 million for the three-months ended March 31, 2001, an increase of $0.3 million, or 35%, from the prior year quarter primarily as a result of the increase in the volume of the products sold during the first quarter of 2001 as compared to the prior year quarter. As a percentage of product revenue, 2001 product gross profit increased to 80% for the first quarter of 2001 as compared to 78% for the prior year quarter due to our continuing focus on higher margin clinical and ASR/Research products. As a result, the product gross profit for the first quarter of 2001 was $5.0 million, an increase of $1.7 million, or 52%, over the prior year quarter.

Research and development expense, including clinical trial costs, decreased to $1.5 million for the three-months ended March 31, 2001 from $1.8 million in the prior year quarter. The $0.3 million decrease was primarily due to lower clinical trial related costs during the first quarter of 2001.

Selling, general and administrative expense decreased to $3.0 million for the three-months ended March 31, 2001 from $3.2 million in the prior year quarter. The $0.2 million decrease was due to a decrease of $0.3 million in general and administrative expense primarily related to lower sales and use tax expense resulting from our implementation of a sales and use tax compliance program during the first quarter of 2001, offset by an increase of $0.1 million in selling expense primarily attributable to additional employee-related costs.

Interest income was $0.2 million for the three-months ended March 31, 2001, an increase of $0.1 million over the prior year quarter primarily as a result of our higher average cash, cash equivalents and short-term investment balances during the first quarter of 2001 as compared to the prior year quarter.

Discontinued operations

Revenues from discontinued operations were $0.7 million for the three-months ended March 31, 2001, which was relatively flat with the prior year. Gross profit for the three-months ended March 31, 2001 was $0.3 million, a decrease of $0.1 million from the prior year period due to higher cost of goods sold primarily related to an increase in product royalty expense. Operating expenses were $0.2 million for the three-months ended March 31, 2001, an increase of $0.3 million over 2000 primarily due to lower sales and use tax expense resulting from the aforementioned implementation of a sales and use tax compliance program. As a result, income from discontinued operations was $0.1 million for the three-months ended March 31, 2001, an increase of $0.1 million over the prior year quarter.

Year ended December 31, 2000 and 1999

For the year ended December 31, 2000, total revenues were $21.1 million, an increase of $2.4 million, or 13%, from the prior year. Product revenue increased $1.0 million, or 6%, to $19.0 million, and license and other revenue increased $1.4 million, or 185%, to $2.1 million in 2000. The increase in product revenue was primarily attributable to a $1.8 million, or 44%, increase in clinical products, increased ASR/Research products of $1.7 million, or 18%, offset by a $1.4 million, or 42%, and $1.1 million, or 100%, decrease in genetic instrument products, referred to as instrument products, and distributed laboratory products, respectively. The increase in clinical product revenue was primarily due to the growth in the worldwide adoption of our PathVysion™ breast cancer and AneuVysion® prenatal products. The increase in ASR/Research product revenue was primarily attributable to the increase in international shipments of previously developed ASR/Research products as well as the worldwide sales of 19 new ASR/Research products introduced during 2000. The reduction in instrument revenue was primarily attributable the sale of our Quips cytogenetic imaging business, or imaging business, during July 1999, which represented nearly all of our instrument business at that time offset partially by the late 1999 introduction of our GenoSensor™ Reader for our microarrays and our VP2000 Processor. The elimination of distributed product revenue in 2000 resulted from the December 1999 sale of our French distribution operation, which included the entire distributed product line. The increase in 2000 license and other revenue of $1.4 million was primarily due to $1.3 million of license revenue associated with a patent license agreement and an option for a patent license agreement.

Cost of goods sold were $4.1 million for the year ended December 31, 2000, a decrease of $2.4 million, or 37%, from the prior year primarily as a result of the decline in the volume of instrument products sold following the divestiture of the imaging business during July 1999. As a percentage of product revenue, 2000 product gross profit increased to 79% as compared to 64% for 1999, primarily due to our focus on the higher margin clinical and ASR/Research products. While 2000 product revenues increased $1.0 million, or 6%, over the prior year, product gross profit for the year ended December 31, 2000 of $15.0 million represented an increase of $3.5 million, or 30%, over the prior year.

Research and development expense decreased to $7.3 million for the year ended December 31, 2000 from $8.9 million in the prior year. The $1.6 million decrease was primarily due to a $2.6 million reduction in general research and development expense primarily resulting from our 1999 restructuring plans which included the elimination of certain positions and reduced third-party consulting/contract research related to the deferral of our Molecular Lawn platform and the divestiture of the imaging business as well as the 1999 completion of our development for the VP2000 Processor and GenoSensor Reader, offset by an increase of $1.0 million in nonrecurring research and development related charges. For the year ended December 31, 2000, we incurred a charge of $1.5 million related to our collaborative agreement with Genentech, Inc., the developer of the Herceptin® monoclonal antibody treatment for metastatic breast cancer, for the right to utilize Genentech's clinical trial data for our regulatory submission to extend the use of our PathVysion™ HER-2 breast cancer test kit. For the year ended December 31, 1999, we incurred a non-recurring charge of $0.5 million for the acquisition of certain research-related patents.

Selling, general and administrative expense decreased to $12.0 million for the year ended December 31, 2000 from $14.9 million in the prior year. The $2.9 million decrease was due to a $3.5 million reduction in selling expense primarily due to the full year effect of the reduction in the number of sales and marketing employees as a result of divesting the imaging business and modifying the European organization to use distributors in France and Italy as well as a decline in bad debt expense and the elimination of certain positions during the 1999 restructurings. The reduction in selling expenses were partially offset by an increase of $0.6 million in general and administrative costs primarily due to higher litigation expenses during 2000.

During July 2000, we sold marketable securities, which consisted of Applied Imaging Corp. common stock, for $1.7 million, resulting in a gain on the sale of $1.2 million.

Interest income for the year ended December 31, 2000 was $0.6 million which was relatively consistent with the prior year as a result of the significant decline in the use of cash for operating activities. For the year ended December 31, 2000, there was no interest expense, which represented a decline of $0.1 million due to the elimination of debt in 1999.

Discontinued operations

Revenues from discontinued operations were $2.8 million for the year ended December 31, 2000, a decrease of $0.1 million from the prior year primarily due to the decline in the sale of distributed food testing products. Gross profit for the year ended December 31, 2000 was $1.3 million, a decrease of $0.2 million primarily due to higher product royalty expense and lower sales. For the year ended

December 31, 2000, operating expenses were $1.3 million, a decrease of $0.3 million primarily due to a reduction in sales and use tax expense resulting from the implementation of a sales and use tax compliance program. As a result, discontinued operations for the year ended December 31, 2000 were breakeven, representing a $0.1 million improvement over the prior year.

Year ended December 31, 1999 and 1998

For the year ended December 31, 1999, total revenues were $18.7 million, a decrease of $2.0 million, or 10%, from the prior year. Product revenue in 1999 decreased $0.9 million, or 5%, to $18.0 million, from $18.9 million in 1998 while license and other revenue decreased $0.7 million, or 48%, as compared to 1998. In addition, we received $0.4 million of nonrecurring revenue during 1998 related to a litigation settlement agreement. The decrease in 1999 product revenue was attributable to a $3.4 million reduction in instrument product sales as a result of the sale of our imaging business during July 1999, which represented nearly all of our genetic instrument business. The $3.4 million decline in instrument revenues was partially offset by a $1.5 million, or 57%, increase in worldwide shipments of clinical products, and a $1.0 million, or 12%, increase in worldwide shipments of ASR/Research products. The increase in clinical sales was primarily due to sales in the U.S. of our PathVysion™ HER-2 DNA Probe Kit that was approved by the FDA in December 1998 as well as a worldwide increase in the adoption rate of our clinical prenatal products. We believe the increase in ASR/Research sales was primarily due to a general increase in worldwide market demand for the products. The decrease in license and other revenue was primarily due to the completion of two U.S. Department of Commerce research grants in February and July 1998.

Cost of goods sold were $6.5 million for the year ended December 31, 1999, a decrease of $2.0 million, or 23%, from the prior year primarily as a result of the decline in the volume of the instrument products sold following the divestiture of the imaging business during July 1999. As a percentage of product revenue, 1999 product gross profit increased to 64% as compared to 55% for 1998, primarily due to our shift in focus to the higher margin clinical and ASR/Research products. While 1999 product revenue decreased $0.9 million, the resulting product gross profit increased by $1.0 million, or 10%, to $11.5 million as compared to 1998, primarily due to the revenue growth in the higher margin clinical and ASR/Research products.

Research and development expense decreased to $8.9 million for the year ended December 31, 1999 from $11.4 million in the prior year. The $2.5 million decrease was due to $3.0 million in reduced expenditures primarily in software development, contract research and clinical trials as well as savings from the elimination of certain positions in connection with our 1999 restructuring plans, offset by a non-recurring charge of $0.5 million for the acquisition of certain research-related patents.

Selling, general and administrative expense decreased to $14.9 million for the year ended December 31, 1999 from $18.2 million in the prior year. The $3.3 million decrease was due to a decrease of $1.6 million in selling expense primarily due to the reduction in the number of sales and marketing employees and related costs as a result of divesting the imaging business and due to the elimination of certain positions as well as a $1.7 million decrease in general and administrative expense primarily due to lower litigation expense.

During the year ended December 31, 1999, we completed a restructuring that included the elimination of 25 employees at various levels, which resulted in a $0.9 million restructuring charge in 1999 for employee severance costs.

As previously mentioned, we sold our imaging business during July 1999 for a purchase price of $2.3 million plus additional consideration of $0.7 million for the purchase of certain imaging component inventory, resulting in a gain of $1.7 million. On December 31, 1999, we sold our wholly owned French distribution subsidiary for a purchase price of $1.3 million, resulting in a gain of $0.2 million. The gain on sale of investment for the year ended December 31, 1999 was $0.4 million that resulted from the $0.5 million sale of our investment in Incyte Pharmaceuticals, Inc. common stock.

Interest income decreased to $0.6 million for the year ended December 31, 1999, representing a $0.7 million decrease over the prior year as a result of using the proceeds from our initial public offering in February 1998. Interest expense decreased to $0.1 million for 1999, representing a $0.3 million decrease from 1998 primarily due to the elimination of our outstanding debt during 1999.

Discontinued operations

Revenues from discontinued operations for the year ended December 31, 1999 were $3.0 million, an increase of $0.4 million from the prior year primarily due to an increase in listeria and distributed product sales. Gross profit for the year ended December 31, 1999 was $1.4 million, an increase of $0.2 million over the prior year due to the increase in sales. Operating expenses were $1.5 million, a decrease of $0.1 million primarily due to lower sales and use tax expense. As a result, the loss from discontinued operations for the year ended December 31, 1999 was $0.1 million, an improvement of $0.3 million over the prior year.

INCOME TAXES

Prior to the completion of our initial public offering, our results of operations were included in the consolidated income tax returns of BP; accordingly, our domestic net operating losses through February 10, 1998 have been utilized by BP in its consolidated income tax returns and are not available to offset future taxable income. Subsequent to our initial public offering, we have filed separate federal income tax returns. As we were in a loss position for the period February 11, 1998 through December 31, 1998 and for the years ended December 31, 1999 and 2000, no federal provision is recorded.

For state income taxes, our results of operations have been included with BP's state returns, due to its approximately 65% ownership interest in us, in those states where required by state tax law. Under state tax laws in a number of states, including Illinois, the state in which much of our business is taxed, we are required by law to be included in BP's unitary state tax returns as long as BP owns or controls 50% or more of our voting equity. For unitary state filings, the tax sharing agreement with BP requires BP to pay us the incremental tax savings, if any, received by BP as a result of including our results of operations in such filings. The agreement also requires us to pay BP the incremental tax liability, if any, incurred by BP as a result of including our results of operations in such filings. As a result of our 1998 losses being included in BP's unitary state filings, we received during 1999 a $30,000 state tax benefit payment related to 1998 losses. We did not receive any state tax benefit during 2000 related to 1999 losses. For the year ended December 31, 2000, we have not recorded an estimated state tax benefit from BP.

A full valuation allowance has been provided for all deferred tax assets, net of liabilities, at December 31, 2000, as management does not consider realization of such amounts more likely than not.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities for the three-months ended March 31, 2001 was $0.9 million, a decrease of $0.4 million over the prior year quarter, driven primarily by a $2.4 million improvement in net income and an increase of $0.5 million in deferred revenue, offset by a $2.2 million increase in working capital requirements during the first quarter of 2001 as compared to the prior year quarter. Net cash provided by (used in) operating activities was $0.3 million, ($11.0) million and ($14.7) million for the years ended December 31, 2000, 1999 and 1998, respectively. The reduction in cash used in operating activities primarily relates to the decreases in operating losses.

Net cash provided by investing activities for the three-months ended March 31, 2001 was $4.0 million, resulting primarily from $3.8 million in proceeds from maturities of short-term investments, net of purchases, and $0.3 million in proceeds from the sale of the imaging business. During the prior year quarter, the $0.8 million of net cash provided by investing activities resulted primarily from $0.7 million in proceeds from the sale of the French distribution subsidiary. Net cash (used in) provided by investing activities was ($4.8) million, $11.3 million and ($14.9) million for the years ended December 31, 2000, 1999 and 1998, respectively. The 2000 increase in cash used in investing activities of $16.1 million as compared to 1999 resulted primarily from the purchase of short-term investments, net of proceeds from maturities offset by the proceeds from the sale of marketable securities. The 1999 increase in cash provided by investing activities of $26.2 million resulted primarily from the proceeds from maturities of short-term investments, net of purchases of short-term investments, as well as the proceeds from the sale of the imaging business.

Net cash provided by financing activities for the three-months ended March 31, 2001 was $0.1 million, a decrease of $0.2 million from the prior quarter primarily due to BP's nonrecurring contribution of services during the first quarter of 2000 as well as the decrease in proceeds from stock option exercises. Net cash provided by (used in) financing activities was $0.4 million, ($0.1) million, and $33.3 million for the years ended December 31, 2000, 1999 and 1998, respectively. The 2000 increase of $0.5 million in cash provided by financing activities primarily related to the elimination of debt at the end of 1999 and the increase in stock option exercise activity during 2000 as compared to the prior year. The 1999 decrease of $33.4 million in cash provided by financing activities primarily resulted from the 1998 receipt of $32.1 million in net proceeds from our initial public offering and $1.1 million of long-term debt, net of repayments, partially offset by the reduced borrowings from BP.

We have entered into various license agreements pursuant to which we have been granted use of certain patented technologies. The agreements require us to pay royalties ranging from 2.0% to 19.5% on net sales of specified products, with certain minimum royalties due each year. As additional consideration for certain of the licenses, we are obligated to fund certain research of the licensors. Future minimum amounts due under all such agreements range from $1.3 million to $0.7 million per year for 2001 through 2005. See Note 15 of Notes to Consolidated financial statements (as of December 31, 2000 and 1999 and for the three years ended December 31, 2000) included elsewhere in this prospectus.

At March 31, 2001, we had cash, cash equivalents and short-term investments of $10.8 million and an accumulated deficit of $57.8 million. Since our inception, we have experienced negative cash flows from operations until the year ended December 31, 2000, during which we generated $0.3 million in cash from operations. As indicated above, our net cash used in operating activities for the first quarter of 2001 has decreased by $0.4 million, or 28%, in comparison to the prior year primarily as a result of the improvement in operating results. For the three-months ended March 31, 2001, our income from continuing operations of $1.0 million represented an improvement of $2.3 million over the first quarter of 2000. For the years ended December 31, 2000 and 1999, operating losses from continuing operations were $2.2 million and $12.5 million, respectively, which represented an improvement of $10.3 million and $4.8 million as compared to the respective prior year periods.

In order to preserve our cash position and to reduce cash used in operating activities, during the first quarter of 1999 we implemented a restructuring plan that resulted in the elimination of 20 positions, including open positions, thereby reducing ongoing expenditures by approximately $1.6 million. In addition, we sold our investment in Incyte Pharmaceuticals common stock for $0.5 million. During the third quarter of 1999 we sold our imaging business to Applied Imaging Corp. for total consideration of $3.0 million. Of the $3.0 million in total consideration, we received $2.5 million in cash and 497,368 shares of Applied Imaging common stock that was valued upon its receipt at $0.5 million. The Applied Imaging common stock was subsequently sold for $1.7 million during July 2000. Upon completion of the imaging business sale, we refocused on our core technologies and during the fourth quarter of 1999 eliminated 37 positions, including open positions as well as certain positions previously associated with the imaging business, thereby reducing ongoing annual cash expenditures by approximately $2.7 million. In addition, during December 1999 we sold our French distribution subsidiary for approximately $1.2 million, which has been adjusted for the effect of foreign currency translation. At March 31, 2001, we had received substantially all of the $1.2 million adjusted purchase price.

Giving effect to the proceeds we will receive in this offering, we believe that our current cash and short-term investment position, and the interest to be earned thereon, will be sufficient to fund our operations for the foreseeable future. Our estimate of the time period for which cash funds will be adequate to fund our operations is a forward looking estimate subject to risks and uncertainty, and actual results may differ materially. Our requirements for additional capital will depend on many factors, including:

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growth in product revenues;

•
payments received under potential collaborative agreements;

•
the progress of our collaborative and independent research and development projects;

•
the costs of preclinical and clinical trials for our products;

•
the prosecution, defense and enforcement of patent claims and other intellectual property rights;

•
costs of product liability claims; and

•
the development of manufacturing, sales and marketing capabilities.

To the extent existing capital resources together with the proceeds of this offering and cash flow from operations are not sufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies. There can be no assurance that such funds will be available on favorable terms, or at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to our stockholders. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through entering into collaborative agreements on unattractive terms. Our inability to raise capital as and when needed would have a material adverse effect on our business, financial condition and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

On June 29, 2001, Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", was approved by the Financial Accounting Standards Board (FASB). SFAS No. 141

requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. We are required to implement SFAS No. 141 on July 1, 2001 and do not believe that the adoption of SFAS No. 141 will have a significant impact on our financial statements.

On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets", was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. We are required to implement SFAS No. 142 on January 1, 2002 and do not believe that the adoption of SFAS No. 142 will have a significant impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk associated with changes in foreign currency exchange rates and interest rates. The exchange rate risk is limited to our European operations. Our foreign currency exchange rate risk results primarily from the foreign currency translation of our foreign operations' financial results and from the foreign operations' intercompany purchases of inventory. The majority of the intercompany purchases are paid for within standard payment terms of 30 days. Sales throughout the rest of the world are denoted in U.S. dollars. For the three-months ended March 31, 2001, the foreign exchange rates utilized to translate our international subsidiaries' local currency financial results into U.S. dollars declined 5% as compared to the prior quarter due to the strengthening of the U.S. dollar against the local currency of these subsidiaries which resulted in a $0.1 million reduction in operating results in comparison to the prior year. The foreign currency translation loss included in stockholders' equity resulting from the translation of the financial statements of our international subsidiaries into U.S. dollars increased by $0.2 million for the three-months ended March 31, 2001. For the year ended December 31, 2000, the foreign exchange rates utilized to translate our international subsidiaries' local currency financial results into U.S. dollars declined 13% as compared to the prior year periods due to the strengthening of the U.S. dollar against the local currency of these subsidiaries which resulted in a $0.8 million reduction in results in comparison to the prior year. The net impact of foreign exchange activities was immaterial for the years ended December 31, 1999 and 1998. The foreign currency translation loss included in stockholders' equity resulting from the translation of the financial statements of our international subsidiaries into U.S. dollars increased by $0.1 million for the year ended December 31, 2000. Interest rate exposure is primarily limited to the $6.9 million of short-term investments owned by us. Such securities are debt instruments which generate interest income on excess cash balances. We do not actively manage the risk of interest rate fluctuations; however, such risk is mitigated by the relatively short term, less than 12 months, nature of these investments.

We do not consider the present rate of inflation to have a significant impact on our business.

Business

GENERAL

We are a genomic disease management company that develops, commercializes and markets DNA-based products that provide information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases. Our tests are performed using DNA probes, which specifically identify chromosomal and gene abnormalities that are the fundamental source of many diseases. Our marketed products include tests for breast cancer, bladder cancer and leukemia, as well as prenatal tests which detect the primary chromosomal abnormalities associated with Down's syndrome and other birth defects. We are currently seeking FDA approval of an additional claim for our currently marketed breast cancer test. Products currently in research and development include tests for breast cancer, bladder cancer, lung cancer, cervical cancer and colorectal cancer, as well as for the detection of chromosomal abnormalities in fetal cells present in maternal blood. We currently market seven U.S. FDA or foreign approved clinical products and over 300 analyte specific reagent and research products through our direct sales operations in the United States and Europe which, together with our exclusive distributors, reach 59 countries. Our worldwide distribution network is supplemented by collaborations with Abbott Laboratories and Fujisawa Pharmaceuticals. Market acceptance of our higher margin core DNA probe products and the adherence to our efficient business model allowed us to achieve operating profitability in the fourth quarter of 2000.

We possess a group of proven technologies that can assess the entire breadth of potential genetic aberrations, including abnormalities associated with chromosomes, individual genes and specific DNA sequences within genes. We have the capabilities to perform a broad spectrum of clinical applications including the detection of genetic irregularities for predictive purposes, early detection of disease, as well as therapeutic selection. Preclinical trials with our bladder cancer test at the Mayo Clinic have suggested that our genetic tests can detect bladder cancer earlier than existing methodologies, in some cases before presentation of the tumor becomes evident. We are now applying this technology to the early detection of other cancers.

It has also been demonstrated that gene abnormalities directly correlate with patient response to certain therapeutics. We aim to be the partner of choice for pharmaceutical companies for analyzing the correlation of genomic data with therapeutic selection, referred to as pharmacogenomics. An example of this is our test for the HER-2 gene. We cooperated closely with Genentech in making submissions to the FDA for the use of our PathVysion HER-2 test to select patients that are likely to respond to Genentech's breast cancer therapy, Herceptin®. We believe strategic partnerships of this nature should aid in the introduction of future tests that are specifically tailored to new therapies.

We have three technology platforms for the analysis of genetic abnormalities.

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Our cellular genomics platform enables the detection of larger chromosomal and gene abnormalities in intact cells, utilizing fluorescence in situ hybridization, or FISH, technology. This platform underlies our seven approved clinical products for the detection of certain cancers and prenatal disorders and the majority of our ASR/Research products.

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Our genomic microarray platform enables the detection of gene abnormalities such as gene amplifications, which are multiple copies of the same gene, and gene deletions, which are missing genes. We are currently marketing research products based on this platform and are developing clinical applications in cancer and prenatal testing.

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Our Molecular Lawn™ platform enables the detection of specific gene mutations, such as single nucleotide polymorphisms. We foresee application of this early stage technology in predictive testing for diseases such as cancer and cardiovascular disease and intend to resume development once we determine that sufficient profit opportunities exist.

Our complementary technologies allow us to analyze genetic abnormalities within individual cells, commonly referred to as intracellular testing, and within cell populations, commonly referred to as extracellular testing. We believe our platforms give us greater flexibility and allow us to approach genomic disease management with the most biologically relevant tests.

INDUSTRY OVERVIEW

We believe that the markets for genetic testing products are a function of genetic disease incidence, prevalence and recurrence. Incidence refers to the number of new patients who are diagnosed with a particular disease each year. Prevalence refers to the number of patients who currently suffer from that disease. Recurrence refers to the number of patients each year whose symptoms reoccur after a period of remission. Recurrence is clinically significant in many cancers, and recurrence rates are highly dependent on tumor type, grade and stage.

Cancer market

According to the American Cancer Society, since 1990 in excess of 15 million new cases of cancer have been diagnosed in the United States. In 2001, over 1.2 million cases are expected to be diagnosed in the United States. The incidence and recurrence of cancer is driving the demand by clinicians and pharmaceutical researchers for tools that can assist in the detection and treatment of disease. Further, the increasing prevalence of cancer has generated a significant opportunity for those tools necessary to periodically monitor disease progression.

The following tables illustrate, for the United States and European Union, estimated patient figures for the major cancer types that we address or plan to address in the near term.

Marketed products

Major cancer type	Incidence	Prevalence

Breast	193,700 U.S.(1) 209,500 EU(2)	2,027,000 U.S.(3) 2,386,257 EU(4)

Bladder	54,300 U.S.(1) 83,500 EU(2)	591,000 U.S.(3) 908,986 EU(4)

Leukemia	31,500 U.S.(1) 39,200 EU(2)	142,000 U.S.(3) 176,909 EU(4)

Products in development

Major cancer type	Incidence	Prevalence

Lung	169,500 U.S.(1) 191,400 EU(2)	392,000 U.S.(3) 442,534 EU(4)

Colorectal	135,400 U.S.(1) 213,100 EU(2)	1,236,000 U.S.(3) 1,945,385 EU(4)

Cervical	12,900 U.S.(1) 24,500 EU(2)	208,000 U.S.(3) 395,345 EU(4)

(1)
American Cancer Society estimates, 2001

(2)
1999 EUCAN estimates of 1996 incidence rates

(3)
1998 U.S. National Cancer Institute report

(4)
Vysis estimates, 2001

Prenatal market

There are approximately 8 million births annually in the United States and the European Union. Chromosomal disorders occur in approximately 1 of every 200 births. The current methodology of detecting prenatal defects is the analysis of amniocentesis samples. We estimate that over 700,000 amniocentesis procedures are performed in the United States and the European Union each year.

SCIENTIFIC OVERVIEW

Genetic abnormalities are a fundamental source of human disease. Genetic based diseases and disorders include cancer, birth defects, neurological disorders, cardiovascular disease, autoimmune diseases and diabetes. For instance, a patient does not have cancer without chromosomal changes, and these changes result in disease progression.

The genetic code, consisting of deoxyribonucleic acid, or DNA, contains all the information necessary for any organism to develop and function. DNA is comprised of sequences of complementary molecules called base pairs containing discrete sections called genes. Cells carry out their normal biological functions through the genetic instructions encoded in their DNA. This process, known as gene expression, involves several steps. In the first step, bases in a single gene are copied into a related nucleic acid molecule called messenger ribonucleic acid, or mRNA. In the second step, mRNA instructs the cells to produce a protein corresponding to the mRNA molecule. Proteins are molecules that regulate or perform the physiological functions of the body. Because the order of bases in each gene is different, each gene directs the production of a different protein. Each organism's characteristics are, therefore, ultimately determined by proteins encoded by its DNA.

Aberrations in the genetic code can cause a wide range of diseases and defects. Gross changes at the chromosomal level are associated with genetic diseases such as:

-    Down's syndrome, which results from an extra copy of an entire chromosome, or trisomy;

-    Bladder cancer, certain forms of which are associated with a deleted part of a chromosome; or

-    Chronic myelogenous leukemia, which results from translocation, or the movement of one part of a chromosome to another part of a chromosome.

Some diseases are associated with gene amplification or gene deletion. For example, amplification of the HER-2 gene is exhibited in some forms of breast cancer. Other genetic-related diseases or defects such as types of cystic fibrosis and sickle cell anemia are caused by changes at a more minute level, such as a change in the sequence of only a few nucleic acid base pairs within a gene.

An emerging field known as genomic disease management employs new genetic tests based on correlations between genetic abnormalities and disease. By providing new information not currently available through existing methods, genomic disease management products enable physicians to diagnose disease more quickly and accurately, to determine the most appropriate treatment, and to monitor disease progression and recurrence during therapy. In addition, genomic disease management products allow physicians to identify genetic predispositions to disease well before the disease is manifested, thus enabling early intervention either through lifestyle changes or preventive therapy.

The use of genomic disease management in choosing the most appropriate treatment is significant in light of recent advances in the therapeutics market. Increased understanding of the human genome and the mechanisms of disease has led to the development of highly targeted therapies whose success is directly linked to the patient's biological profile. The efficacy of these therapeutics can differ greatly among various patients. As such, these therapeutics may require individual testing to assess a particular patient's suitability for treatment. Genomic disease management products also enable the detection of disease at very early or developing stages when treatment is likely to be the most effective.

A principal method of detecting genomic abnormalities is through the use of DNA probes. DNA probes are designed to identify the presence, absence or location of a particular target sequence through hybridization, the binding of two complementary nucleic acid strands, or the failure to hybridize to the particular target sequence. A DNA probe is a strand of DNA or RNA configured to have a sequence of bases complementary to, and thus will bind to, a specific target sequence. The DNA probes are generally labeled with markers, such as fluorescent molecules, to permit their detection upon hybridization. After mixing the probe with the sample, the unreacted probe is washed away and the mixture is then examined to detect the presence of the label on the hybridized probe.

A DNA probe test can be performed on either an intracellular or extracellular basis. Intracellular tests are those in which sample cells are left intact and analysis probes are introduced directly into the cells being investigated. Extracellular tests involve destroying cellular structure in order to examine the genome of the entire patient sample. Both techniques are important in analyzing genetic abnormalities. Intracellular methods are best adapted for studying heterogeneous populations of cells, such as cancer tumor cells. Researchers can precisely identify which genes or chromosomes are exhibiting abnormalities and determine the exact cells which contain the abnormalities. Extracellular methods enable investigators to analyze a very large number of genetic targets at the same time. Since these methods involve mixing the genomic contents of multiple cells, extracellular tests are suited for homogeneous cell populations, such as prenatal cells.

CURRENT PARADIGM

The Human Genome Project has resulted in a proliferation of information related to the sequence of the human genome. The scientific community is currently turning its attention to the potentially more useful determination of gene function. The continuing challenge before the industry is taking the resulting information and developing practical uses for this data. This implies a need for technologies which allow the efficient determination of correlation of genomic abnormalities to disease and the identification of the most clinically relevant abnormalities. Ultimately, routine clinical use of this information will require the availability of FDA approved products enabling determination of genomic information which will be used to enhance disease management. Additionally, the biotechnology industry is also attempting to commercialize a pipeline of target-specific therapeutics. These therapeutics may require the use of specific clinical tests to guide therapeutic administration. These factors are driving the demand for more accurate means of clinical testing for specific disease states.

Currently available clinical testing platforms are primarily associated with determination of gene expression and its connection to specific disease states. These testing platforms look at the products of specific genes, like mRNA and proteins, to detect disease presence. A variety of technologies are being employed to detect these products including polymerase chain reaction and genomic microarrays for mRNA expression, and immunohistochemistry and other immunodiagnostic assays for protein expression. While these methods of examining disease presence are important, their usefulness is limited because scientific developments have demonstrated that, in addition to gene expression, it is necessary to look at chromosomal and gene abnormalities in order to obtain a more accurate and relevant understanding of disease.

Current genomic testing platforms look at genetic material on either an extracellular or intracellular basis. Extracellular testing platforms are limited in scope, as they do not allow understanding of disease on a cell-by-cell basis, which is important in order to differentiate genomic abnormalities in a particular cell from those that are present in a group of cells. Intracellular testing platforms are able to determine and directly visualize genomic abnormalities within cells on a cell by cell basis, but most currently available technologies require subjective interpretation at the chromosomal level and are largely incapable of accurately determining gene abnormalities. The primary means of intracellular testing involves microscopic determination of chromosomal abnormalities in dividing cells. This technique is limited because analysis must be performed on dividing cells that must be artificially grown in the laboratory, making analysis of rare cell events difficult and time-consuming. Moreover the technology requires highly trained personnel for subjective result interpretation.

OUR SOLUTION

Our technology platforms identify chromosomal and gene abnormalities that allow a more accurate and relevant understanding of the genetic basis of disease and enable better disease management. We believe that our technology platforms make us the only company with the potential to offer tests covering the entire spectrum of genomic abnormalities. Through our complementary technology platforms we are able to offer both intracellular and extracellular determination of genomic abnormalities thereby enabling routine determination of the most biologically and clinically relevant information. Products based on our cellular genomics platform are currently marketed and regularly utilized in the pathology industry, enabling pathologists to objectively and accurately determine genomic abnormalities in patient specimens. We have employed our technology to introduce multiple clinical products in the areas of cancer and prenatal testing. Our tests have been shown to provide highly reliable, accurate and clinically relevant information, as demonstrated by our PathVysion HER-2 assay.

OUR STRATEGY

Our goal is to strengthen our position as a leading genomic disease management company providing products for the clinical assessment and management of cancer, prenatal disorders and other genetic diseases. The key elements of our strategy are as follows:

High value products

We believe our products provide the most clinically relevant data for many diseases, enabling more efficient disease diagnosis, monitoring and therapeutic selection. We plan to strengthen our broad platform in genomic disease management, combining intracellular and extracellular testing methods, to test for the full range of genomic abnormalities. We intend to develop products providing the highest near-term medical value and profit potential based on our cellular genomics and genomic microarray platforms for early detection and therapeutic selection. We intend to accomplish this through the successful application of our ASR/Research products towards development of additional clinical genomic disease management products. We expect that this pipeline of high value clinical products will drive our future growth. Our experience in advancing clinical products through the FDA based on our ASR products, such as our PathVysion and AneuVysion test kits, demonstrates our ability to implement this strategy.

Sales and marketing

We have established and plan to build on our sales and marketing infrastructure in order to maximize market penetration of our products. We intend to supplement our sales capabilities with collaborative arrangements with market leaders, such as our distribution collaborations with Abbott and Fujisawa. In addition to extending our distribution capabilities, we believe these collaborations will allow us to establish new customer relationships to facilitate sales of all of our products.

Partner of choice for biotechnology and pharmaceutical companies

By providing the most clinically relevant data for many genetic diseases, we offer biotechnology and pharmaceutical companies validated tools for selecting those patients most likely to respond to specific therapeutics. Our collaborations with teaching, academic and research centers allow us, in certain cases, to obtain rights to high-value genetic targets that provide the opportunity for complementary early detection and therapeutic response product development. In addition, where there are common genetic causes among multiple diseases, we can work with our pharmaceutical collaborators to seek supplemental FDA approvals to use existing therapies and our companion tests to treat these other diseases.

Worldwide presence

We intend to market our products worldwide and to maximize our revenue by introducing products selectively into those geographic markets with the greatest potential for early market adoption. We intend to accomplish this through our existing international marketing and development infrastructure. An example of the opportunities presented by this strategy is that our AneuVysion product was accepted by European markets more rapidly than in the U.S. and, conversely, our PathVysion product gained acceptance in the U.S. more rapidly than in Europe.

Intellectual property

We have pursued a strategy of creating a broad patent position with respect to our technology platforms. We believe we have developed a strong patent position in our markets and we intend to expand and strengthen our intellectual property position. We also intend to generate incremental revenue by licensing our proprietary technology to third parties. We currently own or have exclusive licenses to 141 issued and allowed U.S. patents relating to our technology.

Regulatory and reimbursement

We intend to continue to seek regulatory approval for our products in the United States and other major markets. To date, seven of our products have been approved for marketing by the FDA or foreign regulatory bodies. In addition, we intend to continue to seek reimbursement by governmental and other third-party payors for our products as they gain regulatory approvals.

TECHNOLOGY PLATFORMS

Our three technology platforms include the cellular genomics platform, the genomic microarray platform and the Molecular Lawn platform.

Cellular genomics platform

Our cellular genomics assays provide the ability to simultaneously detect multiple chromosomal and gene abnormalities in a single intact cell. The FISH technology underlying this platform also provides the ability to perform cell-by-cell quantitative assessment of genetic changes in tissue specimens routinely used by pathologists for diagnosis. This platform includes automated processing instruments used with our patented direct label FISH DNA probes.

FISH technology is generally faster, easier-to-use and more cost-effective than alternate technologies. FISH assays test the DNA of a sample while in its native setting in the cell and thus provide genomic assessment on intact cells. Alternate technologies destroy surrounding tissue and cells resulting in the loss of valuable information. FISH probes can be used to detect chromosomal abnormalities present in nondividing, or interphase, cells commonly found in tissues processed in pathology laboratories. This eliminates the time-consuming step of culturing tissue to obtain dividing, or metaphase, cells, which in the case of many solid tumor cancers is difficult, if not impossible. FISH technology provides clinical information on several genetic abnormalities in interphase cells not obtainable with any other techniques known to us.

FISH uses DNA probes that are large, typically at least 30,000 base pairs in length. Consequently, FISH is useful primarily to detect gross or large chromosomal changes, such as extra chromosomes, missing chromosomes, chromosomal translocations, and gene amplifications and deletions. FISH technology is illustrated in the figure below.

FISH: Slides with tissue specimens on them, similar to those used in routine pathology laboratories for clinical diagnosis, are hybridized with fluorescently labeled FISH probes. With the use of a fluorescence microscope, a geneticist or pathologist is able to see chromosomal and gene abnormalities in the nucleus of individual cells on the slide. (Fluorescent label attachment point not shown)

Our FISH technology uses our patented direct label DNA probes. We have pioneered the use of direct label FISH probes and the high-quality, reproducible manufacture of these probes. We believe that our direct label FISH probes are superior to other FISH probes because they produce sharper and brighter fluorescent signals and decrease assay time by eliminating procedural steps and reagents which are required with indirect label probes. All of these benefits produce results that are easier to obtain and interpret.

FISH provides the ability to simultaneously assess multiple chromosomal and gene abnormalities in a single intact cell. Currently as many as seven different genomic targets can be identified with FISH probes in a single interphase cell with our multi-color direct label technology. This provides physicians with the ability to detect multiple genetic aberrations in the same cell, which is important for many diseases, including cancers and prenatal birth defects. We are not aware of any other molecular diagnostic technology that has this capability.

We have developed and are continuing to refine instruments to automate the use of our direct label FISH probes. We currently have instruments available that allow for a reduction of up to 70% of the labor needed to conduct these tests.

Genomic microarray platform

The genomic microarray platform utilizes our patented comparative genomic hybridization technology to survey the entire genome in a patient specimen for chromosomal changes and/or gene copy number abnormalities in a single, extracellular, test. The fundamental principle of comparative genomic hybridization is to compare a patient's DNA or RNA specimen to reference DNA or RNA in order to detect genetic aberrations. This method, like FISH, does not require culturing of metaphase cells. For this reason, comparative genomic hybridization enables genetic testing of tissues that are not amenable to culture such as tumor tissues. A genomic microarray is shown below:

Genomic Microarray: Patient DNA, labeled with a green (black in the picture), fluorescent molecule, is mixed with normal reference DNA, labeled with a red fluorescent molecule (white in the picture), and applied to a genomic microarray containing 10's to 1,000's of individual gene targets. Upon completion of the reaction, the genomic microarray is read by measurement of the ratio of green to red fluorescent light and the results reported, indicating whether the patient DNA has too many or too few copies of a particular gene or chromosome.

We have developed genetic microarrays that allow for direct DNA detection and permit the analysis of larger portions of genetic material, including genes and chromosomes. This is in contrast to other microarray systems that either use oligo-based probes, which are smaller DNA probes that do not allow specific analysis of larger genomic structures, or RNA probes to target gene expression. As a result, we believe that our technology allows for greater specificity in detecting larger scale genetic abnormalities than other microarray technologies.

We are continuing to develop ready-to-use arrays of DNA probes on a miniaturized chip. Each element of the array will contain DNA from a defined location on a normal human chromosome and, in total, the collection of elements may represent the entire genome. This system is intended to enable simultaneous assessment of a large number of chromosomes or genes in a patient's specimen for abnormalities in the specific chromosome or gene count.

Molecular Lawn platform

The Molecular Lawn platform uses our patented Q-beta replicase amplification technology to detect specific gene sequences. Q-beta replicase amplification technology provides a quantitative measure of a specific gene sequence in either human, viral or bacterial DNA. A Molecular Lawn consists of individual or multiple probe sequences attached to the surface of a miniaturized solid support, similar to the blades of grass on a lawn. This technology platform enables the detection of small genetic targets associated with disease predisposition and early detection of disease. We completed a strategic reassessment of our Molecular Lawn platform in March 1999 and deferred near-term research and development of the Molecular Lawn platform to allow us to focus on products for the cellular genomics and genomic microarrray platforms. We foresee application of this early stage technology in predictive testing for diseases such as cancer and cardiovascular disease and intend to resume development once we determine that sufficient profit opportunities exist.

PRODUCTS

Clinical diagnostic products

We are developing, commercializing and marketing clinical products that provide information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases. We have an established track record for successfully obtaining required regulatory clearances for our products, having advanced seven products through the FDA or foreign regulatory authorities.

Our clinical cancer product development is focused on early detection of disease and therapeutic response prediction. Our clinical prenatal products are intended to provide information on the existence of chromosomal abnormalities as rapidly as possible and through the least invasive method.

Our clinical product commercialization process involves four distinct stages prior to marketing which include, in order, research, development, clinical trials and regulatory review. The following table sets forth certain information with respect to our clinical diagnostic products and our products under development.

Clinical cancer products

Product	Intended utility	Stage	Regulatory status

BREAST
Early Detection
Breast Panel	Early detection (in ductal lavage)	Research
Therapeutic Response
PathVysion™ HER-2	Selection of anthracycline dosage and prognosis	Marketing	FDA PMA approved December 1998
PathVysion™ HER-2	Selection of Herceptin therapy	Regulatory review
TOPO II Kit	Selection of anthracycline therapy	Development
LEUKEMIA
Early Detection
CEP® 8	Disease monitoring	Marketing	FDA 510(k) cleared November 1996
Therapeutic Response
CEP® 12	Disease monitoring	Marketing	FDA 510(k) cleared January 1997
CEP® X/Y	Disease monitoring	Marketing	FDA 510(k) cleared January 1997
BCR/ABL Kit	Disease identification and monitoring	Development
BLADDER
Early Detection
Vysis® UroVysion	Early detection (disease recurrence monitoring)	Marketing	FDA 510(k) cleared August 2001
Vysis® UroVysion	Early detection (in symptomatic patients)	Development
Vysis® UroVysion	Early detection (in asymptomatic, high-risk patients)	Development
LUNG
Early Detection
Lung Panel	Early detection (in asymptomatic, high-risk patients, sputum)	Research
CERVICAL
Early Detection
Cervical Panel	Early detection (in Pap smears)	Research
COLORECTAL
Therapeutic Response
Epidermal growth factor receptor gene	Selection of therapy	Research

Clinical prenatal products

Product	Intended utililty	Stage	Regulatory status

PRENATAL
Amniocentesis
TriGen™	Detection of chromosomal abnormalities (chromosomes x,y and 21) associated with mental retardation and other birth defects	Marketing	AFSSAPS (France) registered in June 1997, "export only"
AneuVysion	Detection of chromosomal abnormalities (chromosomes x, y,13,18 and 21) associated with mental retardation and other birth defects	Marketing	FDA 510(k) cleared October 1997, AFSSAPS (France) registered in March 1998
Aneu-Del-Tel™ Chip (1)	Detection of essentially all chromosomal abnormalities causing common mental retardation and other birth defects	Research
Maternal Blood Testing
Fetal Screen	Detection of chromosomal abnormalities (chromosomes x,y,13,18 and 21) associated with mental retardation and other birth defects from fetal cells in maternal blood circulation	Research

(1)
Based on our genomic microarray platform. All other products are based on our cellular genomics platform.

Cancer products

Breast cancer

We believe that information regarding the genetic composition of cells contained in ductal lavage could identify women at high risk of breast cancer who should be monitored more closely. Ductal lavage involves collecting samples of cells from breast milk ducts. We are developing products for testing cells obtained through ductal lavage that include a panel of genetic markers designed to provide information indicating which patients should be monitored more closely.

Our PathVysion HER-2 test is intended to rapidly test for amplification of the HER-2 gene. Determination of HER-2 status by FISH is used as a prognostic marker of more aggressive breast disease and as a predictive marker for response to adriamycin-based chemotherapy, a common cancer chemotherapy. We cooperated closely with Genentech in making submissions to the FDA seeking a claim for the selection of patients for which therapy with Herceptin, Genentech's breast cancer drug, is being considered. The claim is currently under FDA review. In Japan, our marketing partner Fujisawa Pharmaceutical Co. has performed clinical trials of the PathVysion HER-2 kit and submitted data for regulatory approval.

The TOPO II Kit, currently under development, is intended to utilize cellular genomics to detect amplification or deletion of the TOPO II gene. TOPO II abnormalities have been linked to determining the response to anthracycline chemotherapy in breast cancer. Anthracycline therapy, while effective, can produce serious side-effects such as congestive heart failure. Predetermination of one's susceptibility or resistance to this common therapy will allow patients and clinicians to select the most appropriate treatment.

Leukemia

We market three clinical products, each based on the cellular genomics platform, for use in management of leukemia. Our HemaVysion CEP 8 Probe Kit is used for the detection of the abnormal occurrence of three copies of chromosome 8 in chronic myelogenous leukemia and other myeloid disorders. The appearance of extra copies of chromosome 8 in chronic myelogenous leukemia is an early indication of disease progression toward blast crisis, which represents the end stage of the disease. Intervention, often with bone marrow transplantation, is usually more successful when initiated prior to blast crisis. It is therefore desirable to monitor patients with chronic myelogenous leukemia to determine their movement from the chronic phase of the disease. This product is used along with other standard laboratory tests in the management of leukemia patients.

Our HemaVysion CEP 12 Probe Kit is used for monitoring disease progression of chronic lymphocytic leukemia, the most common type of leukemia seen in the United States. The abnormal occurrence of three copies of chromosome 12 is one of the more common genetic abnormalities in chronic lymphocytic leukemia. These patients have a widely variable clinical course and many do not require therapy at the time of diagnosis. The detection of trisomy 12 enables the physician to identify patients whose disease will rapidly progress. These patients may require immediate treatment while others may be monitored for disease progression without therapeutic intervention. This product is used along with other standard laboratory tests in the management of leukemia patients.

Our HemaVysion CEP X/Y Probe Kit is used to monitor the effectiveness of sex-mismatched bone marrow transplant success and as a early detection of leukemia recurrence. In the management of many leukemias and other myeloid disorders, bone marrow transplantation is a critical therapeutic strategy. This product is used along with other standard laboratory tests in the management of leukemia patients.

We are developing a FISH probe for detecting the BCR/ABL gene, which is associated with chronic myelogenous leukemia. This disease of the white blood cells is caused by a translocation between chromosomes 9 and 22. This translocation results in an abnormal gene called BCR/ABL, which activates white cell proliferation. Upon initial diagnosis of the disease, virtually all myeloid cells will contain this genetic abnormality. During successful treatment of chronic myelogenous leukemia the percentage of cells containing the BCR/ABL translocation gene will be reduced. As the patient goes into remission, the BCR/ABL gene is virtually undetectable in the patient's cells. As the disease progresses or recurs, there will be a corresponding increase in the percentage of cells containing the BCR/ABL gene. We plan on conducting clinical trials on a cellular genomics test for the detection of the BCR/ABL gene. We anticipate that this product will be used to monitor patients receiving Gleevec®, Interferon alfa, and other conventional chronic myelogenous leukemia therapies.

Bladder cancer

Our UroVysion DNA Probe Kit, based on the cellular genomics platform, is designed to provide simultaneous analysis of multiple genetic markers in cells from routine urine specimens for detection of recurrence of bladder cancer. Patients with bladder cancer have a high rate of recurrence and as such are monitored as frequently as four times a year. We are currently designing two additional clinical trials to support a claim for the early detection of bladder cancer in symptomatic patients as well as a claim for screening for the presence of bladder cancer as part of annual physical exams for patients in high-risk categories for bladder cancer.

Lung cancer

We are developing a cellular genomics-based panel for use on cells obtained from sputum samples for the early identification of lung cancer. We believe that, similar to the PathVysion bladder assay of urine samples, a FISH probe panel can identify cancerous cells present in sputum samples before conventional test methods can detect the presence of lung cancer. We are developing this panel in collaboration with the Mayo Clinic.

Cervical cancer

We are researching a cellular genomics-based panel for use on testing Pap smear samples classified as containing abnormal cells indicative of the potential for future malignancy. We believe that a FISH panel with probes identifying cancer-related genetic abnormalities in these cells will be of significant medical value. We are currently researching several leads for this panel. If successfully developed, we expect this cellular genomics assay will be used as an adjunct to the Pap smear test.

Colorectal cancer

Amplification of the epidermal growth factor receptor gene, or EGFR gene, in colorectal cancer is thought to play an important role in aggressive forms of the disease. It is a member of the same family of growth factor receptor genes as HER-2. We believe that the detection of amplification of the EGFR gene may be a predictor of response to a number of anti-EGFR gene immunotherapies and small molecule therapies. We have developed a multicolor cellular genomics assay for the detection of EGFR gene copy number changes in paraffin embedded tissue. We are currently marketing an ASR product for the detection of EGFR gene copy number changes.

Prenatal products

Our prenatal testing products provide information on genetic abnormalities involved in mental retardation and other birth defects.

Amniocentesis testing

Amniocentesis is an invasive procedure required to obtain fetal cells for diagnosis of chromosomal abnormalities. In amniocentesis, amniotic fluid containing fetal cells is removed from the uterus with an ultrasound-guided needle passed through the abdominal wall. Traditional testing of the fetal cells is accomplished by direct examination of stained chromosomes. This analysis, which is known as karyotyping, is a standard cytogenetic method which requires 7 to 10 days for completion at an estimated patient cost of $400 to $800 per analysis.

Our first prenatal diagnostic product, based on the cellular genomics platform, is the TriGen Assay for the direct diagnosis of Down syndrome and sex chromosome abnormalities. The product is designed to diagnose these abnormalities on a single slide within 24 hours from cells obtained by amniocentesis. Clinical trials conducted by us at 18 laboratories involving 558 patients demonstrated 100% correlation of TriGen results to standard karyotyping results. The French regulatory committee registered the product in June 1997 as a stand-alone diagnostic test. The product is only for sale outside of the United States and Japan.

Our second marketed prenatal product, our AneuVysion product, is a FISH panel for the detection of the trisomy 21 abnormality associated with Down syndrome, sex chromosome abnormalities and two additional chromosomal abnormalities. In the United States, the AneuVysion product is cleared as an adjunct to standard cytogenetic testing of amniocentesis specimens and in France is registered as a stand-alone diagnostic test. In December 2000 the American College of Medical Genetics issued revised clinical practice policy for the clinical use of FISH for pre- and post-natal testing. The revised policy describes FISH technology as highly accurate and states that FISH prenatal test results may be routinely reported without waiting on the full karyotyping results. In April 2001, we received FDA clearance for a previously filed 510(k) supplement allowing for the immediate reporting of results to patients.

We are conducting research on a genomic microarray-based prenatal product, the Aneu-Del-Tel™ microarray, that is intended to simultaneously detect abnormal numbers of chromosomes, chromosome deletions and some forms of translocations. These abnormalities may account for essentially all of the causes of common mental retardation and other birth defects detectable with conventional amniocentesis and karyotyping.

Maternal blood testing

Due to the invasive nature of the amniocentesis procedure, current prenatal genetic testing is indicated only in high risk pregnancies. Although the risk of having a child with Down syndrome increases with maternal age, most pregnancies occur in younger women and, hence, most births of children with Down syndrome occur to younger women for whom amniocentesis is not indicated. The ability to detect and analyze fetal cells in maternal blood would permit women to be routinely screened for genetic abnormalities associated with mental retardation and birth defects by direct genetic analysis of fetal cells.

Maternal blood has been shown to contain cells derived from the fetus, although these cells are present in exceedingly small numbers. Researchers such as the National Institutes of Health Fetal Cell Study consortium, funded by the U.S. National Institutes of Health, have demonstrated the feasibility of genetic analysis of fetal cells present in maternal blood. However, obtaining a sufficient number of fetal cells for analysis has been difficult and generally not suitable to routine clinical application. We are involved in research collaborations designed to identify fetal cells in maternal blood specimens and detect chromosomal abnormalities in those cells. Such a system is expected to include reagents to identify fetal cells and our currently developed FISH probe products for chromosomes 13, 18, 21, X and Y.

ASR/Research products

We currently market over 300 DNA probes and related reagent products for research applications. Our principal customers are clinical laboratories and research centers around the world. In addition to providing us with significant revenues, research reagent products provide us with the ability to participate in clinical research programs to establish correlations of various genes and genetic markers to disease occurrence and outcome. Once correlations to disease have been established, we believe that some of our products may become candidates for high volume clinical use. We are required to and manufacture our ASR/Research products according to the FDA's quality system regulation guidelines. See "—Government Regulation."

We market a group of FISH ASR/Research probe product lines, respectively marketed as WCP®, CEP®, LSI® and MultiVysion, TelVysion, ToTelVysion, ProVysion and SpectraVysion probes and comparative genomic hybridization reagents. These products are used in a wide range of genetic research and can be used by testing laboratories for the manufacture of "home brew" diagnostic assays under the FDA's quality system regulation guidelines. Our major classes of ASR/Research products are described below.

Whole chromosome paint FISH probes

Whole chromosome paint probes utilize fluorescently labeled DNA to cover or paint the entire chromosome allowing analysis of the chromosome number as well as indicating chromosome additions and simple and complex translocations. The identification of these abnormalities are important in pre-and post-natal genetic analysis in addition to oncology.

Chromosome enumeration FISH probes

Chromosome enumeration probes utilize fluorescently labeled DNA to identify repeat sequence targets on specific chromosomes. This allows for rapid counting of chromosomes to determine if there are too few or too many chromosomes within interphase or metaphase cells.

Locus specific identifier FISH probes

Locus specific identifier probes utilize fluorescently labeled DNA to hybridize to specific locations on individual chromosomes and identify genes or specific sequences of DNA. By highlighting these areas, these probes quickly identify if the target genes are present or are present in abnormal numbers. These probes are utilized in pre- and post-natal analysis especially microdeletion syndromes that are involved in mental retardation and developmental delay. Additionally, these DNA probes are utilized in the area of solid tumor and hematological cancers for identification of specific abnormalities.

Comparative genomic hybridization reagents

Comparative genomic hybridization reagents are a line of products for performing comparative genomic hybridization, a tool utilized in the research setting for determining previously unidentified gene amplifications and deletions in genetic diseases and cancers.

MultiVysion FISH probes

The MultiVysion products are utilized in the in vitro fertilization research and clinical market. The MultiVysion preimplantation genetic testing product simultaneously detects abnormalities of chromosomes 13, 18, 21, X and Y. The MultiVysion PB product detects abnormalities of chromosomes 13, 16, 18, 21 and 22.

TelVysion probes

Telomeres are unique sequences of DNA at the end of chromosomes that contain a large number of genes. Telomeres play an integral role in chromosome biology, structure, and function. Changes in the gene-rich chromosome regions near telomeres, such as deletions or translocations frequently missed by traditional karyotyping, have been implicated as causes of mental retardation and cancer. We market the TelVysion line of individual locus specific FISH probes targeted at the gene-rich regions near the telomeres for research in chromosomal causes of mental retardation and cancer. In 2000 we introduced the ASR ToTelVysion multi-color 41 telomere probe set to simultaneously assess 41 sub-telomere regions.

Ampli-Onc I and II microarrays

In December 1999, we initiated shipments of our Ampli-Onc I Microarray based on our GenoSensor Array System that detects 58 genes involved in human cancer. This ready-to-use array of DNA probes on a miniaturized chip is designed for use with the GenoSensor System Reader to enable simultaneous assessment of a large number of genes in patient specimens for abnormalities in specific gene numbers. We are also developing the Ampli-Onc II Microarray, which adds assessment of various tumor suppressor genes, also involved in the development of human cancer to the amplified genes of the Ampli-Onc I. We believe that simultaneous testing for multiple genetic abnormalities is likely to accelerate research and eventually provide clinical correlations between chromosomal and gene abnormalities and disease. Both of these products may enable researchers to discover new correlations that may yield genomic products for improved diagnosis, prognosis and predictive outcome.

Instrument products

We market certain instruments that enable higher volume testing with our cellular genomics products, including an automated slide processor and a temperature-controlled instrument for carrying out the mixing of our DNA probes with tissue samples. We are also collaborating on the development of an automated "scanning" system to improve the speed and accuracy of the microscopic analysis and reading of the results of our cellular genomics tests. We plan to introduce this scanning system in 2002. To enable even higher volume testing, we are also planning the development of a completely automated instrument that would carry out all of the steps of our cellular genomic tests. We expect to develop this instrument with a collaborative partner. We also market a reader for the image analysis of a completed genomic microarray test.

Cellular genomics instruments

We market two instruments, the VP 2000 Processor and the HYBrite™, which are related to our cellular genomics platform.

VP 2000 processor

This processing instrument is designed to reduce up to 70% of the manual steps required in carrying out a cellular genomics FISH assay. Our peer-reviewed published test results showed the VP 2000 provided superior test results compared to fully manual FISH assays for paraffin-embedded breast cancer samples.

HYBrite

HYBrite is a semi-automated instrument for denaturation and hybridization of FISH probes, which eliminates the need for denaturation reagents and other temperature devices. The HYBrite shortens assay time, eliminates steps and reduces user variability.

Genomic microarray instrument

We market one instrument that is related to our genomic microarray platform, the GenoSensor™ Reader. The GenoSensor System Reader is a proprietary reader designed to quickly capture fluorescent image data from the Ampli-Onc MicroArray after assay performance. The GenoSensor System Reader incorporates image processing software that permits analysis and calculation of gene amplification or deletion in the test sample for each gene in the microarray.

COLLABORATIONS

We have entered into a number of collaborations with leading pharmaceutical companies as well as research collaborations to establish correlations of chromosome abnormalities to various cancers. Our major collaborations include:

Abbott Laboratories

In April 2001, we entered into an agreement with Abbott Laboratories for the marketing and distribution of our PathVysion HER-2 and UroVysion cancer tests. The agreement grants Abbott exclusive distribution rights for these products in North America and Europe and gives Abbott an option for the exclusive distribution rights in Asia, other than Japan, and South America. The five-year agreement automatically renews for an additional three-year period if Abbott achieves specified sales milestones.

The agreement with Abbott is part of our strategy to accelerate acceptance of our cellular genomic products by pathology laboratories worldwide. Once pathology laboratories become accustomed to performing tests with our two cancer testing products, we believe they will be likely to adopt our other tests more quickly as they are introduced into the market.

Fujisawa Pharmaceutical Co., Ltd.

Sales and marketing in Japan is conducted through a marketing partnership with Fujisawa Pharmaceutical Co., Ltd. The partnership, entered into in July 1995, provides Fujisawa with a ten-year exclusive distribution right to market our FISH probes and instruments in Japan. Fujisawa is responsible for funding all clinical regulatory compliance for the Japanese market. We will supply all of our United States and European clinical trial data for our FISH products to assist Fujisawa in its regulatory approval efforts. We are currently collaborating with Fujisawa on the performance of a Japanese clinical trial plan and submission to the Japanese regulatory agency for the PathVysion HER-2 assay for breast cancer.

Genentech and F. Hoffman-La Roche

We entered into separate collaborative agreements with Genentech, Inc. and F. Hoffman-La Roche relating to the use of the PathVysion HER-2 assay to select breast cancer patients for Herceptin® therapy. The Herceptin therapy was developed by Genentech and targets the HER-2 protein with a humanized monoclonal antibody. It was approved by the FDA for use in treating metastatic breast cancer in September 1998. Genentech has licensed F. Hoffman-LaRoche for the distribution of Herceptin outside of the U.S. and F. Hoffman-LaRoche has begun to receive Herceptin approvals. Under these collaborations, we will supply Genentech and F. Hoffman-LaRoche with PathVysion assays for use in their respective clinical trials of Herceptin. Genentech published data at the May 2000 American Society of Clinical Oncology meeting in New Orleans showing that the PathVysion assay was a superior predictor of patients likely to respond to Herceptin. Under the Genentech collaborative agreement, we cooperated closely with Genentech in making submissions to the FDA seeking labeling changes of our respective PathVysion and Herceptin product approvals relating to the use of PathVysion to select patients for Herceptin therapy.

University of California, San Francisco

We fund research at the Department of Laboratory Medicine, University of California, San Francisco Cancer Center at the UCSF Medical School on microarray-based comparative genomic hybridization and cancer correlations.

The Mayo Clinic

We fund or collaborate on research performed at the Mayo Clinic in the area of correlation of chromosomal abnormalities to aggressive forms of prostate cancer and genes associated with metastatic potential, in the use of our UroVysion Bladder assay and in the development of a FISH panel for the early detection of lung cancer, and on new FISH probes for classification of various leukemias and lymphomas.

National Human Genome Research Institute/Institute of Pathology at the University Of Basel

In 1999 we began a three party cooperative research and development agreement collaboration with the National Human Genome Research Institute and Dr. Guido Sauter of the Institute of Pathology at the University of Basel in Switzerland, on the use of our FISH and GenoSensor technologies in combination with microtumor arrays. This collaboration is testing various microtumor arrays, including bladder, prostate, breast, ovarian, lung and cervical cancer specimen arrays, with our FISH probes and Ampli-Onc Microarrays. We expect to develop clinical product leads from this collaboration. Under this agreement, we have an option to obtain an exclusive license to the technology developed during the collaboration.

Eos Biotechnology

In 1999 we began a research collaboration with Eos Biotechnology, a privately held developer of therapeutic drug candidates, to identify genes in breast cancer that are both over-expressed and are amplified at the chromosomal DNA level. Under this collaboration, we are developing FISH probes for genes identified by Eos as over-expressed in breast cancer. Eos uses a variety of technologies to identify these genes. Under the collaboration agreement, we will have exclusive rights for diagnostic use of the developed technology and Eos will have exclusive rights for therapeutic and therapeutic development use.

MetaSystems

MetaSystems, Heidelberg, Germany, is a leading supplier of microscope-based, digital image analysis systems used in cellular analysis. We are collaborating with MetaSystems on the development of a digital imaging, scanning system that would automatically scan a microscope slide, produce from the scan digital images of the results of our cellular genomics tests and then display the images on a computer monitor for analysis. We expect that this scanning system will significantly decrease the time required to analyze and read a completed cellular genomic test. Under the collaboration, MetaSystems will supply the finished systems and we will market them worldwide.

Other collaborations

We have also established additional research collaborations aimed at generating clinical product opportunities, although we cannot assure you of successful development of clinical reagent products based upon any of these research efforts. Our collaboration with the University of Chicago has resulted in the ToTelVysion telomere probe set aimed at producing a set of telomere probes for each human chromosome and establishing clinical use of these probes for the diagnosis of mental retardation. We are supplying our MultiVysion FISH probe panel for a marketing trial with the Reproductive Genetics Institute directed at establishing the utility of our FISH probes in pre-implantation genetic testing. We are collaborating with the University of Glasgow on the use of Ampli-Onc microarrays to analyze breast cancer.

SALES AND MARKETING

We currently market our products to hospitals, reference laboratories, academic and commercial research institutions, managed care organizations, medical consumers and patient advocates. The principal customers for our clinical diagnostic products include cytogeneticists, pathologists, oncologists and other physicians. Sales in the United States are conducted by a direct sales force, currently consisting of a national sales manager and seven technical sales representatives. The sales representatives each handle clinical and ASR/Research reagent sales as well as instrumentation sales.

In order to accelerate clinical market acceptance of our genomic disease management products, we are continuing our marketing programs to:

-    increase the level of awareness of FISH products among the clinical laboratories and the physicians who are expected to order these tests;

-    educate the medical community regarding the benefits of managing disease with genomic testing products;

-    provide data demonstrating clinical correlation of the disease target to disease outcome, progression and predisposition;

-    establish marketing programs through relevant patient advocacy and support groups; and

-    generate cost-efficacy information regarding the use of genetic testing.

European, Middle Eastern and African sales, managed by the President of our European operations, are supported by a nine-person direct sales organization with operations in Germany, France and the United Kingdom. Sales in other world markets are conducted through our marketing partners such as Abbott and Fujisawa, as well as local distributors. These distributors are supported by a U.S.-based international distribution manager. In 2000 we introduced an electronic commerce, on-line sales order system on our web site.

We have obtained reimbursement approval for our PathVysion HER-2 DNA Probe Kit in 47 states. We believe reimbursement for our cellular genomics tests is generally available and we are continuing our efforts to obtain approvals from third-party payors for reimbursement for our products. As part of these efforts, we renewed a license agreement with the American Medical Association permitting us to publish its "CPT" codes governing reimbursement for our FISH products. We include the CPT codes in our product catalog and web site, along with advice for our customer base on how to pursue reimbursement.

MANUFACTURING

Our manufacturing operations encompass the production and packaging of DNA probes and reagents, the Ampli-Onc I Microarrays and the GenoSensor Readers. Our manufacturing operations utilize a complete, fully integrated, material requirements planning system. We believe that our current genetic testing product manufacturing processes are readily scaleable to meet expected growth. We currently produce all of our products in our Downers Grove facility. We would likely experience delays or cessation in producing our products if a natural disaster or other supply disruption were to occur at this facility.

We obtain our raw materials for our products from a variety of sources. Some of the raw materials are obtained from single-source suppliers. If our supply of these materials is disrupted for any reason, it could have a material adverse effect on our operations. Manufacture of our products must comply with the FDA's quality system regulation, which replaced the FDA's good manufacturing practices criteria. We train employees for compliance with current quality system regulation requirements as specified by the FDA. Our genetic testing product manufacturing is ISO 9001 certified. ISO 9001 is the most comprehensive of all the International Organization for Standardization quality standards and is an important element of our strategy to commercialize our products globally.

PATENTS, LICENSE RIGHTS AND PROPRIETARY INFORMATION

We currently hold or have exclusive licenses to 141 issued United States patents or allowed United States patent applications, to 62 pending United States patent applications, and to additional foreign patents and pending patent applications in various areas of genetic and infectious disease testing.

The following describes some of the significant patents owned by us or exclusively licensed to us:

FISH technology

U.S. Patent 5,447,841, "Method for Chromosome-Specific Staining", issued September 5, 1995 and that we have licensed exclusively from the University of California, relates to methods of in situ hybridization using unique sequence probes and unlabeled blocking DNA. These methods permit the use as DNA probes of DNA sequences which are produced by standard cloning procedures without removal of any repeat DNA sequences which are present. We believe that the alternative manufacturing technologies to produce labeled FISH probes which do not contain the repeat DNA sequences are difficult to implement and are not proven commercially. We are also licensed exclusively under three pending United States divisional patent applications stemming from the '841 patent. Each of these applications claims priority of the '841 patent applications filed on January 16, 1986 and December 1, 1986. The divisional applications relate to other embodiments of in situ hybridization using unique sequence probes, including detection of abnormalities on chromosome 21 and detection of gene amplification or gene deletion. U.S. Patent 5,756,696, "Compositions for Chromosome Specific Staining", issued May 26, 1998, relates to unique sequence FISH probe compositions containing blocking DNA. In January 2000, we acquired a royalty-bearing exclusive license from Yale University under the chromosomal suppression in situ hybridization patent rights invented by David Ward et al., including issued European Patent 0 444 115 and its pending U.S. application counterparts. This license broadens our FISH patent portfolio, particularly in Europe, and we intend to include these rights in our sublicensing efforts for FISH.

Direct labeling technology

U.S. Patent 5,491,224, "Direct Label Transaminated DNA Probe Compositions for Chromosome Identification and Methods for their Manufacture", issued February 13, 1996, and its pending foreign counterpart applications, relate to our direct label FISH DNA probes and their manufacture. U.S. Patent 5,663,319, "Probe Compositions for Chromosome Identification and Methods", issued September 2, 1997, and expiring February 13, 2013, relates to multiple direct label FISH probe compositions. We have received a counterpart European patent on our direct label FISH DNA probes and on methods of in situ hybridization using multiple direct label FISH DNA probes. U.S. Patent 5,776,688, "Methods for Detection by In Situ Hybridization of Multiple Chromosomes or Regions Thereof", issued July 7, 1998, and expiring February 13, 2013 relates to use of multiple direct label FISH probes.

Genomic microarray technology

We are exclusively licensed by the University of California under U.S. Patent 5,665,549, "Comparative Genomic Hybridization", or CGH, issued September 9, 1997 and expiring September 5, 2012, and other pending United States and foreign patent applications relating to basic CGH methods to detect changes in copy number of DNA sequences at a particular chromosome location. We are also licensed exclusively by the University of California under U.S. Patent 6,159,685, relating to generic CGH assays to detect copy number changes, both chromosomal and gene expression changes. We also hold an option from the University of California to obtain an exclusive license to U.S. Patent 5,830,645, "Comparative Fluorescence Hybridization to Nucleic Acid Arrays", issued November 2, 1998, relating to microarray-based CGH assays carried out using a nucleic acid array as the hybridization target, and to pending U.S. and foreign patent applications claiming microarray-based CGH assays. We have pending U.S. patent applications relating to our Ampli-Onc and Aneu-Del-Tel Microarrays and have received U.S. Patent 6,140,653 relating to the GenoSensor imaging system.

Sequence specific technology

Our Sequence Specific Technology underlies the Molecular Lawn Platform. U.S. Patent 5,851,767, "Detection of Prokaryotic Organism by DNA Hybridization", issued December 22, 1998, relates to detection of bacteria using bacteria specific, synthesized oligonucleotide probes. U.S. Patent 5,750,338, "Target and Background Capture Methods with Amplification for Affinity Assays", issued May 12, 1998, the "Collins patent", relates to methods of reducing background noise in nucleic acid amplification assays. A royalty-bearing, non-exclusive license under the Collins patent was granted to Gen-Probe Incorporated under the August 1999 settlement of the litigation with Gen-Probe. See "—Legal Proceedings" below. We hold non-exclusive licenses from Columbia University/Salk Institute and from Public Health Research Institute on United States and foreign patents and pending patent applications relating to the use of Q-beta replicase as an amplification technology to detect nucleic acid targets. These include U.S. Patent 4,786,600 issued November 22, 1988, relating to "substrate" molecules having inserted probe sequences which are replicatable by Q-beta replicase amplification technology and U.S. Patent 4,957,858, issued September 18, 1990, relating to nucleic acid detection assays using Q-beta replicase amplification technology. We also have a number of United States and foreign patents and pending patent applications covering our sequence specific technology.

Correlations of chromosomal abnormalities to disease

We are pursuing a strategy to acquire rights to methods correlating particular genetic aberrations to disease. These rights will potentially provide opportunities for exclusive positions on clinical assays. For example, U.S. Patent 5,472,842, "Detection of Amplified or Deleted Chromosome Regions", issued December 5, 1995, and its pending foreign counterpart applications, licensed exclusively from the University of California, relating to methods of detection of a chromosomal abnormality on chromosome 20 at locus 20q13 which has been correlated to certain forms of breast cancer. We hold an option from the University of California for an exclusive license for therapeutic and diagnostic uses to United States and foreign patent applications claiming gene sequences in the chromosome 20q13 locus. We and the Mayo Clinic jointly own U.S. Patent 6,174,681 relating to our UroVysion Bladder test. We hold an exclusive license to a U.S. patent application filed by the Mayo Clinic for a FISH assay to identify aggressive prostate cancer. We are also exclusively licensed under United States and foreign patent applications from the University of California, St. Jude Children's Research Hospital, Canji, Inc., the U.S. National Institutes of Health and the California Pacific Medical Center relating to methods to diagnose disease based upon correlations of particular chromosomal abnormalities for colon cancer, breast cancer, lung cancer, bladder cancer, ovarian cancer, prostate cancer, gliomas and lymphomas.

Ability to practice technology

Our success will depend to a substantial degree upon our ability to operate our business and to develop, manufacture, market and sell our products without infringing the proprietary rights of third parties. However, numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the general fields of nucleic acid technology and clinical diagnostic technology. A partial list of more specific technologies in these general fields includes patents and patent applications relevant to nucleic acid probe manufacturing, including array manufacturing, labels for nucleic acid probes, nucleic acid probe compositions, nucleic acid probe hybridization assays, nucleic acid amplification methods, full length gene sequences, full length expressed gene sequences, partial gene and expressed gene sequences, gene expression assays, correlations of chromosome or gene abnormalities to disease, gene point mutation detection assays, oligonucleotide and polynucleotide array hybridization methods, patient sample processing, fetal cell identification and separation, imaging apparatus and methods, infectious disease detection assays, and miniaturized or microfluidic-based nucleic acid assays related to these technologies. We are aware of several issued U.S. patents and foreign counterparts relating generally to compositions, methods of use, and instrumentation relating to significant elements of our cellular genomic and genomic microarray applications and direct labeling technologies, or to significant elements of our anticipated use of our Q-beta replicase amplification technologies, or to reagents useful in the performance of comparative genomic hybridization or microarray-based comparative genomic hybridization assays. We expect that additional U.S. and foreign patents owned by third parties will issue and additional U.S. and foreign patent applications owned by third parties will be filed in these fields. We believe that the level of patent competition in these fields is sufficiently high that patent litigation in these fields is likely to occur.

Consequently, we believe that the management of the business risks presented by the intense patent competition in these fields is critical to our ability to operate our business and to develop, manufacture, market and sell our products. We can not assure you that we will be able to successfully manage these patent business risks to avoid infringing the proprietary rights of others. In addition, we cannot assure you that patent infringement suits will not be brought against us. Any failure in our management of these patent business risks may have an adverse impact on our business, financial condition and results of operations.

COMPETITION

Competition in clinical testing and genomics is intense and is expected to increase as the market for genomic disease management products develops. Competition is based principally on quality, reliability, accuracy, ease of use and product line offering. In addition, we are subject to price competition, particularly with regard to our ASR/Research product line. Ventana Medical Systems, Inc. acquired the FISH oncology-related assets of Oncor, Inc., formerly a major competitor in the supply of FISH products to the research market. Ventana has begun marketing of the former Oncor products, including the clinical Inform HER-2 FISH product. Ventana also markets immunohistochemistry reagents and has obtained FDA approval to market an immunohistochemistry test to detect HER-2 gene overexpression that competes with the PathVysion assay. Dako USA also markets an immunohistochemistry assay, the Herceptest™, that competes with the PathVysion HER-2 assay. We are aware of other entities that currently market analyte specific reagents and nucleic acid products for research use only, which may have the ability to compete with us in the clinical market. Our FISH products also face significant competition from polymerase chain reaction based nucleic acid amplification assays. In addition, many reference laboratories and research institutions produce their own FISH probes for internal use.

Other companies are developing and marketing genomic assessment products including "DNA Chip" products for assessment of gene expression or gene sequence with potential use for clinical diagnostics. Other diagnostic companies may enter the genetic disease diagnostic market with nucleic acid based technologies. Many of our existing and potential competitors have substantially greater financial, marketing, sales, distribution and technological resources than us or may have substantial advantages over us in terms of research and development expertise, experience in conducting clinical trials, experience in regulatory matters, manufacturing efficiency, name recognition, ability to obtain necessary intellectual property licenses, sales and marketing expertise and distribution channels.

GOVERNMENT REGULATION

The preclinical and clinical testing, manufacturing, labeling, distribution and promotion of our products are subject to extensive and rigorous government regulation in the United States and other countries. Noncompliance with applicable requirements can result in enforcement action by the FDA or comparable foreign regulatory bodies including, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, refusal to grant premarket clearances or approvals, withdrawal of marketing approvals and criminal prosecution.

Our diagnostic products are regulated in the United States as medical devices, and we are generally prohibited from marketing such devices in the United States unless we obtain either 510(k) clearance or premarket application, or PMA, approval from the FDA. We believe that it usually takes from four to 12 months from submission to obtain 510(k) clearance, but it can take longer. The process of obtaining PMA approval is generally much more costly, lengthy and uncertain. In any event, there can be no assurance that 510(k) clearance or PMA approval will be obtained in a timely fashion or at all. Such clearance or approval may also have limitations on how the device may be marketed that will limit its sales potential. We are also permitted to market certain products not cleared or approved as medical devices under the FDA's Analyte Specific Reagent rules, also termed the "ASR" regulations, that went into effect in November 1998. Under the ASR regulations, the marketing of our products labeled as ASR's must not contain any claims of analytical or diagnostic utility.

The ASR regulations restrict sales of ASR reagents to

-    clinical laboratories certified under the Clinical Laboratories Improvement Act as high complexity testing laboratories,

-    clinical device manufacturers; and

-    laboratories and other organizations performing tests for purposes other than human or animal diagnostic information.

The ASR regulations further permit clinical laboratories to offer diagnostic tests based upon use of ASR reagents, provided that the laboratory establishes the analytical validity of the test and that the laboratory includes a disclaimer with the test reports that the FDA has not reviewed nor approved the test. We are not permitted to make marketing claims on either the analytical or clinical performance of any ASR product. We have converted the labeling of most of our research reagents, formerly labeled for research use only, to ASR labeling in compliance with the ASR regulations. The FDA has not yet taken any regulatory action under the ASR regulations, nor issued any guidance documents on the ASR regulations.

Any devices manufactured or distributed by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA and certain state agencies. We will be subject to routine inspection by the FDA and will have to comply with the host of regulatory requirements that usually apply to medical devices marketed in the United States, including labeling regulations, the QSR, the Medical Device Reporting regulation which requires a manufacturer to report to the FDA certain types of adverse events involving its products, and the FDA's prohibitions against promoting products for unapproved or "off-label" uses. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on us.

Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or foreign governments, which could have a material adverse effect on our business, financial condition and results of operations.

The Food and Drug Administration Modernization Act of 1997 made changes to the device provisions of the Food, Drug and Cosmetic Act and other provisions in the Act affecting the regulation of devices. Among other things, the changes affect the 510(k) and PMA processes, and also affect device standards and data requirements, procedures relating to humanitarian and breakthrough devices, tracking and postmarket surveillance, accredited third-party review, and the dissemination of off-label information. Implementation of these changes by the FDA is ongoing, and we cannot predict what effect, if any, the changes will have on the regulation of our products. We cannot assure you that full implementation of the legislation will not impose additional costs or lengthen review times for our products.

Our research and development and manufacturing processes involve the use and disposal of small amounts of hazardous, biological and radioactive materials. Therefore, we are subject to local, state, federal and foreign laws and regulations governing the use, manufacture, storage, handling, disposal and transportation of such materials. We are also subject to laws and regulations which relate to safe working conditions and laboratory and manufacturing practices. New laws or regulations may become applicable to our operations in the future. We are unable to predict whether any such laws or regulations will be adopted which may limit or impede our operations or require us to incur additional costs.

LEGAL PROCEEDINGS

We are the defendant in a declaratory judgment suit filed in the United States District Court in the Southern District of California (San Diego) by Gen-Probe Incorporated. This suit seeks a declaration that our U.S. Patent No. 5,750,338 is invalid, unenforceable and not infringed by certain products for detecting the presence of hepatitis C virus and human immunodeficiency virus in blood specimens. We understand that Chiron Corporation is currently marketing the products in various countries outside the U.S. pursuant to licenses granted by us to Gen-Probe and Chiron. The suit also seeks:

-    an injunction restraining us from interfering with activities by Gen-Probe and its partners regarding these and other products in development;

-    damages and other relief for unfair competition; and

-    a declaration of Gen-Probe's rights and obligations under its license to the contested patent.

The parties are taking discovery.

In June 2001, the court ruled that Gen-Probe's products for detecting hepatitis C and the human immunodeficiency virus do not literally infringe the contested patent. We disagree with the court's ruling and sought certification of the issue for an early appeal. However, our request for certification and early appeal was denied. We intend to preserve our right to appeal the ruling at a later time. We continue to believe that Gen-Probe's claims are without merit and we are continuing to defend our rights vigorously. A trial on the remaining issues is projected to occur in about February 2002.

We have filed an application to reissue the contested patent with the United States Patent & Trademark Office seeking clarification of certain matters concerning the patent. The reissue application also requests the Patent Office to supplement the claims of the issued patent with new claims of intermediate scope. This application remains pending.

Neither the loss of the suit filed by Gen-Probe nor an adverse ruling by the Patent Office in the reissue application would limit the sales or marketing of any of our present or planned products, but either result could result in the loss of revenue resulting from the licenses granted to Gen-Probe and its partners and other potential licenses granted under the contested patent.

Although we cannot assure you as to the ultimate outcome of the suit, based upon the information available to us at this time, it is our opinion that the outcome of this suit will not have a material adverse effect on our business, results of operations and financial condition.

EMPLOYEES

As of June 30, 2001, we had 133 full-time employees, of whom 17 hold Ph.D. degrees and one holds an M.D. degree. Of our total work force, 38 positions are in research and development, 31 are in operations and 41 are in sales, general and administrative positions including sales, marketing, legal, finance, management information services, human resources and administration. We believe that our future success will depend, in part, on our continuing ability to attract, retain, and motivate qualified scientific, technical, and managerial personnel. We face intense competition in this regard from other companies, research and academic institutions, government entities and other organizations. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppages. We believe that our relations with our employees are good.

Management

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information concerning our executive officers and directors:

Name	Age	Position

John L. Bishop	56	President, Chief Executive Officer and Director
Russel K. Enns	52	Vice President, Regulatory Affairs
Robert J. Koska	43	Senior Vice President, Worldwide Sales and Marketing
William E. Murray	47	Vice President, General Counsel and Secretary
Steven A. Seelig	52	Senior Vice President, Research and Development and Chief Medical Officer
John R. Sluis	56	Senior Vice President, Finance and Chief Financial Officer
Paul J.J.G. Steuperaert	61	President, European Operations
W. Murray Air	50	Director
Thomas E. Dewey, Jr.	68	Director
Keith E. Holmberg	45	Director
Richard A. Lerner	62	Director
Kenneth L. Melmon	66	Director
Anthony J. Nocchiero	49	Director
Walter R. Quanstrom	58	Chairman of the Board of Directors
Mark A. Roberts	51	Director
Ian Springett	43	Director
Frank J. Sroka	52	Director

John L. Bishop has served as President and as a Director since November 1993 and became Chief Executive Officer in February 1996. Mr. Bishop was elected in March 1999 to the board of directors of the American College of Medical Genetics Foundation. Mr. Bishop has over 25 years experience in developing and operating diagnostics businesses. From 1991 until November 1993, Mr. Bishop was Chairman and Chief Executive Officer of MicroProbe Corporation, a manufacturer of DNA probe diagnostics and therapeutics and, from 1987 until 1991 of Source Scientific Systems, an original equipment manufacturer of automated diagnostic systems. From 1984 until 1986, Mr. Bishop was President and Chief Operating Officer of Gen-Probe, Inc., a developer and manufacturer of DNA probe diagnostics for infectious diseases. From 1968 until 1984, Mr. Bishop held various management positions with American Hospital Supply Company and its affiliates, including a three year assignment in Japan as an Executive Vice President and Chief Executive Officer of International Reagents Corp., a joint venture between American Hospital Supply Company and Green Cross Corporation.

Russel K. Enns, Ph.D. has served as Vice President, Regulatory Affairs since he joined us in December 1995. Prior to joining us, Dr. Enns was Vice President of Technical Affairs of MicroProbe Corporation from February 1992 to November 1995. From August 1984 to February 1992, Dr. Enns held several positions with Gen-Probe, Inc., including Director of Product Development and Clinical Development and Director, Technical Affairs.

Robert J. Koska was appointed Senior Vice President, Worldwide Sales and Marketing in May 2000, having served as Vice President, Sales and Marketing since January 2000. Mr. Koska was previously

Director of Marketing since August 1998 and Marketing Manager since joining us in June 1996. Prior to joining us, Mr. Koska held a variety of marketing and sales management positions and was most recently Eastern Area Sales Manager for Difco Laboratories Inc., a microbiology and infectious disease diagnostic products manufacturer, from April 1989 to May 1996. From September 1983 to April 1989 Mr. Koska held sales positions at Genetic Systems Corporation, a supplier of diagnostic kits and instruments, and Ortho Diagnostic Systems, Inc., a supplier of diagnostic kits and instruments.

William E. Murray, J.D. has served as Vice President, General Counsel and Secretary since March 1994 and Assistant Secretary from September 1992 to March 1994, while employed by BP. He became a full-time employee of ours in January 1996. Mr. Murray served from 1983 through 1995 in BP's law department in both attorney and patent attorney positions.

Steven A. Seelig, M.D., Ph.D. has served as Vice President, Research and Development and Chief Medical Officer since February 1996. He has held various research management positions with us and our predecessors since May 1989. Dr. Seelig was Associate Professor and Director of pediatric endocrinology and metabolism at the University of Minnesota from 1985 to 1989.

John R. Sluis has served as Senior Vice President, Finance and Chief Financial Officer since June 2000. Prior to joining us, Mr. Sluis held a variety of management and financial positions with Sanofi Diagnostics Pasteur, a developer of medical diagnostic tests, from 1989 to 1999 including President of its North American operations from 1997 to 1999 and Director (Executive Vice President) of its holding company located in Paris, France from 1994 to 1997. Prior to his Sanofi experience Mr. Sluis was Chief Financial Officer of Gen-Probe from 1985 to 1989. Mr. Sluis began his career in healthcare with American Hospital Supply Company where he held a number of positions in finance from 1974 to 1985.

Paul J.J.G. Steuperaert has served as President, European Operations since September 1, 1998. He served from 1988 until joining us as President of Pilling Weck Europe, the surgical products division of Teleflex, Inc., where he managed all operations in Europe, the Middle East and Africa.

W. Murray Air has been a Director since November 2000. Mr. Air is Vice President of Global Property Management and Services, BP America, Inc., and has worldwide responsibility for BP's real estate, travel and facilities management. Mr. Air served as Business Group Financial Manager for Amoco Corporation's foreign oil and gas production operations from 1994 to 1999 and was Vice President, Business Development and Finance, Amoco Technology Company, from 1990 to 1994.

Thomas E. Dewey, Jr. has been a Director since May 2001. Mr. Dewey is and has been a Member and Partner of McFarland, Dewey & Co., LLC, New York, New York, an investment banking firm, since 1989. Mr. Dewey is and has been a Director of Northwest Natural Gas Company, a natural gas supplier, since 1986, and a Director of Genelabs Technologies, Inc., a discoverer and developer of pharmaceuticals based upon gene expression analysis, since 1999.

Keith E. Holmberg has been a Director since May 2001. Mr. Holmberg is Business Unit Leader for Olefins and Polymers Business Development for North America and Asia, BP. Mr. Holmberg served from January 1999 to August 2000 as Business Unit Leader for Specialty Intermediates, BP, with global responsibility for specialty chemical businesses, and from April 1997 through December 1998 he was Vice President, Chemicals Development and Diversification, BP with responsibility for acquisitions and divestitures, strategic planning and new business development for chemical operations. From July 1994 to April 1997 he was Group Manager of Business Analysis & Acquisitions. Mr. Holmberg earlier held managerial positions in BP's finance organization, oil exploration and production operations, and Asian joint venture development activities.

Richard A. Lerner, M.D. has been a Director since February 2001. Dr. Lerner is the President of The Scripps Research Institute, or SRI, La Jolla, California, the United States' largest private, non-profit biomedical research organization and has held that position since 1986. Dr. Lerner previously held staff appointments at the Wistar Institute and at SRI and served as the Chair of SRI's Molecular Biology Department.

Kenneth L. Melmon, M.D. has been a Director since September 1997. Dr. Melmon has been a member of our Scientific Advisory Board since August 1994 and is Chief Medical Officer of Skolar, Inc., a web-based medical information database and software developer. Since July 1994 he has been Associate Dean, Postgraduate Medical Education at Stanford University School of Medicine. Dr. Melmon was Associate Chairman, Department of Medicine at the Stanford University School of Medicine from July 1989 to July 1993 and was Chairman, Stanford University Hospital Technology Transfer Program from July 1988 to July 1993. He was Chairman, Department of Medicine at the Stanford University School of Medicine from 1978 to 1984 and has been Professor of Medicine and Molecular Pharmacology since 1978.

Anthony J. Nocchiero has been a Director since June 1999. Mr. Nocchiero is the Chief Financial Officer of the Chemicals Stream of BP and Vice President and Controller, North America of BP and has held such positions since December 31, 1998, the date of the merger between Amoco Corporation and the former British Petroleum Corporation. Prior to the merger, he had worked in various financial management positions for Amoco since 1975, most recently as Vice President and Controller.

Walter R. Quanstrom, Ph.D. has been a Director since September 1997. Dr. Quanstrom has served as Chairman of the Board of Directors since October 1999 having previously served as Co-Chairman beginning January 1999. Dr. Quanstrom is President of Mostardi-Platt Environmental, an environmental consulting company, since May 1, 2000. Prior to his retirement from BP on April 1, 2000, Dr. Quanstrom was BP's Group Vice President, HSE, responsible for BP's medical department, product safety, toxicology, industrial hygiene, environmental conservation and safety since December 1998. Prior to that time he held a similar position with Amoco Corporation since 1987. Dr. Quanstrom is on the board of advisors of the Electric Power Research Institute. Dr. Quanstrom also served as a director of BP Solarex, a subsidiary of BP formerly known as Amoco-Enron Solar, which is engaged in the manufacturing and sale of solar cells.

Mark A. Roberts, M.D., Ph.D. has been a Director since May 2001. Dr. Roberts is Corporate Medical Director, BP, and was appointed to that position in September 2000. Dr. Roberts was Associate Corporate Medical Director, BP, from December 1997 through August 2000. He served as the Chair of the Department of Preventive Medicine at the Medical College of Wisconsin from July 1990 until November 1997. Dr. Roberts is a Director on the Board of Directors of the American College of Occupational and Environmental Medicines.

Ian Springett has been a Director since May 2001. Mr. Springett is Vice President Finance, Americas, BP and Vice President and Chief Financial Officer, BP Corporation North America Inc., having held that position since October 2000. He is also a Director of the BP Foundation. From January 1998 through September 2000, Mr. Springett was the General Manager, Upstream Performance and Control, BP, London, England, and from January 1996 through December 1998, he was the Business Unit Leader, Greater Point McIntyre, Alaska. Mr. Springett is also a member and Fellow of the Institute of Chartered Accountants in England & Wales.

Frank J. Sroka, J.D. has been a director since September 1993. Mr. Sroka was appointed Chief Patent Counsel, Americas, BP in 2000. He previously served as General Attorney for BP with responsibility for the legal matters of Amoco Technology Company and its subsidiaries since September 1993.

Scientific Advisory Board

The following individuals comprise our Scientific Advisory Board, which plays an active role in guiding our research and development activities:

Carlos Cordon-Cardo, M.D., Ph.D. has served as the Director, Division of Molecular Pathology, Department of Pathology, Memorial Sloan-Kettering Cancer Center, New York City, New York, since 1995. He is also an Attending Molecular Pathologist, Department of Pathology, Memorial Sloan-Kettering Cancer Center, and an Associate Professor of Pathology, Cornell University Medical School, New York, New York. Dr. Cordon-Cardo also serves as the present Chair of the Solid Tumors Section of the Association of Molecular Pathology. Dr. Cordon-Cardo holds an M.D. from the Autonomous University of Barcelona, School of Medicine, Barcelona, Spain and a Ph.D. from Cornell University Medical College, Graduate School of Medical Sciences.

Ferdinand Hofstädter, M.D., Ph.D. is the head of the Department of Pathology, University of Regensburg, Regensburg, Germany, and is also the Chairman of the Tumorcentre Regensburg, Germany, and the Vice President (Research and Education), University Clinic, Regensburg. Dr. Hofstädter received his M.D. and his Ph.D. in pathology from the University of Innsbruck, Austria. He leads active research in tumor pathology, oncology and molecular pathology.

Robert B. Jenkins, M.D., Ph.D. is Associate Professor of Laboratory Medicine, and co-Director of the clinical Cytogenetics and clinical Molecular Genetic Laboratories at the Mayo Clinic, Rochester, Minnesota. Dr. Jenkins is the Associate Director of the Mayo Clinic's Cytogenetics Laboratory and has ongoing research programs into the molecular pathology of prostate, breast and ovarian cancers and gliomas. Dr. Jenkins has published multiple scientific articles on the use of FISH to assess cancer pathology.

David H. Ledbetter, Ph.D. is Professor of Genetics and Director of the Center for Medical Genetics, University of Chicago. He served as Chief, Diagnostic Development Branch of the National Center for Human Genome Research at the National Institutes of Health from 1993 to May 1996, is a Founding Fellow of the American College of Medical Genetics, is on the Editorial Board of Human Molecular Genetics and is also the Chairman of our Scientific Advisory Board.

Kenneth L. Melmon, M.D. is Chief Medical Officer for Skolar, Inc., a web-based medical information database and software developer. He is Professor Emeritus of Medicine and Molecular Pharmacology, Stanford University School of Medicine, Department of Medicine and Clinical Pharmacology, Stanford, California. Dr. Melmon was the Arthur L. Bloomfield Professor of Medicine at Stanford University School of Medicine from 1978 to 1988; was the Chairman from 1978 to 1984 and Associate Chairman from 1989 to 1993 of the Department of Medicine at Stanford University School of Medicine.

David H. Persing, M.D., Ph.D. is Vice President, Diagnostic Development, Corixa Corporation, and Medical Director, the Infectious Disease Research Institute, Seattle, Washington. Previously, Dr. Persing was Associate Professor, Department of Laboratory Medicine and Pathology and Department of Clinical Microbiology, Mayo Clinic, Rochester, Minnesota. Dr. Persing leads active research into infectious disease diagnosis by nucleic acid detection.

Dan Pinkel, Ph.D. is a Professor, Department of Laboratory Medicine, UCSF Cancer Center, University of California, San Francisco. Dr. Pinkel is the author or co-author of over 50 publications on the uses of FISH, is the co-inventor of U.S. patents on FISH probes for specific chromosomal locations and comparative genomic hybridization and leads active research on array comparative genomic hyridization assays and array manufacturing methods.

Michael F. Press, M.D., Ph.D. is the Harold E. Lee Chair for Cancer Research Professor at the University of Southern California, Los Angeles, California, the Clinical Laboratory Director and

Consultant, Laboratory for Breast Cancer Analyses, USC, and a Surgical Pathologist, Women's and Children's Hospital, Los Angeles County and USC Medical Center, and the Coordinator, Breast Cancer Research Program, USC Norris Comprehensive Cancer Center.

Guido Sauter, M.D. is a Professor of Pathology, Institute of Pathology, University Hospital, University of Basel, Switzerland and leads active research in molecular cytogenetics of cancer, the use of molecular scanning technologies, such as microtumor tissue arrays, to develop tumor predictive and prognostic markers, and urinary bladder cancer. Dr. Sauter holds a Dr. med. from the University of Zurich, Switzerland.

Edison Tak-Bun Liu, M.D. is the Executive Director of the Singapore Genomics Program, and previously served from 1996 as the Director, Division of Clinical Sciences, National Cancer Institute, U.S. National Institutes of Health, Bethesda, Maryland, and from 1997 as the National Cancer Institute's Chief, Molecular Signaling and Oncogenesis Section, Department of Cell and Cancer. Dr. Liu is a Director of the Board of Directors of the American Association for Cancer Research.

Hans J. Tanke, Ph.D. is Chairman, Department of Cytochemistry and Cytometry, Sylvius Laboratory, Leiden University, The Netherlands. Dr. Tanke is the author or co-author of multiple publications in the fields of cytology and molecular biology and leads active research programs on detection of in situ hybridization results.

Stephen T. Warren, Ph.D. is Investigator, Howard Hughes Medical Institute, the William Patterson Timmie Professor of Human Genetics, and Professor of Biochemistry and of Pediatrics at Emory University School of Medicine, Atlanta, Georgia. Dr. Warren is a Founding Fellow of the American College of Medical Genetics and leads active research into the molecular basis of X chromosome-linked diseases and trinucleotide repeat expansion disorders.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

We do not have employment agreements with any of our officers other than Paul J.J.G. Steuperaert, the President of our European operations. Mr. Steuperaert's employment agreement commenced in September 1998 and terminates in August 2003 and his annual base salary under the agreement is 1,200,000 French Francs, subject to annual increases at the discretion of our board of directors. The employment agreement may be extended for an additional year by us provided we give notice not less than 12 months prior to the end of his employment term and Mr. Steuperaert does not object to the extension within three months of receiving notice of the extension. In the event of a change of control that results in a significant impact on Mr. Steuperaert, Mr. Steuperaert is entitled to receive:

-    all amounts that are currently owed to Mr. Steuperaert;

-    a cash payment equal to the greater of his base salary for the remainder of his employment term or his base salary for a period of twelve months; and

-    a continuation or periodic payments for the purchase of all fringe benefits, including, but not limited to, life and medical insurance for a period of 18 months following the cessation of his employment.

Under Mr. Steuperaert's employment agreement, a change of control will be deemed to have occurred upon the sale of all or substantially of our assets, a sale of at least two-thirds of our common stock or a merger or consolidation in which our stockholders receive less than 51% of the outstanding voting securities of the surviving entity, or a decision by us to terminate our business or liquidate our assets. A change of control will be deemed to have had a significant impact on Mr. Steuperaert if it results in the elimination of his position, a change in his primary place of employment or a material reduction in his responsibilities. In addition, if Mr. Steuperaert is terminated without cause, we are obligated to pay him an amount equal to 24 months of his average monthly salary for the three months preceding the termination of his agreement.

Selling stockholder

The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholder as of June 30, 2001:

	Share beneficially owned prior to the offering			Share beneficially owned after the offering
			Shares offered for sale
Name	Number	Percent		Number	Percent

BP p.l.c. 200 East Randolph Dr. Chicago, Illinois 60601	6,662,682(1)	65	3,000,000	3,662,682	33(2)

(1)
All such shares of common stock are owned of record by Amoco Technology Company, an indirect wholly owned subsidiary of BP.

(2)
This percentage assumes no exercise of the underwriters' option to purchase up to 600,000 shares of our common stock from BP to cover over-allotments.

In July 2001, BP announced that it was evaluating alternatives for divestment of all or a portion of its holdings in us, having determined that such holdings were no longer strategic. According to BP, any such divestment could involve a privately negotiated transaction, an underwritten public offering, a merger or other strategic transaction for us or any other form of transaction.

Underwriting

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, First Union Securities, Inc. and Pacific Growth Equities, Inc. are the representatives of the underwriters.

Underwriters	Number of shares

UBS Warburg LLC
First Union Securities, Inc.
Pacific Growth Equities, Inc.

Total	4,000,000

If the underwriters sell more than the total number of shares set forth in the table above, the underwriters have a 30-day option to buy up to an additional 600,000 shares from the selling stockholder at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase the shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 600,000 shares from the selling stockholder.

Paid by the selling stockholder
	Paid by us	No exercise of over-allotment option	Full exercise of over-allotment option

Per share	$	$	$
Total	$	$	$

We estimate that the total expenses of the offerings payable by us, excluding underwriting discounts and commissions, will be approximately $             .

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

In connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

In addition, in connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

We and the selling stockholder have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect thereof.

In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have in the past and may in the future engage in investment and commercial banking or other transactions with us, including the provision of certain advisory services and making loans to us.

Where you can find more information

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the Commission's web site at http://www.sec.gov.

Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We have filed a registration statement on Form S-3 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the common stock offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about Vysis and the common stock offered under this prospectus. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified by this reference.

Documents incorporated by reference

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We have filed the following documents with the Securities and Exchange Commission and they are incorporated by reference into this prospectus:

•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

•
our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001; and

•
the description of our common stock contained in our registration statement on Form 8-A filed January 23, 1998, including any amendments or reports filed for the purpose of updating that description.

Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request free copies of filings incorporated herein by reference by writing or telephoning us at the following address:

Vysis, Inc.
3100 Woodcreek Drive
Downers Grove, Illinois 60515
Attention: General Counsel
(630) 271-7000

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Mayer, Brown & Platt, Chicago, Illinois. Dewey Ballantine LLP, New York, New York, is counsel to the underwriters in connection with the offering.

Experts

The consolidated financial statements of Vysis, Inc. and subsidiaries as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included, as restated, in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which are included in this prospectus, and have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

F–1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Vysis, Inc.:

We have audited the consolidated balance sheets of Vysis, Inc. (an indirect subsidiary of BP p.l.c.) and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audit also included the supplementary consolidated financial statement schedule. These financial statements and the supplementary financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the supplementary financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vysis, Inc. (an indirect subsidiary of BP p.l.c.) and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such supplementary consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 23 to the financial statements, on August 4, 2001, the Company sold its food testing business and has retroactively restated its financial statements to present that business as a discontinued operation.

/s/ Deloitte & Touche LLP
Chicago, Illinois
February 23, 2001 (August 4, 2001 as to Note 23)

F–2

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except share and per share amounts)	1999	2000

Assets
Current assets:
Cash and cash equivalents	$4,818	$715
Short-term investments	3,597	10,673
Marketable securities	622	—
Accounts receivable, net	2,744	3,366
Other receivables	1,963	321
Inventories	1,737	1,442
Other current assets	503	528
Current assets—discontinued operations	624	572

Total current assets	16,608	17,617
Property and equipment, net	2,930	2,451
Other assets	1,441	1,370
Long-term assets, net — discontinued operations	56	52

Total assets	$21,035	$21,490

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$6,153	$6,975
Deferred revenue	236	200

Total current liabilities	6,389	7,175

Long-term liabilities:
Deferred revenues	1,155	972
Other long-term liabilities	—	100

Total long-term liabilities	1,155	1,072

Commitments and contingencies (Notes 7, 15, 19 and 21)
Stockholders' equity:
Convertible preferred stock, $0.001 par value; 10,000,000 shares authorized:
Series A; 6,200,000 shares designated; none issued and outstanding at December 31, 1999 and 2000	—	—
Series B; 553,126 shares designated; none issued and outstanding at December 31, 1999 and 2000	—	—
Common stock, $0.001 par value; 35,000,000 shares authorized; 9,945,346 issued and outstanding at December 31, 1999; 10,150,992 issued and outstanding at December 31, 2000	10	10
Additional paid-in capital	72,192	72,625
Accumulated other comprehensive income (loss):
Unrealized gain on marketable securities	93	—
Cumulative translation adjustment	(336)	(464)

Total accumulated other comprehensive loss	(243)	(464)
Accumulated deficit	(58,468)	(58,928)

Total stockholders' equity	13,491	13,243

Total liabilities and stockholders' equity	$21,035	$21,490

See notes to the consolidated financial statements.

F–3

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in thousands, except per share amounts)	1998	1999	2000

Revenues:
FDA/AFSSAPS approved clinical genetic testing products	$2,616	$4,116	$5,927
ASR/Research products	8,463	9,506	11,176
Genetic instrument products	6,650	3,268	1,906
Distributed laboratory products	1,175	1,079	—

Total product revenue	18,904	17,969	19,009
License and other revenue	1,444	749	2,138
Legal settlement	384	—	—

Total revenues	20,732	18,718	21,147
Cost of goods sold	8,444	6,492	4,059

Gross profit	12,288	12,226	17,088

Operating expenses:
Research and development	11,358	8,942	7,326
Selling, general and administrative	18,217	14,871	11,983
Restructuring expense	—	918	—

Total operating expenses	29,575	24,731	19,309

Loss from operations	(17,287)	(12,505)	(2,221)
Gain on sale of Imaging business	—	1,700	—
Gain on sale of French distributor	—	166	—
Gain on sale of marketable securities	—	357	1,190
Interest income	1,337	648	569
Interest expense	(379)	(68)	—

Loss from continuing operations	(16,329)	(9,702)	(462)
(Loss) income from discontinued operations	(426)	(140)	2

Net loss	$(16,755)	$(9,842)	$(460)

Basic and diluted loss per share from continuing operations	$(1.87)	$(0.98)	$(0.05)

Basic and diluted net loss per share	$(1.91)	$(1.00)	$(0.05)

Shares used in computing basic and diluted net loss per share	8,753	9,859	10,087

See notes to the consolidated financial statements.

F–4

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

	Year ended December 31,
(in thousands)	1998	1999	2000

Net loss	$(16,755)	$(9,842)	$(460)
Other comprehensive income (loss):
Cumulative translation adjustment	140	(235)	(128)
Unrealized holding (loss) gain on marketable securities	(115)	(12)	1,097
Reclassification adjustment, realized gain on marketable securities	—	(357)	(1,190)

Total other comprehensive income (loss)	25	(604)	(221)

Comprehensive loss	$(16,730)	$(10,446)	$(681)

See notes to the consolidated financial statements.

F–5

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year ended December 31,
(In thousands)	1998	1999	2000

Convertible preferred stock:
Beginning balance	$7	$—	$—
Conversion of Series A and Series B preferred stock to common stock	(7)	—	—

Ending balance	—	—	—

Common stock:
Beginning balance	1	10	10
Conversion of Series A and Series B preferred stock	5	—	—
Conversion of note payable—BP	1	—	—
Issuance of common stock through initial public offering	3	—	—

Ending balance	10	10	10

Additional paid-in capital:
Beginning balance	30,396	71,862	72,192
Expenses funded by stock issuance	—	286	13
Expenses funded by BP	—	—	115
Income tax benefit from BP	1,126	—	—
Deferred compensation	21	(57)	—
Conversion of note payable—BP	8,099	—	—
Exercise of stock options	81	101	305
Net proceeds from initial public offering	32,139	—	—

Ending balance	71,862	72,192	72,625

Deferred compensation:
Beginning balance	(206)	(81)	—
Stock option grants	(21)	—	—
Amortization	146	24	—
Adjustments	—	57	—

Ending balance	(81)	—	—

Unrealized gain (loss) on marketable securities:
Beginning balance	577	462	93
Current year activity	(115)	(369)	(93)

Ending balance	462	93	—

Cumulative translation adjustment:
Beginning balance	(241)	(101)	(336)
Current year activity	140	(235)	(128)

Ending balance	(101)	(336)	(464)

Accumulated deficit:
Beginning balance	(31,871)	(48,626)	(58,468)
Net loss	(16,755)	(9,842)	(460)

Ending balance	(48,626)	(58,468)	(58,928)

Total stockholders' equity	$23,526	$13,491	$13,243

See notes to the consolidated financial statements.

F–6

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(In thousands)	1998	1999	2000

Cash flows from operating activities:
Net loss	$(16,755)	$(9,842)	$(460)
Reconciliation of net loss to net cash (used in) provided by operating activities:
Loss (income) from discontinued operations	426	140	(2)
Depreciation and amortization	2,320	1,622	1,467
Effect of changes in foreign currency	—	136	(29)
Gain on sale of Imaging business	—	(1,700)	—
Gain on sale of French distributor	—	(166)	—
Gain on sale of marketable securities	—	(357)	(1,190)
Write-off of goodwill	205	—	—
Loss on disposition of assets	—	10	—
Stock compensation	146	24	13
Changes in assets and liabilities of continuing operations:
Accounts receivable	(1,337)	1,558	(477)
Inventories	104	(841)	271
Other current assets	374	113	(18)
Lease receivables	(1,004)	344	—
Other assets	(208)	137	10
Accounts payable and accrued liabilities	647	(3,058)	961
Deferred revenue	430	853	(210)

Net cash (used in) provided by operating activities	(14,652)	(11,027)	336

Cash flows from investing activities:
Proceeds, net of transaction-related expenditures, from sale of Imaging business	—	1,388	449
Proceeds, net of cash sold, from sale of French distributor	—	28	1,056
Proceeds from sale of marketable securities	—	457	1,718
Proceeds from maturities of short-term investments	14,310	30,671	13,607
Purchases of short-term investments	(28,132)	(20,447)	(20,683)
Purchases of property and equipment	(664)	(699)	(810)
Proceeds from sale of property and equipment	—	4	21
Increase in other assets	(368)	(79)	(150)

Net cash (used in) provided by investing activities	(14,854)	11,323	(4,792)

Cash flows from financing activities:
Proceeds from issuance of common stock	32,142	—	—
Increase in note payable—BP	1,665	—	—
Expenses funded by stock issuance	—	286	—
Expenses funded by BP	294	—	115
Loan repayment to BP	(2,000)	—	—
Proceeds from long-term borrowings	1,488	—	—
Principal payments on long-term borrowings	(412)	(496)	—
Proceeds from exercise of stock options	81	101	305

Net cash provided by (used in) financing activities	33,258	(109)	420
Effect of exchange rate changes on cash	15	(88)	(91)
Cash provided by discontinued operations	81	202	24

Net (decrease) increase in cash and cash equivalents	3,848	301	(4,103)
Cash and cash equivalents at beginning of year	669	4,517	4,818

Cash and cash equivalents at end of year	$4,517	$4,818	$715

Interest paid	$248	$68	$—

See notes to the consolidated financial statements.

F–7

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Business and Organization

Vysis, Inc. ("Vysis" or the "Company") is a Genomic Disease Management company that develops, commercializes and markets clinical products that provide information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases. Vysis currently markets six U.S. Food and Drug Administration ("FDA") or foreign cleared or approved clinical ("Clinical") products in addition to distributing over 300 Analyte Specific Reagent and research ("ASR/Research") products through its direct sales operations in the United States and Europe and a worldwide distribution network covering 59 countries. The Company's wholly owned subsidiary, Gene-Trak Systems Industrial Diagnostics Corporation, manufactures and markets food testing kits based on Deoxyribonucleic Acid ("DNA") probes. See Note 23 regarding the Company's intent to sell substantially all of the assets of the food testing business.

The Company was incorporated in Delaware on April 18, 1991. The Company's business represents the consolidation of multiple research units and programs of the former Amoco Corporation. On December 31, 1998, Amoco Corporation merged with the former British Petroleum Corporation, and as a result of the merger became a wholly-owned subsidiary of BP p.l.c. As used herein, "BP" refers to BP p.l.c. and its wholly owned subsidiaries.

On February 10, 1998, the Company completed the initial public offering of 3 million shares of its Common Stock, par value $0.001 per share, at a price of $12.00 per share (the "Offering"). The net proceeds of the Offering after deducting expenses were approximately $32.1 million. Concurrent with the consummation of the Offering, the Company issued 675,000 shares of Common Stock at $12.00 per share to BP in exchange for a reduction of $8.1 million in the Company's note payable to BP. As of March 21, 2001, BP beneficially owned approximately 66 percent of the Company's outstanding Common Stock.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

Product sales revenue is recognized upon shipment of products to customers. Revenue attributable to technical support and software enhancements provided with the sale of certain instrument products is deferred and recognized ratably over the period of time such services are provided, generally one year. Revenue on equipment maintenance contracts is deferred and recognized ratably over the period of the contract, generally one year. License and other revenue is recognized as earned pursuant to the related agreement. Payments received under these agreements prior to the completion of the related work are recorded as deferred revenue.

F–8

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition of revenues for various technology access fees and license agreements. The Company has adopted SAB 101, which had no impact on the Company's results of operations. In accordance with SAB 101, the Company recognizes upfront nonrefundable patent license fees upon the signing of an agreement where there is no future obligation to perform. Ongoing patent royalty fees are recognized as revenue as earned over the life of the agreement. Milestone payments are recognized as revenue when earned in accordance with the terms of the agreement.

Warranty

Estimated future warranty obligations related to certain products are provided by charges to cost of goods sold in the period in which the related revenue is recognized.

Research and Development Expenditures

Research and development costs are expensed as incurred and include certain amounts relating to other revenues.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less from the date of acquisition.

Short-Term Investments

Short-term investments have maturities of more than three months and less than one year. These investments are stated at cost plus accrued interest, as it is the intent of the Company to hold these securities until maturity.

Marketable Securities

Marketable securities are classified as available-for-sale securities and recorded at current market value, with adjustments to stockholders' equity, net of income taxes.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method. Inventories are reassessed periodically to determine whether any potential impairment exists. Provision for potentially obsolete or slow moving inventory is made based on management's analysis of inventory levels and anticipated future sales.

Property and Equipment

Property and equipment are recorded at cost. Equipment depreciation is provided on the straight-line basis over the expected useful lives of three to seven years. Leasehold improvements are depreciated over the shorter of their useful life or lease term. Significant improvements are capitalized and repairs and maintenance charges are expensed as incurred.

Capitalized Software Costs

Software development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed."

F–9

Amortization of capitalized software development costs is the greater of the amount computed using (a) the ratio of current revenues to the total of current and anticipated future revenues or (b) the straight-line method over the estimated economic life of the product.

Other Assets

Other assets primarily include capitalized license fees which are carried at cost less accumulated amortization. Amortization expense is calculated on a straight-line basis over the estimated economic useful lives of the assets ranging from 10 to 17 years.

Impairment of Long-Lived Assets

The Company has evaluated its long-lived assets for financial impairment, and will continue to evaluate them as events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable.

Financial Instruments

The carrying value of cash equivalents, investments, accounts receivable, other receivables and accounts payable approximates their fair value. Cash equivalents and short-term investments are primarily corporate debt securities with creditworthy corporations and U.S. government securities. With respect to accounts receivable and other receivables, credit risk is generally limited due to the large number of organizations comprising the Company's customer base and their dispersion across different geographic locations. The Company maintains an allowance for potentially doubtful accounts based upon specific circumstances, historical trends and other information.

Foreign Currency Translation

The functional currency for the Company's foreign subsidiaries is the local currency. Translation from the applicable foreign currency to U.S. dollars is performed for assets and liabilities using exchange rates in effect at the balance sheet date and for the statements of operations using the average exchange rates in effect during the period. Gains or losses from such translations are accumulated in a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in the results of operations and have not been significant.

Stock-Based Compensation

The Company recognizes stock-based compensation costs under the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation."

Income Taxes

Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the tax bases of assets and liabilities and their financial reporting amounts using enacted tax rates. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Recent Accounting Pronouncements

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting

F–10

standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company has adopted SFAS 133 effective January 1, 2001. Management has determined that the adoption of SFAS 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

Reclassifications

Certain amounts in fiscal 1998 and 1999 have been reclassified to conform to the fiscal 2000 presentation. These changes had no impact on previously reported net loss or stockholders' equity.

NOTE 2—RELATED PARTY TRANSACTIONS:

The Company has received certain research and development support and administrative support from BP. The amounts of these costs included in the consolidated statements of operations were as follows (in thousands):

	Year Ended December 31,
	1998	1999	2000

Research and development	$131	$—	$—
Selling, general and administrative	—	—	115

	$131	$—	$115

Management of the Company believes these costs are reasonable under the circumstances. These charges may not be indicative of the actual costs that would have been incurred if the Company had operated independently. The research and development services provided in 1998 were paid for by the Company. In addition, during 1998, BP paid on behalf of the Company certain expenses aggregating $32,000. Prior to the Offering—see Note 16, the Company also received cash advances to meet its working capital requirements and other capital assets from BP. For 1998 such amounts consisted of advances of $1,665,000 under a note payable to BP. The note payable accrued interest at an annual rate of 7.5 percent that resulted in interest expense of $131,000 for the year ended December 31, 1998. Concurrent with the consummation of the Offering, the Company converted $8.1 million of the Note Payable-BP into 675,000 shares of Common Stock and repaid the remaining note balance of $2.0 million.  During the year ended December 31, 2000, the Company received certain consulting services provided and paid by BP of $115,000 which has been recorded as a capital contribution with a corresponding charge to selling, general and administrative expenses.

The Company entered into a tax sharing agreement with BP, effective January 1, 1996, which provides for a capital contribution to the Company in an amount approximating the tax effect of including the Company's results of operations prior to the Offering in BP's consolidated federal tax return. Under this agreement, $1,126,000 was recorded as contributed capital and a related reduction of the note payable to BP during 1998. For state income taxes, the Company's results of operations will continue to be included with BP's state returns, due to its 66 percent ownership interest in the Company, in those states where required by state tax law. Under state tax laws in a number of states, including Illinois (the state in which much of the Company's business is taxed), the Company is required by law to be included in BP's unitary state tax returns as long as BP owns or controls 50 percent or more of

F–11

the voting equity. For unitary state filings, the tax sharing agreement with BP requires BP to pay the Company the incremental tax savings, if any, received by BP as a result of including the Company's results of operations in such filings. The agreement also requires the Company to pay BP the incremental tax liability, if any, incurred by BP as a result of including the Company's results of operations in such filings. As a result of the Company's 1998 losses being included in BP's unitary state filings, the Company received during 1999 a $30,000 state tax benefit payment related to 1998 losses and received no state tax benefit during 2000 related to 1999 losses. For the year ended December 31, 2000, the Company has not recorded an estimated state tax benefit from BP. See Note 13 for further discussion of the income taxes.

NOTE 3—COMPOSITION OF BALANCE SHEET COMPONENTS:

Accounts receivable consisted of the following (in thousands):

	December 31,
	1999	2000

Accounts receivable	$3,930	$4,441
Less: allowance for doubtful accounts	(1,186)	(1,075)

	$2,744	$3,366

Inventories consisted of the following (in thousands):

	December 31,
	1999	2000

Raw materials and supplies	$1,004	$431
Finished goods	733	1,011

	$1,737	$1,442

Property and equipment consisted of the following (in thousands):

	December 31,
	1999	2000

Building	$—	$506
Construction-in-progress	239	—
Leasehold improvements	2,398	2,413
Equipment, furniture and fixtures	8,568	9,098

	11,205	12,017
Less: accumulated depreciation	(8,275)	(9,566)

	$2,930	$2,451

F–12

Other assets consisted of the following (in thousands):

	December 31,
	1999	2000

License fees (net of accumulated amortization of $485 and $611 in 1999 and 2000, respectively)	$1,015	$1,289
Long-term receivable	258	—
Software development costs (net of accumulated amortization of $6 and $46 in 1999 and 2000, respectively)	74	34
Prepaid expenses	94	47

	$1,441	$1,370

Accounts payable and accrued liabilities consisted of the following (in thousands):

	December 31,
	1999	2000

Trade accounts payable	$1,118	$1,318
Employee related costs	1,182	831
Other taxes payable	1,218	1,198
Accrued rent	934	848
Accrued professional fees	783	891
Accrued royalties	297	731
Accrued clinical trial costs	84	520
Other	537	638

	$6,153	$6,975

NOTE 4—SHORT-TERM INVESTMENTS CLASSIFIED AS HELD TO MATURITY:

Short-term investments are classified as held to maturity, are carried at amortized cost and are summarized as follows (in thousands):

	December 31, 1999
	Amortized Cost	Unrealized Loss	Fair Value

U.S. government agencies	$2,727	$11	$2,716
Corporate debt securities	870	—	870

	$3,597	$11	$3,586

	December 31, 2000
	Amortized Cost	Unrealized Gain	Fair Value

U.S. government agencies	$3,307	$5	$3,312
Corporate debt securities	7,366	3	7,369

	$10,673	$8	$10,681

F–13

A summary of securities classified as held to maturity at December 31, 2000 are as follows (in thousands):

Due In	Amortized Cost	Fair Value

1-90 Days	$4,624	$4,624
91-180 Days	5,563	5,568
181-270 Days	486	489

	$10,673	$10,681

NOTE 5—LICENSE REVENUES:

During the second quarter of 2000, the Company entered into a patent license agreement and an option to a patent license agreement to license certain patent technology of the Company. Under the terms of these agreements, the Company recognized $1,250,000 of non-refundable license/option fees as license revenue.

NOTE 6—LEGAL SETTLEMENT:

During 1998, the Company recognized a $384,000 nonrecurring gain with respect to a settlement agreement which ended a patent infringement suit brought by the Company, as exclusive licensee, and its licensor.

NOTE 7—ACQUIRED CLINICAL TRIAL DATA:

During May 2000, the Company entered into a collaborative agreement with Genentech Inc., the developer of the Herceptin® monoclonal antibody treatment for metastatic breast cancer, to extend the use of the Company's PathVysion™ HER-2 breast cancer test kit. In accordance with the agreement, the Company recorded a $1,500,000 charge to research and development expense for the right to utilize Genentech clinical trials data for the Company's regulatory submission to the United States Food and Drug Administration ("FDA") to expand the use of the Company's PathVysion™ HER-2 kit to include the use of the kit to select patients for treatment with Herceptin. The Company has paid $1,000,000 with the remaining $500,000 due in May 2001. Additionally, if the FDA approves the product, the Company must make a final additional payment of $500,000 to be paid the later of FDA approval or May 2001.

NOTE 8—ACQUIRED RESEARCH-RELATED PATENTS:

During July 1999, the Company acquired Aprogenex, Inc.'s intellectual property portfolio for $250,000 plus the issuance of 80,291 shares of the Company's Common Stock for a total value of $536,000, which has been recorded as a research and development expense. The intellectual property portfolio included 12 United States patents which primarily relate to diagnostic assays using the identification of fetal cells in maternal blood. The Company has expensed the entire value of the acquired portfolio as the Company's research has not yet established that the assays utilizing these patents has sufficient diagnostic capability and the Company is not currently allocating significant research expenditures to this area.

NOTE 9—RESTRUCTURING:

During 1999, the Company completed restructuring plans that included the elimination of 25 employees at various levels throughout the Company, which resulted in a $918,000 restructuring

F–14

charge in 1999 for employee severance costs. At December 31, 2000, the Company had paid all of these costs.

NOTE 10—GAIN ON SALE OF THE IMAGING BUSINESS:

During July 1999, the Company sold its Quips cytogenetic imaging instrumentation ("Imaging") business, which represented nearly all of the Company's current genetic instrument product line, to Applied Imaging Corp. ("AI") for a purchase price of $2,278,000 plus additional consideration of $749,000 for the purchase of certain Imaging component inventory, resulting in a gain of $1,700,000. Of the $3,027,000 in total consideration, the Company has received $2,248,000 in cash and 497,368 shares of AI common stock that was valued upon its receipt at $529,000. In addition, in accordance with the sale agreement, AI paid in cash $250,000 plus interest in January 2001. As of December 31, 1999, the marketable securities balance of $622,000 represents the market value of the common stock, and an unrealized gain of $93,000 has been included as a component of stockholders' equity. See Note 12 for discussion regarding the July 2000 sale of the AI marketable securities.

NOTE 11—GAIN ON SALE OF FRENCH DISTRIBUTOR:

On December 31, 1999, the Company sold its wholly-owned French distribution subsidiary to Applied Genetics Services, Ltd. for a purchase price in French francs the equivalent of $1,272,000 in U.S. dollars as of December 31, 1999, resulting in a gain of $166,000. At December 31, 2000, the Company and its foreign subsidiaries have received the U.S. dollar equivalent of $1,076,000. In accordance with the sale agreement, the Company and its foreign subsidiaries should receive by March 2001 the remaining payments in French francs aggregating the equivalent of $45,000 in U.S. dollars as of December 31, 2000.

NOTE 12—GAIN ON SALES OF MARKETABLE SECURITIES:

During July 2000, the Company sold all of its marketable securities, which consisted of AI common stock, for $1,718,000 resulting in a realized gain of $1,190,000. During the first quarter of 1999, the Company sold its available-for-sale investment of Incyte Pharmaceuticals, Inc. common stock for $457,000 resulting in a gain on the sale of $357,000.

NOTE 13—INCOME TAXES:

Prior to the completion of the Offering (see Note 16), the Company's results of operations were included in the consolidated income tax returns of BP; accordingly, the Company's domestic net operating losses through February 10, 1998 have been utilized by BP in its consolidated income tax returns and are not available to offset the Company's future taxable income. Subsequent to the Offering, the Company has filed separate federal income tax returns. As the Company was in a loss position for the period February 11, 1998 through December 31, 1998 and for the years ended December 31, 1999 and 2000, no federal provision is recorded. See Note 2 for discussion of state taxes and the tax sharing agreement with BP.

F–15

The income tax effect of temporary differences comprising the deferred tax assets and liabilities is as follows (in thousands):

	December 31,
	1999	2000

Deferred tax assets:
Net operating loss carryforwards	$6,326	$6,860
Deferred revenue	553	469
Accrued rent	374	339
Allowance for doubtful accounts	286	268
Accrued clinical trial costs	34	208
Inventory reserve	133	40
Accrued professional fees	227	214
Accrued severance	185	—
Accrued employee benefits	141	120
Accrued royalties	100	198
Miscellaneous accruals	487	532

Total deferred tax assets	8,846	9,248
Valuation allowance	(8,513)	(9,201)

Net deferred tax assets	333	47
Deferred tax liabilities:
Accumulated depreciation, unrealized gain on marketable securities and software development costs	(333)	(47)

Net deferred tax assets	$—	$—

The Company had net operating loss carryforwards of $19,382,000 at December 31, 2000, of which approximately $18,084,000 will expire at varying dates through 2015 and the remainder of which may be carried forward indefinitely. A full valuation allowance has been provided for all deferred tax assets net of liabilities as management does not consider realization of such amounts more likely than not.

NOTE 14—NON-CASH INVESTING AND FINANCING ACTIVITES:

During the three years ended December 31, 2000, non-cash investing and financing activities are as follows (in thousands):

	Year ended December 31,
	1998	1999	2000

Investing:
Common stock received in connection with the sale of Imaging business		$529
Financing:
Conversion of note payable-BP	$8,099
Income tax benefit from BP	1,126
Issuance of common stock for patents		286
Expenses funded by BP			$115

F–16

NOTE 15—DEVELOPMENT AND LICENSE AGREEMENTS:

The Company has entered into various license agreements pursuant to which it has been granted exclusive and non-exclusive licenses to certain patented technologies. The agreements require the Company to pay royalties ranging from 2.0 to 19.5 percent on net sales of specified products, with certain agreements requiring minimum royalties due each year. As additional consideration for certain of the licenses, the Company is obligated to fund certain research of the licensors. Future minimum amounts due for such licenses, minimum royalties and research funding are as follows (in thousands):

Year Ending December 31,

2001	$1,281
2002	1,253
2003	907
2004	728
2005	728

$4,897

NOTE 16—CAPITALIZATION:

During October 1997, the Board of Directors authorized the Company to proceed with an initial public offering of the Company's Common Stock. The Company completed the Offering on February 10, 1998 and issued 3 million shares of Common Stock, resulting in net cash proceeds of approximately $32.1 million. In connection with the Offering, 6,200,000 and 553,126 shares of Series A and Series B Convertible Preferred Stock, respectively, held by BP, automatically converted into 4,525,547 and 403,741 shares of Common Stock, respectively. In addition, concurrent with the consummation of the Offering, the Company converted $8.1 million of the Note Payable-BP into 675,000 shares of Common Stock and repaid the remaining note balance of $2.0 million. Upon completion of the Offering, the Company had approximately 9.7 million shares of Common Stock issued and outstanding.

Transactions related to Convertible Preferred and Common Stock for the three years ended December 31, 2000 are as follows (in thousands, except share data):

	Shares	Amount

Convertible Preferred Stock:
Beginning balance, January 1, 1998	6,753,126	$7
Conversion of Series A and Series B preferred stock to common stock	(6,753,126)	(7)

Balance, December 31, 1998	—	$—

F–17

For the years ended December 31, 1999 and 2000, there was no Convertible Preferred Stock activity.

	Shares	Amount

Common Stock:
Beginning balance, January 1, 1998	1,071,970	$1
Conversion of Series A and Series B preferred stock	4,929,288	5
Conversion of note payable-BP	675,000	1
Issuance of common stock through initial public offering	3,000,000	3
Shares issued under stock option plans	112,143	—

Balance, December 31, 1998	9,788,401	10
Shares issued under stock option plans	76,654	—
Shares issued for patents	80,291	—

Balance, December 31, 1999	9,945,346	10
Shares issued under stock option plans	205,646	—

Balance, December 31, 2000	10,150,992	$10

NOTE 17—EMPLOYEE BENEFIT PLANS:

In February 1996, the Company adopted the 1996 Stock Incentive Plan (the "1996 Plan"). A total of 985,402 shares of Common Stock have been authorized for issuance under the 1996 Plan, subject to anti-dilution and other adjustments. In general, under the 1996 Plan, incentive or nonqualified stock options may be granted at a price not less than 100 percent of the estimated fair value of the Common Stock on the date of grant, as determined by the Compensation Committee of the Board of Directors. Options generally vest over 4 years and expire within 10 years from the date of grant. The grants made during 2000 do not vest until the Company has achieved two consecutive quarters of positive net earnings.

F–18

Option activity under the 1996 Plan is summarized below:

	Number of Shares	Weighted Average Price

Options outstanding at December 31, 1997	951,719	$1.08
Granted	53,440	$5.81
Exercised	(112,143)	$0.73
Surrendered or terminated	(46,696)	$1.40

Options outstanding at December 31, 1998	846,320	$1.40
Granted	50,158	$4.03
Exercised	(76,654)	$1.32
Surrendered or terminated	(80,212)	$3.19

Options outstanding at December 31, 1999	739,612	$1.40
Granted	20,000	$6.25
Exercised	(185,646)	$1.14
Surrendered or terminated	(9,563)	$3.17

Options outstanding at December 31, 2000	564,403	$1.62

Options exercisable at December 31, 2000	512,138	$1.24
Options available for future grant at December 31, 2000	32,980
Weighted-average fair value of options granted during the year ended December 31, 1998	$2.92
Weighted-average fair value of options granted during the year ended December 31, 1999	$3.47
Weighted-average fair value of options granted during the year ended December 31, 2000	$6.01

During 1997, the Company issued options under the 1996 Plan to employees to purchase 78,249 shares of Common Stock at an exercise price of $2.74 per share, exercisable through 2007. The Company recorded deferred compensation of $277,000 in connection with these options based upon differences between the estimated fair value of the underlying stock and the exercise price of the related options. During 1999 the employees originally granted these options left the Company and, as a result, deferred compensation was reduced by $57,000. During 1996, the Company issued options under the 1996 Plan to consultants to purchase 44,162 shares of Common Stock at an exercise price of $0.53 per share, exercisable through 2006. The Company recorded deferred compensation of $213,000 in connection with these options, based upon the difference between the estimated fair value of the services received and the exercise price of the options granted. The Company recognized $24,000 and $146,000 as stock compensation expense during the years ended December 31, 1999 and 1998.

During July 1998, the shareholders approved the adoption of the 1998 Long Term Incentive Plan ("the 1998 Plan"). A total of 1,500,000 shares of Common Stock have been authorized for issuance under the 1998 Plan, subject to anti-dilution and other adjustments. In general, under the 1998 Plan, incentive or non-qualified stock options may be granted at a price not less than 100 percent of the fair market value of the Common Stock on the date of grant. As implemented by the Company, options granted under the 1998 Plan vest either in accordance with the completion of certain performance milestones for which specific percentages of vesting are associated, or over four years with 50 percent vesting in the first year and the remaining 50 percent vesting ratably over the following three years, or

F–19

over four years with 25 percent vesting in each of the years; however, no vesting occurs until the Company has achieved two consecutive quarters of positive net earnings. During 2000, the Company's Board of Directors approved the replacement of certain performance milestones previously issued that were no longer aligned with the strategic direction of the Company with future performance milestones that are aligned with the Company's current strategic direction. Regardless of whether milestones or the profitability criteria are achieved for those options granted with milestones or the profitability criteria, the options fully vest upon the ninth anniversary of the grant date and expire within 10 years from the grant date.

Option activity under the 1998 Plan is summarized below:

	Number of Shares	Weighted Average Price

Granted	1,039,000	$5.62
Exercised	—	—
Surrendered or terminated	—	—

Options outstanding at December 31, 1998	1,039,000	$5.62
Granted	674,900	$3.91
Exercised	—	—
Surrendered or terminated	(341,000)	$5.59

Options outstanding at December 31, 1999	1,372,900	$4.78
Granted	310,134	$9.49
Exercised	—	—
Surrendered or terminated	(190,350)	$5.33

Options outstanding at December 31, 2000	1,492,684	$5.69

Options exercisable at December 31, 2000	1,500	$3.75
Options available for future grant at December 31, 2000	7,316
Weighted-average fair value of options granted during the year ended December 31, 1998	$3.42
Weighted-average fair value of options granted during the year ended December 31, 1999	$2.77
Weighted-average fair value of options granted during the year ended December 31, 2000	$8.99

During January 2000, the Board of Directors approved the immediate vesting of 242 and 1,500 unvested options as of December 31, 1999 under the 1996 and 1998 Plans, respectively, for former employees of the French distribution subsidiary that was sold on December 31, 1999 (see Note 11). The Company recognized $13,000 of stock compensation expense for the year ended December 31, 2000.

On October 1, 1998, a subcommittee of the Compensation Committee of the Company's Board of Directors approved a repricing of certain stock options granted under the 1996 Plan, and all stock options granted under the 1998 Plan, for options granted during 1998 through October 1, 1998. All repriced options have an exercise price of $5.60 which exceeded the fair market value of the Common Stock as of October 1, 1998.

During October 1998, the Company's Board of Directors approved, with Mr. Bartlett, Dr. Melmon and Mr. Williams abstaining from the vote, a grant of non-qualified stock options to each of

F–20

Mr. Bartlett, Dr. Melmon and Mr. Williams, to purchase 5,000 shares of Common Stock at a price of $5.60 per share which was not less than 100 percent of the fair market value of the Common Stock on the date of grant. The options vest immediately upon grant and expire the earlier of one year after a Director ceases to be a Director of the Company, or 10 years after the grant date.

During June 1999, the shareholders approved the adoption of the 1999 Outside Directors Stock Option Plan ("Directors Plan"). A total of 100,000 shares of Common Stock has been authorized for issuance under the Directors Plan, subject to anti-dilution and other adjustments. The Directors Plan provides that, on the date of an Outside Director's initial election to the Board of Directors, the Outside Director will receive an option to purchase 10,000 shares of Common Stock. In addition, the Directors Plan provides that each person who is an Outside Director at the close of the regular annual meeting of the Company's stockholders will receive an option to purchase 5,000 shares of Common Stock. Under the Directors Plan, options will be granted at a price equal to the fair market value of the Common Stock on the date of the grant. The options vest immediately upon grant and expire the earlier of one year after a Director ceases to be a Director of the Company, or 10 years after the grant date.

Option activity for the above grants and the Directors Plan is summarized below:

	Number of Shares	Weighted Average Price

Granted	15,000	$5.60
Exercised	—	—

Options outstanding at December 31, 1998	15,000	$5.60
Granted	15,000	$3.75
Exercised	—	—

Options outstanding at December 31, 1999	30,000	$4.68
Granted	20,000	$8.97
Exercised	(20,000)	$4.68

Options outstanding at December 31, 2000	30,000	$7.54

Options exercisable at December 31, 2000	30,000	$7.54
Options available for future grant at December 31, 2000	65,000
Weighted-average fair value of options granted during the year ended December 31, 1998	$2.93
Weighted-average fair value of options granted during the year ended December 31, 1999	$3.54
Weighted-average fair value of options granted during the year ended December 31, 2000	$6.00

F–21

The following summarizes information about stock options outstanding at December 31, 2000:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable

$0.53 - $ 1.34	434,388	6.01	$0.56	426,418
$2.74 - $ 3.75	440,507	8.46	$2.97	42,468
$5.38 - $ 5.60	856,179	7.66	$5.55	33,763
$6.13 - $10.56	356,013	9.13	$8.01	40,989

	2,087,087			543,638

The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model. The principal determinants of option pricing are: the estimated fair value of the Company's Common Stock at the date of grant, expected volatility, risk-free interest rate, expected option lives and dividend yields. Weighted average assumptions employed by the Company were as follows:

	Year Ended December 31,
	1998	1999	2000

Expected volatility	82.0%	94.2%	124.4%
Risk free interest rate	4.4%	6.0%	6.2%
Expected option life (years)	6.9	6.7	7.0
Dividend yield	0	0	0

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its fixed stock option plan and, accordingly, has not recognized compensation cost in the accompanying consolidated statement of operations. Had compensation cost been recognized using the fair value-based method of accounting, as prescribed by SFAS No. 123, the Company's pro forma loss from continuing operations

F–22

and loss from continuing operations per share and net loss and net loss per share would have been as follows (in thousands, except per share amounts):

	Year Ended December 31,
	1998	1999	2000

Loss from continuing operations:
As reported	$(16,329)	$(9,702)	$(462)
Pro forma	$(16,724)	$(10,651)	$(1,916)
Basic and diluted loss from continuing operations:
As reported	$(1.87)	$(0.98)	$(0.05)
Pro forma	$(1.91)	$(1.08)	$(0.19)
Net loss:
As reported	$(16,755)	$(9,842)	$(460)
Pro forma	$(17,151)	$(10,792)	$(1,935)
Basic and diluted net loss per share:
As reported	$(1.91)	$(1.00)	$(0.05)
Pro forma	$(1.96)	$(1.09)	$(0.19)

The Company also maintains the Vysis, Inc. Savings and Investment Plan (the "Savings Plan"), as amended, which allows for participant contributions pursuant to Section 401(k) of the Internal Revenue Code. Substantially all the Company's U.S. employees are eligible to participate in the Savings Plan and may contribute up to 17 percent of their eligible compensation to the Savings Plan. The Company provides for a 50% match of the employees' contribution up to 3 percent of the employees' salary, subject to legal limitations. The Company made matching contributions to the Savings Plan of $204,000, $203,000 and $172,000 in 1998, 1999, and 2000, respectively.

NOTE 18—SEGMENT AND GEOGRAPHIC INFORMATION:

The Company operates in one reportable business segment: genetic testing products. The genetics business develops, commercializes, manufactures and markets products that use nucleic acid probes for the evaluation and management of cancer, prenatal disorders and other genetic diseases.

The Company's revenues by product line are as follows (in thousands):

	Year Ended December 31,
	1998	1999	2000

FDA/AFSSAPS approved clinical genetic testing products	$2,616	$4,116	$5,927
ASR/Research products	8,463	9,506	11,176
Genetic instrument products	6,650	3,268	1,906
License and other revenue	1,444	749	2,138
Distributed laboratory products	1,175	1,079	—
Legal settlement	384	—	—

Consolidated total revenues	$20,732	$18,718	$21,147

F–23

The Company's revenues from external customers by geographic area based on the customer's location are as follows (in thousands):

	Year Ended December 31,
	1998	1999	2000

United States	$7,385	$7,636	$10,463
Europe, Middle East and Africa	11,089	8,582	7,853
Other	2,258	2,500	2,831

Consolidated total revenues	$20,732	$18,718	$21,147

All long-lived assets as of December 31, 1999 and 2000 are located within the United States, except for $284,000 and $591,000 of European long-lived assets, respectively.

For the years ended December 31, 1998, 1999 and 2000, there were no revenues to individual customers that exceeded 10 percent of total revenues.

NOTE 19—LEASE OBLIGATIONS:

The Company operates in leased facilities and also leases certain manufacturing and other equipment. These leases generally require the Company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the Company's leases contain renewal clauses.

Future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

Year Ending December 31,
2001	$837
2002	953
2003	745
2004	644
2005	15

$3,194

Rental expense totaled $932,000, $1,055,000 and $852,000 in 1998, 1999, and 2000, respectively.

NOTE 20—GOODWILL WRITE-OFF:

On April 3, 1996, the Company acquired all of the outstanding common stock of TechGen International Sarl ("TechGen") for $295,000. TechGen is a French distributor of chemical, biological, health and hygiene products and equipment, which was subsequently sold in December 1999 (see Note 11). The acquisition was accounted for under the purchase method of accounting. Accordingly, the cash paid of $295,000 and liabilities assumed of $711,000 were allocated to the tangible assets acquired. The excess of the purchase price over the estimated fair value of net assets acquired of $457,000 was assigned to goodwill and amortized using the straight-line method over a five year period. During 1998, the Company analyzed the undiscounted future cash flows from this product line and determined the cash flows would be less than the carrying value of the goodwill. As a result of the impairment, the Company wrote off during the year ended December 31, 1998 the remaining goodwill of $205,000 in selling, general and administrative expense.

F–24

NOTE 21—COMMITMENTS AND CONTINGENCIES:

In August 1999 the Company settled a patent infringement claim brought by Gen-Probe Incorporated ("Gen-Probe") against the Company and Amoco Corporation alleging infringement of certain patents owned by Gen-Probe and a claim of malicious prosecution brought by Gen-Probe against the Company and Amoco Corporation. The litigation settlement included an exchange of various patent licenses and immunities from suit between the parties. No material amounts of cash were paid or received by the Company upon completion of the settlement. At December 31, 1998, the Company had accrued estimated future legal costs related to that matter of $1.0 million. During 1999, the Company incurred legal costs of $744,000 related to that matter and, as a result, credited the remaining $256,000 to selling, general and administrative expenses.

The Company is named as the defendant in a declaratory judgment suit filed in the United States District Court in the Southern District of California (San Diego) by Gen-Probe. The suit seeks a declaration that the Company's U.S. Patent No. 5,750,338 ("the '338 patent") is invalid and not infringed by certain products for detecting the presence of hepatitis C virus and human immunodeficiency virus in blood specimens. The Company understands that Chiron is currently marketing the products in various countries outside the U.S. pursuant to licenses granted by the Company to Gen-Probe and Chiron. The suit also seeks an injunction restraining the Company from interfering with activities by Gen-Probe and its partners regarding these and other products in development; damages and other relief for unfair competition; and a declaration of Gen-Probe's rights and obligations under its license to the '338 patent. The parties are taking discovery. The trial is projected to occur in about January 2002. The Company believes Gen-Probe's claims are without merit and intends to defend its rights vigorously.

The Company has filed an application to reissue the '338 patent with the United States Patent & Trademark Office seeking clarification of certain matters concerning the '338 patent. The reissue application also requests the Patent Office to supplement the claims of the issued patent with new claims of intermediate scope. The application remains pending.

Neither loss of the suit filed by Gen-Probe nor an adverse ruling by the Patent Office to the reissue application would limit the sales or marketing of any of the Company's present or planned products, but either result could result in the loss of revenue resulting from the licenses granted to Gen-Probe and its partners and other potential licenses granted under the '338 patent. Although there can be no assurance as to the ultimate outcome of the suit, based upon the information available at this time it is the opinion of the Company's management that the outcome of this suit will not have a material adverse effect on the Company's business, results of operations and financial condition.

The Company has an unused $2.0 million line of credit secured by eligible accounts receivable.

F–25

NOTE 22—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

(in thousands, except per share amounts)	March 31	June 30	September 30	December 31

1999
Total revenues	$4,745	$5,783	$3,278	$4,912
Gross profit	3,112	3,523	2,381	3,210
Loss from continuing operations	(3,487)	(2,807)	(2,019)	(1,389)
Net loss	(3,498)	(2,798)	(1,989)	(1,557)
Basic and diluted loss from continuing operations per share	(0.36)	(0.29)	(0.20)	(0.14)
Basic and diluted net loss per share	(0.36)	(0.29)	(0.20)	(0.16)
2000
Total revenues	$4,412	$6,101	$4,797	$5,837
Gross profit	3,485	5,029	3,958	4,616
(Loss) income from continuing operations	(1,339)	(882)	989	770
Net income (loss)	(1,319)	(995)	950	904
Basic net income (loss) from continuing operations per share	(0.13)	(0.09)	0.10	0.08
Diluted net income (loss) from continuing operations per share	(0.13)	(0.09)	0.09	0.07
Basic net income (loss) per share	(0.13)	(0.10)	0.09	0.09
Diluted net income (loss) per share	(0.13)	(0.10)	0.09	0.08

NOTE 23—SUBSEQUENT EVENT:

The Company sold on August 4, 2001 substantially all of the assets, while retaining substantially all of the liabilities of its food testing business to Neogen Corporation for a purchase price of approximately $3.5 million, resulting in a gain of approximately $1.5 million. The Company's financial statements have been restated to reflect the food testing business as a discontinued operation for all periods presented. Operating results of the discontinued food testing business are summarized as follows (in thousands):

	Year ended December 31,
	1998	1999	2000

Total revenues	$2,622	$2,977	$2,844
Gross profit	1,262	1,431	1,259
(Loss) income from discontinued operations	(426)	(140)	2

Assets of the discontinued operations are as follows (in thousands):

	December 31,
	1999	2000

Accounts receivables	$349	$362
Inventories	275	210

Total current assets	$624	$572

Property and equipment, net	$56	$52

F–26

SCHEDULE II

VYSIS, INC.

VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 1998, 1999 and 2000
(In Thousands)

Description of Allowance and Reserves	Balance at Beginning of Period	Additions	Deductions Due to Write-offs	Deductions Due to Recoveries	Deductions Due to Sale of French Subsidiary	Balance at End of Period
1998
Allowance for doubtful accounts	$195	$1,111	$31	—	—	$1,275
1999
Allowance for doubtful accounts	1,275	623	244	—	468	1,186
2000
Allowance for doubtful accounts	1,186	167	67	211	—	1,075

F–27

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)	March 31, 2001	December 31, 2000
	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$3,904	$715
Short-term investments	6,907	10,673
Accounts receivable, net	4,509	3,366
Other receivables	14	321
Inventories	1,370	1,442
Other current assets	1,441	528
Current assets—discontinued operations	621	572

Total current assets	18,766	17,617
Property and equipment, net	2,375	2,451
Other assets	1,449	1,370
Long-term assets, net-discontinued operations	46	52

Total assets	$22,636	$21,490

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$6,663	$6,975
Deferred revenue	300	200

Total current liabilities	6,963	7,175

Long-term liabilities:
Deferred revenues	1,334	972
Other long-term liabilities	100	100

Total long-term liabilities	1,434	1,072

Contingency (Note 13)
Stockholders' equity:
Convertible preferred stock, $0.001 par value; 10,000,000 shares authorized:
Series A; 6,200,000 shares designated; none issued and outstanding at March 31, 2001 and December 31, 2000	—	—
Series B; 553,126 shares designated; none issued and outstanding at March 31, 2001 and December 31, 2000	—	—
Common stock, $0.001 par value; 35,000,000 shares authorized; 10,169,242 issued and outstanding at March 31, 2001; 10,150,992 issued and outstanding at December 31, 2000	10	10
Additional paid-in capital	72,714	72,625
Accumulated other comprehensive loss:
Cumulative translation adjustment	(642)	(464)
Accumulated deficit	(57,843)	(58,928)

Total stockholders' equity	14,239	13,243

Total liabilities and stockholders' equity	$22,636	$21,490

See notes to the consolidated financial statements.

F–28

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
(in thousands, except per share amounts)	2001	2000
	(unaudited)

Revenues:
Product revenue	$6,291	$4,231
License and other revenue	242	181

Total revenues	6,533	4,412
Cost of goods sold	1,253	927

Gross profit	5,280	3,485

Operating expenses:
Research and development	1,479	1,766
Selling, general and administrative	3,028	3,167

Total operating expenses.	4,507	4,933

Income (loss) from operations	773	(1,448)
Interest income	177	109

Income (loss) from continuing operations before provision for income taxes	950	(1,339)
Provision for income taxes	—	—

Income (loss) from continuing operations	950	(1,339)
Income from discontinued operations	135	20

Net income (loss)	$1,085	$(1,319)

Income (loss) from continuing operations per share:
Basic	$0.09	$(0.13)

Diluted	$0.08	$(0.13)

Net income (loss) per share:
Basic	$0.11	$(0.13)

Diluted	$0.10	$(0.13)

See notes to the consolidated financial statements.

F–29

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

	Three Months Ended March 31,
(in thousands)	2001	2000

Net income (loss)	$1,085	$(1,319)
Other comprehensive income (loss):
Cumulative translation adjustment	(178)	(109)
Unrealized holding gain on investment	—	777

Total other comprehensive income (loss)	(178)	668

Comprehensive income (loss)	$907	$(651)

See notes to the consolidated financial statements.

F–30

Vysis, Inc.
(An indirect subsidiary of BP p.l.c.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
(in thousands)	2001	2000
	(unaudited)

Cash flows from operating activities:
Net income (loss)	$1,085	$(1,319)
Reconciliation of net loss to net cash used in operating activities:
Income from discontinued operations	(135)	(20)
Depreciation and amortization	229	370
Effects of changes in foreign currency	37	26
Changes in assets and liabilities:
Accounts receivable	(1,301)	207
Inventories	26	(51)
Other current assets	(944)	(671)
Other assets	(121)	10
Accounts payable and accrued liabilities	(237)	258
Deferred revenue	462	(66)

Net cash used in operating activities	(899)	(1,256)

Cash flows from investing activities:
Proceeds, net of cash sold, from French distributor	92	651
Proceeds, net of transaction-related expenses, from sale of Imaging business	250	39
Proceeds from maturities of short-term investments	5,625	3,585
Purchases of short-term investments	(1,859)	(3,244)
Purchases of property and equipment	(152)	(171)
Proceeds from sale of property and equipment	—	23
Increase in other assets	—	(53)

Net cash provided by investing activities	3,956	830

Cash flows from financing activities:
Proceeds from option plan exercises	89	125
Expenses funded by BP	—	115

Net cash provided by financing activities	89	240
Effect of exchange rate changes on cash	(23)	(49)
Cash provided by (used in) discontinued operations	66	(73)

Net increase (decrease) in cash and cash equivalents	3,189	(308)
Cash and cash equivalents at beginning of period	715	4,818

Cash and cash equivalents at end of period	$3,904	$4,510

See notes to the consolidated financial statements.

F–31

Vysis, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—ORGANIZATION AND BUSINESS:

Vysis, Inc. ("Vysis" or the "Company") is a Genomic Disease Management company that develops, commercializes and markets clinical products that provide information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases. Vysis currently markets six U.S. Food and Drug Administration ("FDA") or foreign cleared or approved clinical ("Clinical") products in addition to distributing over 300 Analyte Specific Reagent and research ("ASR/Research") products through its direct sales operations in the United States and Europe and a worldwide distribution network covering 59 countries. The Company's wholly owned subsidiary, Gene-Trak Systems Industrial Diagnostics Corporation, manufactures and markets food testing kits based on Deoxyribonucleic Acid ("DNA") probes. See note 14 regarding the Company's intent to sell substantially all of the assets of the food testing business.

The Company was incorporated in Delaware on April 18, 1991. The Company's business represents the consolidation of multiple research units and programs of the former Amoco Corporation. On December 31, 1998, Amoco Corporation merged with the former British Petroleum Corporation, and as a result of the merger became a wholly-owned subsidiary of BP p.l.c.

On February 10, 1998, the Company completed the initial public offering of 3 million shares of its Common Stock, par value $0.001 per share, at a price of $12.00 per share (the "Offering"). The net proceeds of the Offering after deducting expenses were approximately $32.1 million. Concurrent with the consummation of the Offering, the Company issued 675,000 shares of Common Stock at $12.00 per share to BP in exchange for a reduction of $8.1 million in the Company's note payable to BP. As of May 3, 2001, BP beneficially owned approximately 66 percent of the Company's outstanding Common Stock.

NOTE 2—FINANCIAL INFORMATION:

The unaudited interim consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

In the opinion of management, the interim consolidated financial statements reflect all adjustments necessary for a fair presentation of the interim periods. All such adjustments are of a normal, recurring nature. Certain amounts in fiscal 2000 have been reclassified to conform to the fiscal 2001 presentation. These changes had no impact on previously reported results of operations or stockholders' equity. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for a full year.

NOTE 3—RECENT ACCOUNTING PRONOUNCEMENTS:

On June 29, 2001, Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", was approved by the Financial Accounting Standards Board (FASB). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company is required to implement SFAS No. 141 on July 1, 2001 and does not believe that the adoption of SFAS No. 141 will have a significant impact on its financial statements.

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On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets", was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company is required to implement SFAS No. 142 on January 1, 2002 and does not believe that the adoption of SFAS No. 142 will have a significant impact on its financial statements.

NOTE 4—COMPOSITION OF BALANCE SHEET COMPONENT:

Inventories consisted of the following (in thousands):

	March 31, 2001	December 31, 2000

Raw materials and supplies	$714	$431
Finished goods	656	1,011

	$1,370	$1,442

NOTE 5—SHORT-TERM INVESTMENTS CLASSIFIED AS HELD TO MATURITY:

Short-term investments are classified as held to maturity, are carried at amortized cost and are summarized as follows (in thousands):

	March 31, 2001
	Amortized Cost	Unrealized Loss	Fair Value

U.S. government agencies	$4,122	$2	$4,120
Corporate debt securities	2,785	9	2,776

	$6,907	$11	$6,896

	December 31, 2000
	Amortized Cost	Unrealized Gain	Fair Value

U.S. government agencies	$3,307	$5	$3,312
Corporate debt securities	7,366	3	7,369

	$10,673	$8	$10,681

A summary of securities classified as held to maturity at March 31, 2001 are as follows (in thousands):

Due In	Amortized Cost	Fair Value

1-90 Days	$6,423	$6,413
91-180 Days	484	483

	$6,907	$6,896

NOTE 6—INCOME TAXES:

Prior to the completion of the Company's Offering, the results of operations were included in the consolidated income tax returns of BP; accordingly, the domestic net operating losses through

F–33

February 10, 1998 have been utilized by BP in its consolidated income tax returns and are not available to offset the Company's future taxable income. Subsequent to the Offering, the Company has filed separate federal income tax returns. For state income taxes, the Company's results of operations will continue to be included with BP, due to its 66 percent ownership interest in the Company, in those states where required by state tax law. Under state tax laws in a number of states, including Illinois (the state in which much of the Company's business is taxed), the Company is required by law to be included in BP's unitary state tax returns as long as BP owns or controls 50 percent or more of the voting equity. For unitary state filings, the tax sharing agreement with BP requires BP to pay the Company the incremental tax savings, if any, received by BP as a result of including the Company's results of operations in such filings. The agreement also requires the Company to pay BP the incremental tax liability, if any, incurred by BP as a result of including the Company's results of operations in such filings. As a result of BP's apportionment factors combined with minimal U.S. based taxable income, the Company has not recorded any state income tax expense for the three months ended March 31, 2001. For federal and state income taxes in non-unitary states, the Company has not recorded any income tax expense due to the availability of net operating loss carry-forwards. Ultimate utilization or availability of net operating losses and certain deferred tax assets may be limited if a significant change in ownership occurs, as defined by rules enacted with the United States Tax Reform Act of 1986.

A full valuation allowance has been provided for all deferred tax assets (net of liabilities) at March 31, 2001 as management does not consider realization of such amounts more likely than not.

NOTE 7—GAIN ON SALE OF FRENCH DISTRIBUTOR:

On December 31, 1999, the Company sold its wholly-owned French distribution subsidiary to Applied Genetics Services, Ltd. for a purchase price in French francs the equivalent of $1,272,000 in U.S. dollars as of December 31, 1999, resulting in a gain of $166,000. At March 31, 2001, the Company and its foreign subsidiaries have received the U.S. dollar equivalent of $1,168,000. The Company received during April 2001 the remaining payment in French francs, which translated into the equivalent of $14,000 in U.S. dollars.

NOTE 8—GAIN ON SALE OF THE IMAGING BUSINESS:

During July 1999, the Company sold its Quips cytogenetic imaging instrumentation ("Imaging") business, which represented nearly all of the Company's current genetic instrument product line, to Applied Imaging Corp. ("AI") for a purchase price of $2,278,000 plus additional consideration of $749,000 for the purchase of certain Imaging component inventory, resulting in a gain of $1,700,000. Of the $3,027,000 in total consideration, the Company has received $2,499,000 in cash and 497,368 shares of AI common stock that was valued upon its receipt at $528,000. During July 2000, the Company sold the AI common stock for $1,718,000 resulting in a realized gain of $1,190,000.

NOTE 9—RELATED PARTY TRANSACTION:

During the three months ended March 31, 2000, the Company received certain consulting services provided for and paid by BP valued at $115,000. The Company has recorded the benefit of these services as a capital contribution with a corresponding charge to selling, general and administrative expense.

NOTE 10—SEGMENT AND GEOGRAPHIC INFORMATION:

The Company operates in one reportable business segment: genetic testing products. The genetics business develops, commercializes, manufactures and markets products that use nucleic acid probes for the evaluation and management of cancer, prenatal disorders and other genetic diseases.

F–34

The Company's revenues by product line are as follows (in thousands):

	Three Months Ended March 31,
	2001	2000

FDA/ADM approved clinical genetic testing products	$2,013	$1,297
ASR/Research genetic testing products	3,536	2,642
Genetic instrument products	742	292
License and other revenue	242	181

Consolidated total revenues	$6,533	$4,412

The Company's revenues by geographic area based on location of customers are as follows (in thousands):

	Three Months Ended March 31,
	2001	2000

United States	$3,292	$1,947
Europe, Middle East and Africa	2,347	1,838
Other	894	627

Consolidated total revenues	$6,533	$4,412

NOTE 11—INCOME (LOSS) PER SHARE:

Basic income (loss) from continuing operations per share and net income (loss) per share are computed by dividing income (loss) from continuing operations and net income (loss) (numerators) by the weighted average number of common shares outstanding (denominator) during the period and excludes the dilutive effect of stock options. Diluted income (loss) from continuing operations per share and net income (loss) per share gives effect to all dilutive potential common shares outstanding during a period. In computing diluted income (loss) from continuing operations per share and net income (loss) per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from exercise of stock options.

F–35

The following is a reconciliation of the numerators and denominators of the basic and diluted income (loss) from continuing operations and net income (loss) computations (in thousands, except per share amounts) for the three months ended March 31, 2001 and 2000:

	Three Months Ended March 31,
	2001	2000

Numerators:
Income (loss) from continuing operations	$950	$(1,339)

Net income (loss)	$1,085	$(1,319)

Denominator:
Denominator for basic net income (loss) per share—weighted-average shares	10,154	10,007
Dilutive potential common shares—stock options	1,026	—

Denominator for diluted net income (loss) per share	11,180	10,007

Basic income (loss) from continuing operations	$0.09	$(0.13)

Diluted income (loss) from continuing operations	$0.08	$(0.13)

Basic net income (loss) per share	$0.11	$(0.13)

Diluted net income (loss) per share	$0.10	$(0.13)

Options to purchase 191,476 shares of common stock were outstanding at March 31, 2001, but were not included in the computation of diluted net income per share for the three months ended March 31, 2001 as their effect was antidilutive. Options to purchase 2,179,635 shares were outstanding at March 31, 2000, but were not included in the computation of diluted loss per share for the three ended March 31, 2000 as their effect was antidilutive.

NOTE 12—DISTRIBUTION AND SUPPLY AGREEMENT:

On March 30, 2001, the Company entered into a five-year, renewable distribution and supply agreement ("the Agreement") with Abbott Laboratories ("Abbott"). The Agreement provides Abbott with the exclusive distribution rights in North America and Europe for the Company's PathVysion™ breast cancer product and its UroVysion bladder cancer product. The Agreement also gives Abbott an exclusive option for distribution rights in Asia/Pacific (except Japan) and South America for both products. All payments will be recognized by the Company over the periods to which they apply.

NOTE 13—CONTINGENCY:

As previously reported, the Company is named as the defendant in a declaratory judgment suit filed in the United States District Court in the Southern District of California (San Diego) by Gen-Probe Incorporated ("Gen-Probe"). The suit seeks a declaration that the Company's U.S. Patent No. 5,750,338 ("the '338 patent") is invalid, unenforceable and not infringed by certain products for detecting the presence of hepatitis C virus and human immunodeficiency virus in blood specimens. The Company understands that Chiron Corporation ("Chiron") is currently marketing the products in various countries outside the U.S. pursuant to licenses granted by the Company to Gen-Probe and Chiron. The suit also seeks an injunction restraining the Company from interfering with activities by Gen-Probe and its partners regarding these and other products in development; damages and other

F–36

relief for unfair competition; and a declaration of Gen-Probe's rights and obligations under its license to the '338 patent. The parties are taking discovery. The trial is projected to occur in about January 2002. The Company believes Gen-Probe's claims are without merit and is defending its rights vigorously.

As also reported previously, the Company has filed an application to reissue the '338 patent with the United States Patent & Trademark Office seeking clarification of certain matters concerning the '338 patent. The reissue application also requests the Patent Office to supplement the claims of the issued patent with new claims of intermediate scope. The application remains pending.

Neither loss of the suit filed by Gen-Probe nor an adverse ruling by the Patent Office to the reissue application would limit the sales or marketing of any of the Company's present or planned products, but either result could result in the loss of revenue resulting from the licenses granted to Gen-Probe and its partners and other potential licenses granted under the '338 patent. Although there can be no assurance as to the ultimate outcome of the suit, based upon the information available at this time it is the opinion of the Company's management that the outcome of this suit will not have a material adverse effect on the Company's business, results of operations and financial condition.

NOTE 14—SUBSEQUENT EVENT:

The Company sold on August 4, 2001 substantially all of the assets, while retaining substantially all of the liabilities of its food testing business to Neogen Corporation for a purchase price of approximately $3.5 million, resulting in a gain of approximately $1.5 million. The Company's financial statements have been restated to reflect the food testing business as a discontinued operation for all periods presented. Operating results of the discontinued food testing business are summarized as follows (in thousands):

	Three months ended March 31,
	2001	2000

Total revenues	$686	$719
Gross profit	294	432
Income from discontinued operations	135	20

Assets of the discontinued operations are as follows (in thousands):

	March 31, 2001	December 31, 2000

Accounts receivable	$295	$362
Inventories	321	210
Other current assets	5	—

Total current assets	$621	$572

Property and equipment, net	$46	$52

F–37

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be borne by us in connection with the offering being registered hereby:

Securities and Exchange Commission filing fee		$27,347
NASD filing fee		11,439
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes the indemnification of our directors and officers; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors and officers against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

Our Certificate of incorporation provides for indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

II–1

Item 16. Exhibits and Financial Statement Schedules

Exhibit No	Description

1.1	Form of Underwriting Agreement*
4.1.1	Certificate of Incorporation of Vysis, Inc. (formerly Framingham Development Company) filed April 18, 1991 (incorporated by reference to Exhibit 3.1.1 to the Company's Registration Statement No. 333-38109).
4.1.2	Certificate of Amendment of Certificate of Incorporation filed March 30, 1994 (incorporated by reference to Exhibit 3.1.2 to the Company's Registration Statement No. 333-38109).
4.1.3	Certificate of Merger filed February 1, 1996 (incorporated by reference to Exhibit 3.1.3 to the Company's Registration Statement No. 333-38109).
4.1.4	Certificate of Amendment of Certificate of Incorporation filed February 29, 1996 (incorporated by reference to Exhibit 3.1.4 to the Company's Registration Statement No. 333-38109).
4.1.5	Certificate of Correction of Certificate of Amendment filed July 22, 1996 (incorporated by reference to Exhibit 3.1.5 to the Company's Registration Statement No. 333-38109).
4.1.6	Certificate of Amendment of Certificate of Incorporation filed September 16, 1997 (incorporated by reference to Exhibit 3.1.6 to the Company's Registration Statement No. 333-38109).
4.1.7	Certificate of Designations of Series B Preferred Stock, filed September 17, 1997 (incorporated by reference to Exhibit 3.1.7 to the Company's Registration Statement No. 333-38109).
4.1.8	Certificate of Amendment of Certificate of Incorporation filed November 21, 1997 (incorporated by reference to Exhibit 3.1.8 to the Company's Registration Statement No. 333-38109).
4.1.9	Amended and Restated Bylaws of Vysis, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).
4.1.10	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No. 333-38109)
5.1	Opinion of Mayer, Brown & Platt*
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Mayer, Brown & Platt (included in Exhibit 5.1)*
24.1	Powers of Attorney (included on signature page)

*
To be filed by amendment

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II–2

The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–3

Signatures

Pursuant to the requirements of the Securities Act of 1933, Vysis, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, this 7th day of August, 2001.

VYSIS, INC.
By:	/s/ JOHN L. BISHOP Name: John L. Bishop Title: President and Chief Executive Officer

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints John L. Bishop, John R. Sluis and William E. Murray, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form S-3 Registration Statement and to sign any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1993, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming that all said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ JOHN L. BISHOP John L. Bishop	President, Chief Executive Officer and Director (Principal Executive Officer)	August 7, 2001
/s/ JOHN R. SLUIS John R. Sluis	Senior Vice President of Finance (Principal Financial Officer and Principal Accounting Officer)	August 7, 2001
/s/ W. MURRAY AIR W. Murray Air	Director	August 7, 2001
/s/ THOMAS E. DEWEY, JR. Thomas E. Dewey, Jr.	Director	August 7, 2001
/s/ KEITH E. HOLMBERG Keith E. Holmberg	Director	August 7, 2001

S–1

/s/ RICHARD A. LERNER Richard A. Lerner	Director	August 7, 2001
/s/ KENNETH L. MELMON Kenneth L. Melmon	Director	August 7, 2001
/s/ ANTHONY J. NOCCHIERO Anthony J. Nocchiero	Director	August 7, 2001
/s/ WILLIAM R. QUANSTROM William R. Quanstrom	Director	August 7, 2001
/s/ MARK A. ROBERTS Mark A. Roberts	Director	August 7, 2001
/s/ IAN SPRINGETT Ian Springett	Director	August 7, 2001
/s/ FRANK J. SROKA Frank J. Sroka	Director	August 7, 2001

S–2

EXHIBIT INDEX

Exhibit No	Description

1.1	Form of Underwriting Agreement*
4.1.1	Certificate of Incorporation of Vysis, Inc. (formerly Framingham Development Company) filed April 18, 1991 (incorporated by reference to Exhibit 3.1.1 to the Company's Registration Statement No. 333-38109).
4.1.2	Certificate of Amendment of Certificate of Incorporation filed March 30, 1994 (incorporated by reference to Exhibit 3.1.2 to the Company's Registration Statement No. 333-38109).
4.1.3	Certificate of Merger filed February 1, 1996 (incorporated by reference to Exhibit 3.1.3 to the Company's Registration Statement No. 333-38109).
4.1.4	Certificate of Amendment of Certificate of Incorporation filed February 29, 1996 (incorporated by reference to Exhibit 3.1.4 to the Company's Registration Statement No. 333-38109).
4.1.5	Certificate of Correction of Certificate of Amendment filed July 22, 1996 (incorporated by reference to Exhibit 3.1.5 to the Company's Registration Statement No. 333-38109).
4.1.6	Certificate of Amendment of Certificate of Incorporation filed September 16, 1997 (incorporated by reference to Exhibit 3.1.6 to the Company's Registration Statement No. 333-38109).
4.1.7	Certificate of Designations of Series B Preferred Stock, filed September 17, 1997 (incorporated by reference to Exhibit 3.1.7 to the Company's Registration Statement No. 333-38109).
4.1.8	Certificate of Amendment of Certificate of Incorporation filed November 21, 1997 (incorporated by reference to Exhibit 3.1.8 to the Company's Registration Statement No. 333-38109).
4.1.9	Amended and Restated Bylaws of Vysis, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).
4.1.10	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No. 333-38109)
5.1	Opinion of Mayer, Brown & Platt*
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Mayer, Brown & Platt (included in Exhibit 5.1)*
24.1	Powers of Attorney (included on signature page)

*
To be filed by amendment

QuickLinks

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
VYSIS, INC.
VALUATION AND QUALIFYING ACCOUNTS For the Years Ended December 31, 1998, 1999 and 2000 (In Thousands)
EXHIBIT INDEX